Innovation for a Global Market


EUROPE
ASIA
AMERICAS
INDUSTRIAL PACKAGING
POWER SYSTEMS & ELECTRONICS
TRANSPORTATION
CONSTRUCTION PRODUCTS
FOOD EQUIPMENT
DECORATIVE SURFACES
POLYMERS & FLUIDS

ITW

ILLINOIS TOOL WORKS INC.
ANNUAL REPORT

'07

Financial Highlights

DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2007	2006	2005
Year Ended December 31			
Operating Results			
Operating revenues	$16,170,611	$13,798,995	$12,540,360
Operating income	2,623,756	2,385,414	2,115,230
Operating income margin	16.2%	17.3%	16.9%
Income from continuing operations	$ 1,826,079	$ 1,680,577	$ 1,480,435
Return on operating revenues	11.3%	12.2%	11.8%
Operating revenues by segment:			
Industrial Packaging	$ 2,400,832	$ 2,164,822	$ 2,097,903
Power Systems & Electronics	2,245,514	1,847,926	1,492,554
Transportation	2,215,497	1,961,502	1,913,281
Construction Products	2,064,477	1,897,690	1,726,591
Food Equipment	1,930,281	1,520,990	1,483,676
Decorative Surfaces	1,239,190	1,004,003	939,757
Polymers & Fluids	1,001,952	762,230	677,038
All Other	3,119,523	2,699,147	2,258,694
Per Share of Common Stock			
Income from continuing operations:			
Basic	$ 3.31	$ 2.97	$ 2.59
Diluted	3.28	2.95	2.57
Cash dividends paid	$ 0.910	$ 0.705	$ 0.585
Returns			
Return on average invested capital	18.0%	18.3%	17.5%
Return on average stockholders' equity	19.9	20.3	19.5
Liquidity and Capital Resources			
Free operating cash flow	$ 2,130,942	$ 1,765,022	$ 1,558,441
Total debt to capitalization	19.7%	13.6%	13.8%

Note: Certain reclassifications of prior years' data have been made to conform with current year reporting.

TABLE OF CONTENTS

On the cover: Stamping foil provided by ITW Foilmark.

ITW at a Glance

Illinois Tool Works Inc. (NYSE: ITW) is a diversified manufacturing company with nearly 100 years of history delivering specialized expertise, innovative thinking and value-added products to meet critical customer needs in a variety of industries. ITW has more than 825 decentralized business units in 52 countries that employ approximately 60,000 men and women. These talented individuals, many of whom have specialized engineering or scientific expertise, contribute to our global leadership in patents and patent applications, which currently exceeds 21,600.

ITW Priorities and Long-Standing Strengths

Decentralized Business Model

We believe our structure of 825 operating business units allows us to stay close to our customers and leverage intimate local market expertise to protect and foster entrepreneurial ingenuity and agility.

80/20 Business Simplification

With the steadfast application of our 80/20 business process throughout our businesses, we ensure that our primary focus stays right where it needs to be—on the key 20 percent of customers and core products that account for 80 percent of our sales. By doing so, we develop more relevant products and delivery solutions that are geared toward the most important customer needs and interests.

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Innovation takes on many forms at ITW and is the by-product of our intimate understanding of what customers need and value most. Innovation appears in new products, product enhancements or market-specific modifications, process improvements, new distribution models and information and resource sharing.

ITW Business Segments

PERCENT OF TOTAL COMPANY REVENUES

15%


angleBOARD

Industrial Packaging

Steel, plastic and paper products used for bundling, shipping and protecting transported goods

Primary Products

- Steel and plastic strapping and related tools and equipment
- Plastic stretch film and related equipment
- Paper and plastic products that protect goods in transit
- Metal jacketing and other insulation products

Major End Markets

- Primary Metals 25%
- General Industrial 21%
- Construction 14%
- Food & Beverage 13%

Primary Brands

- Acme
- Angleboard
- Fleetwood
- Mima
- Orgapack
- Signode
- Strapex

14%


Miller

Power Systems & Electronics

Equipment and consumables associated with specialty power conversion, metallurgy and electronics

Primary Products

- Arc welding equipment
- Metal arc welding consumables and related accessories
- Metal solder materials for PC board fabrication
- Equipment and services for microelectronics assembly
- Electronic components and component packaging
- Airport ground support equipment

Major End Markets

- General Industrial 36%
- Electronics 20%
- Construction 10%

Primary Brands

- AXA Power
- Bernard
- Elga
- Hobart
- Kester
- Miller
- Speedline
- Tien Tai
- Tregaskiss
- Weldcraft

14%



Transportation

Components, fasteners, fluids and polymers for transportation-related applications

Primary Products

- Metal and plastic components and assemblies for automobiles and trucks
- Metal and plastic fasteners for automobiles and trucks
- Fluids and polymers for maintenance and appearance
- Fillers and putties for auto body repair
- Polyester coatings and patch and repair products for the marine industry

Major End Markets

- Automotive OEM/Tiers 72%
- Automotive Aftermarket 21%

Primary Brands

- DaeLim
- Deltar
- Drawform
- Fibre Glass-Evercoat
- Filtertek
- Permatex
- Shakeproof
- Wynn's

13%



Construction Products

Tools, fasteners and other products for construction applications

Primary Products

- Fasteners and related fastening tools for wood applications
- Anchors, fasteners and related tools for concrete applications
- Metal plate truss components and related equipment and software
- Packaged hardware, fasteners, anchors and other products for retail

Major End Markets

- Residential Construction 39%
- Renovation Construction 29%
- Commercial Construction 28%

Primary Brands

- Alpine
- ITW Brands
- Buildex
- Paslode
- Proline
- Pryda
- Ramset
- Red Head
- Reid
- SPIT
- Truswal

12%



Food Equipment

Commercial food equipment and related service

Primary Products

Warewashing equipment

Cooking equipment, including ovens, ranges and broilers

Refrigeration equipment, including refrigerators, freezers and prep tables

Food processing equipment, including slicers, mixers and scales

Kitchen exhaust, ventilation and pollution control systems

Major End Markets

Food Institutional/Restaurant 57%

Service 29%

Food Retail 9%

Primary Brands

Avery Berkel
Bonnet
Foster
Gaylord
Hobart
Kairak
MBM
Peerless
Thirode
Traulsen
Vulcan
Wolf

8%



Decorative Surfaces

Decorative surfacing materials for countertops, flooring, furniture and other applications

Primary Products

Decorative high-pressure laminate for countertops

Solid surface materials for countertops

High-pressure laminate flooring

Laminate for furniture applications

High-pressure laminate worktops

Major End Markets

Commercial Construction 52%

Renovation Construction 21%

Residential Construction 18%

General Industrial 9%

Primary Brands

Arborite
Polyrey
Resopal
Wilsonart

6%


ULTRA
BLACK

Polymers & Fluids

Adhesives, sealants, lubrication and cutting fluids, and janitorial and sanitation supplies

Primary Products

Adhesives for industrial, construction and consumer purposes

Chemical fluids which clean or add lubrication to machines

Epoxy and resin-based coating products for industrial applications

Hand wipes and cleaners for industrial applications

Die-cut components for telecommunications, medical and transportation applications

Major End Markets

General Industrial 32%

Construction 14%

MRO 12%

Automotive Aftermarket 8%

Primary Brands

Chemtronics
Densit
Devcon
Dymon
Krafft
LPS
Novadan
Plexus
ITW Polymer Technologies
Rocol
Schnee-Morehead
TACC

18%



All Other

All other operating segments

Primary Products

Plastic reclosable packaging for consumer food storage

Plastic reclosable bags for storage of clothes and home goods

Plastic consumables that multi-pack cans and bottles and related equipment

Plastic and metal fasteners and components for appliances and industrial applications

Equipment and related software for testing of materials and structures

Foil and film and related equipment used to decorate consumer products

Paint spray equipment

Major End Markets

General Industrial 22%

Consumer Durables 21%

Food & Beverage 17%

Electronics 9%

Primary Brands

Buehler
Devilbiss
Diagraph
Fastex
ITW Foils
Gema
Hi-Cone
Instron
Magnaflux
Minigrip
Ransburg
Simco
Space Bag
Texwipe
Zip-Pak

Revenue Diversification

COMPARATIVE REVENUES BY END MARKETS

1997: $5.2 B



23%
Auto OEM/Tiers
3%
Renovation Construction
6%
Residential Construction
6%
Consumer Durables
22%
Other
9%
Food & Beverage
10%
Commercial Construction
21%
General Industrial

2007: $16.2 B



4%
Primary Metals
15%
General Industrial
4%
Auto Aftermarket
13%
Other
5%
Electronics
5%
Consumer Durables
12%
Food Institutional/Service
6%
Renovation Construction
6%
Food & Beverage
12%
Auto OEM/Tiers
8%
Residential Construction
10%
Commercial Construction

COMPARATIVE REVENUES BY GEOGRAPHY

1997 2007



Asia Pacific and Other
10%
Europe
26%
64%
North America
Asia Pacific and Other
16%
Europe
51%
33%
North America

COMPARATIVE ACQUISITION REVENUES BY GEOGRAPHY

1997 2007



Asia Pacific and Other
30%
35%
North America
Europe
35%
Asia Pacific and Other
18%
Europe
29%
53%
North America

25-Year Revenue/Operating Income



2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994
1993
1992
1991
1990
1989
1988
1987
1986
1985
1984
1983
REVENUE (IN MILLIONS)
OPERATING INCOME (IN MILLIONS)
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500

Letter to Our Shareholders

At ITW, we're known around the world as a leading manufacturer of diversified products. While this description is certainly true, it is our ability to think creatively and critically for our customers, resulting in a continual stream of world-class ideas and inventions, that helps set us apart. This aptitude for innovation defines the ITW culture and brand at work. Throughout our 825 business units in 52 countries, our people continually visualize process improvements, invent completely new products and applications, turn existing products and technologies into exceptional ones and craft patented breakthroughs that transform industries.

Innovation is defined as the introduction of new improvements or methods. At ITW, the customer has always served as the catalyst behind our new ideas. What does the customer need? How could the customer benefit? What can we do to help our customers improve outcomes or products, reduce inefficiencies, increase strength, shorten timeframes and create value? Answers to these questions, which result from our deep understanding of our customers' businesses, drive our ability to develop superior solutions. Our adaptability to and entrenchment in each customer's success is integral to our own.

2007 Financial Results

In 2007, our ability to innovate helped drive our company to reach $16.2 billion in revenues—a 17.2 percent increase over the prior year. Components of our top-line growth include an 11.3 percent contribution from acquisitions, 4.1 percent contribution from currency translation and 1.8 percent growth from base business. While full-year operating margins were 110 basis points lower than 2006 due to the expected dilutive impact of acquisitions, our base business margins improved 40 basis points for the year.

Our accomplishments are a true testament to the value of our operating strategy. ITW's global presence has grown substantially in recent years, and our European and Asia Pacific enterprises drove our impressive results for the year. In 2007, revenues from businesses outside North America represented 49 percent of company-wide revenues, compared to only 36 percent in 1997.



At left:
DAVID B. SPEER
Chairman and Chief Executive Officer

At right:
THOMAS J. HANSEN
Vice Chairman

Other 2007 financial highlights include operating income growing 10.0 percent; income from continuing operations increasing 8.7 percent; and diluted income per share from continuing operations growing 11.2 percent, reaching $3.28 compared to $2.95 for 2006.

Growth Through Acquisitions

While we continue to grow each business through our ability to innovate and problem-solve, we also grow through acquisitions. Our acquisitions help us expand in multiple ways: penetrating existing markets, adding new products, making inroads into new geographies, procuring new customers who benefit from our expertise and expanding our relationships with existing customers.

As in recent years, our acquisition pace in 2007 helped us achieve greater end-market and geographic diversity while adding suitable new companies with leading products to the ITW family. We completed 52 acquisitions totaling $995 million of annualized revenues and paid less than one-time revenues for these transactions. Of these new companies, 53 percent of the acquired revenues emanate from Europe, 18 percent from Asia Pacific and 29 percent from North America. Each of these companies has already started implementing our time-tested 80/20 business process and other elements of the ITW Toolbox. We expect to see the rewards of this systematic approach as these units begin to focus their attention and resources on their key customers and products.

Compared to 2006, when we acquired a record $1.7 billion on 53 acquisitions, we purchased companies of smaller size this year, but are pleased that we were able to close the right deals—for our customers and for our company—at the right price. Our valuation approach is a discipline that we exercise on each and every transaction to ensure we can achieve good returns for our shareholders. In fact, our return on invested capital was at 18 percent for 2007. In 2008, we anticipate another strong year for potential acquisitions and we will maintain sound judgment regarding valuations as always.

Capital Structure

As we head into 2008, our balance sheet remains stronger than ever, and the flexibility of our capital structure provides us with the ability to act quickly when opportunities arise. ITW's free operating cash flow was a record $2.1 billion for the year, which showcases our ability to generate cash to fuel our growth as well as reduce working capital levels.

As we routinely look for ways to optimize our balance sheet and make the best use of our strong free operating cash flow, dividends, acquisitions and share repurchases will continue to play important roles. In addition to the 52 new companies purchased in 2007, we used free cash to increase our quarterly cash dividend to 28 cents per share, which represents a 33 percent increase over the prior rate. We also continued to utilize our ongoing buyback program, spending $1.8 billion to repurchase 32.4 million shares. In another move to boost flexibility, we issued Eurobonds of €750 million.

Operational Developments

ITW has grown tremendously over the past decade in terms of sheer size, number of businesses, geographies in which we operate and the end markets that we serve. To better reflect these changes, we updated how we report our financial results, both internally to senior management and externally to investors. We now have an internal reporting structure that consists of 60 reporting segments, which are aggregated into eight reportable segments. We expect that this new reporting structure will also help clarify results of our global network of businesses. We have detailed these segments and explained the various end markets they serve in this year's annual report.

Protecting Our World-Class Ideas

Innovation is a core strength of our global culture and is valued and reinforced throughout our worldwide businesses. The number of patents we hold, and the number of patent application filings, are clear signs of our creative aptitude. Today, we have 21,636 patents and pending applications around the world, and we consistently rank in the top 100 of patent recipients in the United States. Our patent activities showcase the global nature of our business as well—in 2007 we were issued 287 U.S. patents and 1,212 foreign ones. Via the prestigious ITW Patent Society, our most creative thinkers gather during the year to share the latest insight and product breakthroughs with patent leaders from other parts of the company. This knowledge sharing helps to spur idea generation throughout our businesses and results in direct customer benefits.

Management Developments

Some important management changes were made this past year to better reflect our business today, as well as where our business is headed. In 2007, our Board of Directors elected Jane Warner to executive vice president of the global finishing and software businesses. Jane, who has been with ITW since 2005, has a proven operating and management track record that will help guide this area as it expands.

Juan Valls was elected to executive vice president of global automotive fasteners. Based in Barcelona as our first international executive vice president, Juan has been with ITW since 1989 and his promotion speaks to his talents as well as ITW's expanding global footprint. His solid experience and leadership skills will prove an advantage as we continue building new and stronger relationships with an increasingly global automotive marketplace. His promotion now gives us a total of 10 executive vice presidents who continue to be the primary architects of ITW's successful growth.

Robert Brunner, who formerly held Juan's position, has moved to the position of executive vice president of ITW's worldwide construction business, where he will bring his vast knowledge and insight to another important market for us.

We are thrilled to have Pamela Strobel, former executive vice president and chief administrative officer of Exelon and president of its Business Services Company, join our Board of Directors. Pam's business background includes legal, operational and communications experience, and we look forward to the perspectives and contributions she will bring to our Board.

We'd like to wish Mary Ann Mallahan, our director of community relations and head of the ITW Foundation, well as she retires from a 31-year career at ITW. Over the years, she has helped to foster our company-wide culture of community service, and her enthusiasm and commitment will be missed.

We also bid a fond farewell to Director Michael Birck, who is retiring after 12 years of service on our Board of Directors. We appreciate his contributions to our Board, specifically his role as the chairman of the audit committee. We thank him for his participation with ITW and wish him the best.

2008 Expectations

Looking ahead, 2008 will have its share of challenges, particularly in the North American markets, but we are well positioned with a diverse mix of end markets, products and technologies to weather market fluctuations in the industries we serve, and in the markets in which we operate. As new opportunities unfold throughout the world, ITW is poised to take advantage of them. Our customers and prospects recognize that ITW stands for consistency and innovation wherever they choose to do business.

We would like to thank all our people throughout our worldwide businesses for their tireless efforts to provide our customers with cutting-edge products and technologies that drive improvement in their businesses. And we express our gratitude to our shareholders, whose interest and faith in our ability to profitably grow this business year after year makes all of this possible.

DAVID B. SPEER
Chairman and Chief Executive Officer
February 26, 2008

THOMAS J. HANSEN
Vice Chairman
February 26, 2008

In a rapidly changing, worldwide marketplace and an increasingly interconnected global supply chain, the more than 800 businesses that comprise ITW stand ready to respond to customer needs—wherever they may arise—and pursue new ideas and approaches that help move industries, markets and end-users forward.

Our philosophy is simple: Be where customers need us, innovate when customers truly value from it and leverage great ideas throughout the enterprise.



Industrial Packaging

Securing a Stronghold

The escalation in the exchange of raw materials, goods and services across cities, nations, geographic regions and global marketplaces means that assets are often on the move. Protecting these assets while they are en route—whether it is by roadway, rail, air or sea—and leveraging the advantages of being a value-added local provider is how ITW's Industrial Packaging businesses gain a competitive edge.



Local Lift



At **Signode**, getting a customer's product or material from point A to point B—efficiently and cost-effectively—is the name of the game. In the active marketplaces of Brazil and India, local Signode teams are providing solutions that respond to specific market needs; when called upon, they are also lending a careful eye toward their customers' supply chains to help determine where opportunities for improvement lie.

Key to Signode's success is the information sharing that occurs among local teams. Process, mechanical and electrical engineers collaborate across geographical boundaries to develop or adapt the right solutions for their customers. These communication channels enable us to meet business needs locally and manufacture the tailored products in the region, whenever appropriate, to eliminate freight and duty costs.

Busy Ports and Railways



Signode Brazil's state-of-the-art production facility just outside São Paulo delivers locally manufactured steel and plastic strapping products to serve the region's rising domestic shipping and export activities. Production lines at this facility are equipped to produce heat-treated steel strap and unit strap lifting method (USLM) strap, which is used in lifting and securing loads for ship transport. With 36 deep-water ports, trade activity is brisk business in and out of Brazil.

Signode works closely with a variety of industries and is experiencing growth through the increased use of polyester strap, which allows for more versatility in its application than traditional steel strap.

An Essential Link in the Customer's Value Chain



Engineers at **Signode India** are dedicated to reducing customers' total packaging spend, as well as to improving packaging process efficiencies. In addition to serving local customers with their domestic shipping needs, they are often called upon to help Signode customers in other regions improve their service levels and distribution costs. Signode India is also working with the nation's metals industry to establish packaging best practices.

Pooja Peetha, an engineer at ITW India's steel strapping factory in Rudraram, is charged with ensuring all customer needs, no matter how complex, are met expeditiously.



Power Systems & Electronics

Creating the Spark for New Possibilities

When power and precision matter most, ITW businesses that serve welding, soldering, PC board manufacturing, electronics and ground power customers know what it takes to get the job done. Leaders and innovators in their fields of expertise, they deliver powerful solutions that are able to meet the most demanding—and sometimes unique—circumstances.



Automatic Performance



Where do you turn when there aren't enough welders to do the jobs that need to get done? In North America, this is a very real issue facing manufacturers of automobiles, ships, rail cars, heavy machinery and agricultural equipment. Along with added cost pressures from foreign and domestic competitors, North American manufacturers are increasingly turning to automation to solve their welding needs.

Ontario, Canada-based **Tregaskiss**, a world leader in semi-automatic and robotic MIG welding accessories, is a pioneer in the area of automation torches with a worldwide reputation for durability. Built to withstand the harshest of welding environments—like automotive manufacturing—tools like the Thru-Arm™ torch system, the Tough Gun® robotic torch and the nozzle cleaning system help join components on the production floor while delivering quality output, more productivity and reduced downtime.

Heading In a New Direction



With the introduction of the Boeing 787 and the Airbus A350 and A380, the trend toward the all-electric aircraft is quickly becoming a modern-day reality. Increasingly, functions on board these "new era" aircraft rely on electrical power rather than pneumatic power; gone, too, is the need to power up the engine during ground handling. While the end result is better fuel economy in the air and better air and noise quality on the ground, ground crews face new servicing challenges due to the plane's increased electrical power demands when parked.

ITW's **AXA Power** is a leading global supplier of solid-state ground power units to airlines and airports. AXA's team of electrical engineers and power electronics experts designed a technologically advanced system to meet the ground power needs of future aircraft—a compact, all-electronic system that delivers high-quality (400 Hz) electrical power right at the aircraft plug. The innovative system also reduces the need for maintenance, as there are no rotating parts or motors.

Patent Advantage



With more than 450 patents in the circuit board equipment manufacturing arena, **Speedline Technologies** is at the forefront of helping companies like Nokia, Apple, Samsung and Bose—as well as their suppliers—respond to the rapid changes in the consumer electronics marketplace.

High-precision equipment like Speedline's Camalot® SmartStream™ Non-Contact Dispense Pump and the Accela® Stencil Printer help manufacturers produce circuitry that can fit in increasingly smaller spaces, without compromising the quality or speed of manufacturing throughput and circuit connectivity.

John Ufford, head of Speedline's Advanced Research Group, oversees a team of highly skilled electrical, mechanical, software, application and manufacturing engineers who resolve customer issues and deliver solutions that help electronics manufacturers around the world meet the demands of their market.



Transportation

The World on the Move

The world is becoming a busier place, with more people, more flourishing marketplaces and more reasons to travel from here to there. Passenger and road safety have taken center stage on automobile manufacturers' minds and have sparked efforts throughout the supply chain to deliver new and better ways of protection.

Inside the automotive industry, globalization has had a profound effect on where and how cars and trucks are manufactured. Suppliers are increasingly pressured to help OEMs cut costs and deliver efficiencies that benefit the process and also the final product.



Ensuring Top Quality for Safety Components



The most important passenger safety components onboard every vehicle today are the seat belts. The production expertise that goes into ensuring the belts will work effectively—when they need to—is a widely recognized specialty of the **ITW Safety Components Group**. In 2000, a valued customer asked us to produce a high-precision seatbelt retractor, one that was designed to meet the strictest of standards and provide a high degree of safety assurance. The highly engineered component, which is produced at our state-of-the-art facilities in Mexico and Germany, relies on a small steel ball—cradled in plastic—to deliver 25 different angle combinations to produce high levels of reliability.

Alberto Cordero Vazquez is plant manager of ITW Safety Components Mexico. In his position, he oversees production of more than 300 safety components for TRW, Autoliv and Takata operations.

Universal Appeal



The **ITW Delfast** team in Germany found itself with an important mission: help General Motors move toward a global platform by producing a part—an underbody plug—that could be used on a global basis on all GM cars and trucks. Challenge met.

Innovative thinking and customer-focused support is a hallmark of our Delfast team. They help OEMs produce parts more cost-effectively or with more technological advantage—such as a plastic version of a metal part, or a glue that foams during heating in order to reduce the amount of materials required and help overcome imperfect surfaces, like metal sheeting.

Opening Doors



Hyundai Motor Company of Korea is pursuing its goal of becoming a major global manufacturer of value-priced automobiles and SUVs. ITW's acquisition of Korea's **DaeLim** provided access to the Korean automotive marketplace as well as an opportunity to be a true business partner around the globe. DaeLim is a strategic supplier of door handles to Hyundai Motor Company, which produces vehicles under the Hyundai and Kia brands. Through our relationship, we are helping them expand into markets like North America, marked by the recent construction of our production facility in Georgia located near the new Hyundai and Kia facilities. By being in close physical proximity, we are able to offer local supplier advantages that help the customer minimize, and sometimes eliminate, the need to export.



Construction Products

A Constructive Point of View

One way we help customers enhance productivity and streamline costs associated with designing, engineering and building a home or commercial structure is through software systems that help designers, builders and installers resolve issues or conflicts that arise between the design and construction phases. Another way is through high-performance tools and fasteners that can quickly deliver in tough environments or at challenging job sites.



More Flexibility



Oftentimes, in commercial and residential construction projects, a building's design is driven by the brand identity of the occupier. This influence can translate into complex roof designs and fabrication methods that can be time-consuming and costly to execute. **Alpine** and **Truswal** provide sophisticated software and engineering systems that deliver the ability to add flexibility into complex construction design, critique the structure and prepare it for fabrication.

Through our worldwide **Building Components Group**, ITW is making significant investments in construction-related software and engineering technologies. **Pryda** delivers similar solutions to the Asia Pacific marketplace. Our investments extend to intellectual capital as well. On-staff software programmers, designers and engineers collaborate across our software businesses and help advance our technologies as customer needs or advances in technology arise.

Making the Right Design Come Alive



Ameri-CAD is our construction software business that develops software for the AutoCAD platform, thereby making it compatible with most customer in-house systems. This sophisticated design tool helps homebuilders achieve complicated design elements, such as curved walls or expanded doorways. It also reduces the time it takes to build.

IntelliBuild® and IntelliView™, a real-time 3D modeling software system, provides a single application for roofs, walls, floors and openings.

Responding to Challenging Climates



In Europe, **SPIT** is a trusted tool brand in the construction project marketplace. This brand has a track record of delivering high-quality, innovative technologies to meet the challenging demands of the job. SPIT's success is based on maintaining close relationships with the end-user and relying upon direct customer input when developing or gauging the success of new products or product enhancements.

When customer research on the SPIT gas nailer for wood applications revealed that users in northern European countries were experiencing productivity problems with the tool in cold weather, SPIT engineers got to work. They responded with a cold-weather tool that utilizes electronic injection versus gas, which allows the nailer to operate consistently in below-freezing temperatures.



Food Equipment

Food for Thought

In the commercial food equipment marketplace, whether it's products for institutions, restaurants or grocery stores, one thing is certain: ITW brands stand for excellence and leadership. This strength allows us to penetrate new markets and market segments and bring forth ideas and solutions that positively impact our customers' businesses.



West Meets East

One of the most recognizable businesses in food equipment is **Hobart®**. When Hobart made a concerted effort to enter the Asia marketplace (and in particular, China) it became clear that the level of operational efficiency found in commercial kitchens in other parts of the world hadn't yet found its way into most Chinese establishments. Because of the widely recognized Hobart name and the strength of its dealer network throughout Asia, ITW is making inroads in the installation of Hobart warewashers. This growth opportunity demands regional customization, such as modifying the size of some models to meet the smaller space requirements common in that area.

The Challenge of Open Kitchen Design



A trend in restaurant design, particularly in upscale establishments, is the open kitchen. While impressive in look and feel as well as functionality, the open kitchen poses a challenge for building owners and developers in terms of how air flow and exhaust in and around the exposed cooking equipment is managed.

Gaylord Industries, an industry-leading producer of cooking exhaust systems for casinos, cruise ships, hospitals, universities, franchise establishments and the U.S. Navy, is at the forefront of delivering innovative thinking and quality solutions. Their products not only ensure fire safety and ease of maintenance, but also offer a high-quality look that patrons appreciate.

Weighing in on the Subject of Shrink



In food retail, **Avery Berkel** is the business that European grocers, deli managers and butchers have long trusted to help protect the high-margin business at the fresh food counter. Accuracy in this labor-intensive area with products that have a short shelf life can mean the difference between a successful enterprise and one that sees profits literally walking out the door.

Avery Berkel and our counterpart business in North America, Hobart, have taken the weigh scale to new heights. Today it can verify the weight of a slab of prime rib and also integrate with a store's electronic reporting system to improve inventory management. This on-site tracking capability helps store managers assess and monitor counter sales activity and reconcile what is actually charged at checkout.



Decorative Surfaces

Breathing New Life into Laminate

New directions coming out of our Decorative Surfaces businesses are driven by customer desire for more choice, more functionality and more visual appeal. Input from interior designers on the look and feel of our products helps us develop breakthrough products with added appeal and utility. Our Wilsonart® HD™ line, which replicates the appearance and texture of natural stone without the price tag to match, is driving a revival in the laminate marketplace. And in Europe, a new peel-and-stick laminate product creates a simple and affordable way for consumers to reinvigorate outdated surfaces in their homes.



New Levels of Choice for the Marketplace





At **Wilsonart**, our laminate countertops have long met the needs of households around the world. They're durable, easy to maintain and are easy on the pocketbook. But in recent years, a shift in customer preferences toward more high-end countertop materials began to take hold. Aesthetics began to dominate customer choice, and consumers made their move into the next level of countertop surfaces, which was for some a huge leap into costly materials. We foresaw opportunity in the marketplace for options that blended the qualities of laminate with the high-end, aesthetic appeal of natural stone.

Wilsonart's team of designers and engineers went to work to develop a line of surfaces that replicate the look and feel of high-end materials. In order to produce a look that resembles the texture of a natural surface, special tools and technologies were needed to withstand the rigorous production process. A proprietary plate-finishing technology as well as a breakthrough protective coating process led to the introduction of the Wilsonart HD line of sophisticated laminates, and created a revolutionary offering for the laminate marketplace.

Today, kitchen countertop seekers no longer need to exit laminate in order to go "upscale." This is also true in Thailand, where **Wilsonart Thailand** works closely with interior designers, who play a major role in the purchase decision.

Roland L. Williams, product quality manager at Wilsonart Adhesives, ensures each product meets "Wilsonart Smart" standards. Our leadership in the industry is based on our proven ability to maintain the quality of the raw materials as well as to craft superior finished products.

ITW Technology Center Success Story: Peel-and-Stick Laminate



Resopal, manufacturers of laminate in Germany, approached the ITW Technology Center in the United States to help them bring to life an idea for extending the utility of laminate in the Do-It-Yourself marketplace. The idea: peel-and-stick laminate sheets for refurbishing tired or unattractive surfaces, like old wooden doors. Resopal didn't have the internal expertise to turn the idea into reality, but together they came up with the right solution.

Adhesives experts at the Technology Center provided the insight and know-how Resopal needed to foray into this new arena and they also identified a coatings vendor in Germany that could adhere the peel-and-stick adhesive to the laminate. Today, the product is selling in a number of markets in Europe, and the possibilities for its use are expanding.



Polymers & Fluids

Bonding with Wind Power

Wind power is not a new concept, but a global boom in wind turbine construction in recent years has re-energized the wind power marketplace. New thinking in design, construction and locale has moved today's wind turbine and offshore wind farm enterprises into the high-tech arena. A number of ITW's Polymers & Fluids businesses lend technical expertise and specialized solutions to help wind turbine manufacturers meet the rigorous production and installation demands of the exceptionally large and heavy components inherent in modern-day wind technology.



Ensuring Product Sustainability



To gain a proper perspective of the manufacturing process, one needs to imagine blade assemblies, which can be in excess of 125 feet long and 6 feet wide, molded in two halves that are structurally bonded together. Once constructed, blades are installed to a tower, which can reach over 400 feet tall. The tower can be installed in onshore or offshore environments. When the tower is installed in an offshore application, it is submerged alongside a cluster of towers, or wind farm, in 20-30 feet of sea water. The exposed blade portion must withstand high ocean winds as well as other climatic challenges.

Collaboration and Expertise at Work



Four ITW businesses—**Densit, Plexus, ITW Polymer Technologies** and **Schnee-Morehead**—offer standard as well as customized products and production techniques in the construction or repair of onshore and/or offshore wind towers. For example, Plexus is a leading provider of methacrylate adhesives that are used in the construction of large marine fiberglass products, such as boats. ITW also holds the patent on equipment that can systematically pump out an appropriate level of adhesive across a very long fiberglass platform (such as a 150-foot-long wind blade) without the threat of uneven bonding.

ITW Polymer Technologies offers replacement epoxy grouts for tired or battered wind tower foundations. Their polymer bases help decrease the level of overall vibration and significantly extend the life of the foundation. Schnee's Tacky Tape® adhesive product is used to tightly seal the giant vacuum bags that envelop a wind blade during the composite bonding process. Densit plays a role in the installation of offshore oil and gas refineries and has produced an ultra high-performance grout especially suited for the foundations of offshore wind farms. This adhesive has been used on numerous wind towers currently in existence around the world. Their Ducorit® extreme strength grout connects the tower section to the monopile, making it an integral structural component.

All Other

A Passion for What Customers Want and Need

ITW has a number of other worldwide businesses that produce many different products and serve many diverse customers. These businesses all possess the same inherent qualities and intellectual assets found elsewhere in the company. These companies make specialized products related to consumer packaging, test and measurement, finishing, industrial plastics and a variety of other categories. Like our other businesses, all of these units help solve unique customer challenges; they introduce new thinking or better solutions that have an impact on the dynamics of their marketplaces; and they have cultivated specialized talent that could potentially be leveraged to support other ITW businesses or customer populations.



HI-CONE MUMM PRODUCTS TRANS TECH ITW HEARTLAND METERCORD REVENUE ITW MORLOCK

PRO/MARK TRIMARK TECHNOGRAPHICS METRO SPORT CHRIS KAY PACIFIC CONCEPT INDUSTRIES ELECTRO STATIC

TECHNOLOGY PILLAR TECHNOLOGIES ITW AIR MANAGEMENT ITW TEXWIPE ITW RIPPEY CORPORATION

ITW CONTAMINATION CONTROL ITW WORKHOLDING MINIGRIP BAGCO SPACE BAG ZIP-PAK SUPREME PLASTICS

ITW FOILS ITW COVID SECURITY ... CONVERTED PRODUCTS CODING PRODUCTS ITW THERMAL FILMS DIAGRAPH

VALÉRON INSTRON BUEHLER LOMA SYSTE... ITW TEST & MEASUREMENT ARK-LES KIWIPLAN HOSCO BINKS

ITW FINISHING EQUIPMENT MERCER ITW FLUID ...NDLING EQUIPMENT ITW GEMA ISPRACONTROLS

METALFLEX ENVOPAK GROUP FASTEX NEXUS ...Y BUCKLE RANSBURG DEVILBISS SIMCO

CFC INTERNATIONAL FOILMARK CLICK COMMERCE ...DING JEMCO ENGINEERING HWA MEIR


Colgate
PIPEX



ITW Corporate Management



Experience has always been the key to our success. Our management team is well schooled in the ITW way, and is comprised of experts in their fields of business. We have decades of experience to draw on—ITW's management team shares an average tenure of 20 years of company service.





Page 26, top photo, from left to right: Phil Gresh, James Wooten, Ron Kropp and Scott Santi.

Page 26, bottom photo, from left to right: Jane Warner, Lee Sheridan, Tom Hansen, Al Sutherland and Roland Martel.

Page 27, top photo, from left to right: Robert Brunner, Hugh Zentmyer, David Speer, Sharon Brady and Juan Valls.

Page 27, bottom photo, from left to right: David Parry, Mark Croll, John Brooklier, Craig Hindman and Russ Flaum.



Living Our Values... Strengthening Our Communities

The people of ITW have been committed to serving local communities since the company's founding in 1912. We support programs that help our neighbors and fellow citizens achieve financial, educational and personal goals. Our commitment to community service was formally cemented in 1954 when the ITW Foundation was established.







The ITW Foundation
The ITW Foundation helps foster a culture of caring across our organization. Through the Foundation, ITW employees can contribute financial support to not-for-profit organizations through two major giving programs—a direct giving program and a three-for-one matching gift program.

As evidence of our commitment, from 1996 through 2006 the Foundation contributed more than $75 million to many different organizations. More than $32 million of these dollars were driven by employee use of the ITW Foundation's three-for-one matching program. In 2007, the Foundation contributed nearly $13 million to fund organizations in the communities in which our employees live and work. Matching dollar contributions were more than $4.6 million of our overall funding for the past year.

United Way
The United Way is ITW's charitable organization of choice. We believe that, together, we can reach farther and have the greatest possible impact. For example, in 2007, contributions by ITW employees were distributed to 384 local United Way chapters throughout the United States and Canada. In 2007, employee pledges from active and retired employees raised $4.7 million; add to that our one-for-one foundation grants of $4.7 million, and a total of $9.4 million went back into these communities.

Junior Achievement
ITW participates in Junior Achievement programs throughout the United States. These programs provide hands-on experience that helps young students—from kindergarten through high school grades—understand the economics of life. We provide volunteers who donate their time each semester to visit schools near where our business units are located. In 2007, more than 500 men and women volunteered to teach programs in 10 states. Another favorite event for our employees is participation in the Chicago Bowl-a-Thon, where we have raised more than $2.6 million in the past 16 years to fund Junior Achievement programs they support.

ITW Retirees Contribute
For more than 16 years, the ITW Foundation has coordinated a nationwide, retiree outreach program whose mission is to encourage retirees to get involved in their communities, whether it's through volunteering, social activities or communications.

Many of our retirees who are located in the Chicagoland area choose to stay connected to ITW by reporting to our corporate office when we need help assembling large employee/retiree mailings. These volunteers also donate many hours to numerous charitable organizations.

Over the past eight years, ITW retirees have contributed more than $700,000 through our retiree United Way campaign, which has been matched by the ITW Foundation. AT ITW, we are fortunate to have such dedicated and caring employees who willingly and unselfishly give back to their communities—and their company—in such meaningful ways.

Illinois Tool Works Inc.
2007 Financials

Financial Table of Contents

Management's Discussion and Analysis

Introduction

Illinois Tool Works Inc. (the "Company" or "ITW") is a multinational manufacturer of a diversified range of industrial products and equipment with approximately 825 operations in 52 countries. During 2007, the Company changed its internal management reporting. These 825 businesses are internally reported as 60 operating segments to senior management. The Company's 60 operating segments have been aggregated into the following eight reportable segments for external purposes: Industrial Packaging; Power Systems & Electronics; Transportation; Construction Products; Food Equipment; Decorative Surfaces; Polymers & Fluids; and All Other.

In 2006 and 2005, the Company's operations were aggregated and organized into the following four segments: Engineered Products—North America; Engineered Products—International; Specialty Systems—North America; and Specialty Systems—International. The segment information provided for 2006 and 2005 has been restated to conform to the new segment presentation.

Due to the large number of diverse businesses and the Company's highly decentralized operating style, the Company does not require its business units to provide detailed information on operating results. Instead, the Company's corporate management collects data on a few key measurements: operating revenues, operating income, operating margins, overhead costs, number of months on hand in inventory, days sales outstanding in accounts receivable, past due receivables and return on invested capital. These key measures are monitored by management and significant changes in operating results versus current trends in end markets and variances from forecasts are discussed with operating unit management.

The results of each segment are analyzed by identifying the effects of changes in the results of the base businesses, newly acquired companies, restructuring costs, goodwill and intangible impairment charges, and currency translation on the operating revenues and operating income of each segment. Base businesses are those businesses that have been included in the Company's results of operations for more than 12 months. The changes to base business operating income include the estimated effects of both operating leverage and changes in variable margins and overhead costs. Operating leverage is the estimated effect of the base business revenue changes on operating income, assuming variable margins remain the same as the prior period. As manufacturing and administrative overhead costs usually do not significantly change as a result of revenues increasing or decreasing, the percentage change in operating income due to operating leverage is usually more than the percentage change in the base business revenues.

A key element of the Company's business strategy is its continuous 80/20 business process for both existing businesses and new acquisitions. The basic concept of this 80/20 business process is to focus on what is most important (the 20% of the items which account for 80% of the value) and to spend less time and resources on the less important (the 80% of the items which account for 20% of the value). The Company's operations use this 80/20 business process to simplify and focus on the key parts of their business, and as a result, reduce complexity that often disguises what is truly important. The Company's 825 operations utilize the 80/20 process in various aspects of their business. Common applications of the 80/20 business process include:

- Simplifying product lines by reducing the number of products offered by combining the features of similar products, outsourcing products or, as a last resort, eliminating low-value products.
- Segmenting the customer base by focusing on the 80/20 customers separately and finding alternative ways to serve the 20/80 customers.
- Simplifying the supplier base by partnering with 80/20 suppliers and reducing the number of 20/80 suppliers.
- Designing business processes, systems and measurements around the 80/20 activities.

The result of the application of this 80/20 business process is that the Company has consistently improved its operating and financial performance. These 80/20 efforts can result in restructuring projects that reduce costs and improve margins. Corporate management works closely with those business units that have operating results below expectations to help those units better apply this 80/20 business process and improve their results.

Consolidated Results of Operations

The Company's consolidated results of operations for 2007, 2006 and 2005 are summarized as follows:

DOLLARS IN THOUSANDS	2007	2006	2005
Operating revenues	$16,170,611	$13,798,995	$12,540,360
Operating income	2,623,756	2,385,414	2,115,230
Margin %	16.2%	17.3%	16.9%

In 2007 and 2006, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2007 COMPARED TO 2006			2006 COMPARED TO 2005		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	1.8%	4.3%	0.4%	3.5%	8.7%	0.9%
Changes in variable margins and overhead costs	—	(0.1)	—	—	1.3	0.2
	1.8	4.2	0.4	3.5	10.0	1.1
Acquisitions and divestitures	11.2	2.1	(1.5)	6.8	1.8	(0.9)
Restructuring costs	—	(0.7)	(0.1)	—	1.4	0.2
Impairment of goodwill and intangibles	—	0.7	0.1	—	(0.1)	—
Translation	4.1	3.7	—	(0.3)	(0.3)	—
Other	0.1	—	—	—	—	—
	17.2%	10.0%	(1.1)%	10.0%	12.8%	0.4%

Operating Revenues

Revenues increased 17.2% in 2007 over 2006 primarily due to revenues from acquisitions, the favorable effect of currency translation due to the weakening dollar, and an increase in base revenues. During 2007, 52 businesses were acquired worldwide with international businesses representing 71% of the annualized acquired revenue. The base business revenues increased in 2007 versus 2006 primarily related to a 6.3% increase in international base business revenues. European economic growth and market demand were strong during the first half of 2007 with a slight moderation in the second half of 2007. In addition, the Company's Asia Pacific end markets continued to have strong growth. North American base business revenues decreased 1.2% primarily due to a continued decline in the residential construction market and weak industrial production.

Revenues increased 10.0% in 2006 over 2005 primarily due to revenues from acquisitions and an increase in base revenues. During 2006, 53 businesses were acquired worldwide with international businesses representing 51% of the annualized acquired revenue. The base business revenues increased in 2006 versus 2005 primarily related to a 4.4% increase in international base business revenues. European economic growth and market demand improved starting in the second quarter of 2006 and continued through the remainder of the year. In addition, strong growth in Asia Pacific markets contributed to the base business revenue increase. North American base business revenues increased 2.8% for the full year as first half 2006 growth was partially offset by lower revenues in the last half of 2006 due to declines in the construction and automotive end markets and the slowing of industrial production.

Operating Income

Operating income in 2007 improved over 2006 primarily due to the positive leverage effect from growth in base business revenues and the positive effect of currency translation. Total operating margins declined 1.1% primarily due to the lower margins of acquired companies, including amortization expense. Base margins increased 0.4% primarily as a result of lower overhead costs due to the benefits of restructuring projects.

Operating income in 2006 improved over 2005 primarily due to the positive effect of leverage from the growth in base business revenues, income from acquired companies and lower restructuring expenses. Total operating margins increased 0.4% primarily due to base business operating leverage partially offset by lower margins of acquired businesses.

Industrial Packaging

Businesses in this segment produce steel, plastic and paper products used for bundling, shipping and protecting transported goods.

In the Industrial Packaging segment, products include:

- steel and plastic strapping and related tools and equipment;
- plastic stretch film and related equipment;
- paper and plastic products that protect goods in transit; and
- metal jacketing and other insulation products.

In 2007, this segment primarily served the primary metals (25%), general industrial (21%), construction (14%) and food and beverage (13%) markets.

The results of operations for the Industrial Packaging segment for 2007, 2006 and 2005 were as follows:

DOLLARS IN THOUSANDS	2007	2006	2005
Operating revenues	$2,400,832	$2,164,822	$2,097,903
Operating income	301,731	276,789	249,573
Margin %	12.6%	12.8%	11.9%

In 2007 and 2006, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2007 COMPARED TO 2006			2006 COMPARED TO 2005		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	0.5%	1.5%	0.1%	0.2%	0.6%	0.1%
Changes in variable margins and overhead costs	—	0.4	0.1	—	8.3	1.0
	0.5	1.9	0.2	0.2	8.9	1.1
Acquisitions and divestitures	5.5	0.5	(0.6)	3.1	1.3	(0.3)
Restructuring costs	—	0.4	0.1	—	0.2	—
Impairment of goodwill and intangibles	—	2.1	0.3	—	0.5	0.1
Translation	5.0	4.2	(0.1)	(0.1)	—	—
Other	(0.1)	(0.1)	(0.1)	—	—	—
	10.9%	9.0%	(0.2)%	3.2%	10.9%	0.9%

Operating Revenues

Revenues increased 10.9% in 2007 over 2006 primarily due to revenues from acquired companies and the favorable effect of currency translation. The increase in acquisition revenue was primarily due to the purchase of four European businesses, a North American and an Australian business. Total base revenues increased modestly as the 5.4% and 14.6% base business revenue increase in stretch packaging and insulation products businesses, respectively, was partially offset by a 1.3% decrease in the strapping business, primarily due to lower brick, block and lumber shipments to the North American housing market.

Revenues increased 3.2% in 2006 over 2005 primarily due to revenues from acquired companies. Base revenues for the strapping businesses were flat as the second half declines in the North American housing market were offset by equipment and consumable growth in the Asia Pacific metals industry.

Operating Income

Operating income increased in 2007 versus 2006 primarily as a result of the favorable effect of currency translation and decreased goodwill and intangible impairment charges primarily related to a 2006 impairment charge related to a North American stretch packaging equipment business. Total operating margins decreased 0.2% due to lower margins of acquired businesses partially offset by the impairment charge discussed above and lower overhead expenses at base businesses as a result of the benefits of restructuring projects.

Operating income increased in 2006 versus 2005 primarily as a result of increased operating efficiencies and income from acquired companies. Base margins increased 110 basis points due to benefits from restructuring projects, increased operating efficiencies and improved product mix.

Power Systems & Electronics

Businesses in this segment produce equipment and consumables associated with specialty power conversion, metallurgy and electronics.

In the Power Systems & Electronics segment, products include:

- arc welding equipment;
- metal arc welding consumables and related accessories;
- metal solder materials for PC board fabrication;
- equipment and services for microelectronics assembly;
- electronic components and component packaging; and
- airport ground support equipment.

In 2007, this segment primarily served the general industrial (36%), electronics (20%) and construction (10%) markets.

The results of operations for the Power Systems & Electronics segment for 2007, 2006 and 2005 were as follows:

DOLLARS IN THOUSANDS	2007	2006	2005
Operating revenues	$2,245,514	$1,847,926	$1,492,554
Operating income	451,660	408,308	310,856
Margin %	20.1%	22.1%	20.8%

In 2007 and 2006, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2007 COMPARED TO 2006			2006 COMPARED TO 2005		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	5.3%	8.9%	0.8%	16.1%	28.5%	2.2%
Changes in variable margins and overhead costs	—	0.6	0.1	—	3.4	0.6
	5.3	9.5	0.9	16.1	31.9	2.8
Acquisitions and divestitures	14.3	(0.4)	(2.8)	8.0	(0.3)	(1.6)
Restructuring costs	—	(0.7)	(0.1)	—	0.2	—
Impairment of goodwill and intangibles	—	0.6	0.1	—	—	—
Translation	2.0	1.5	(0.1)	(0.2)	(0.4)	—
Other	(0.1)	0.1	—	(0.1)	(0.1)	0.1
	21.5%	10.6%	(2.0)%	23.8%	31.3%	1.3%

Operating Revenues

Revenues increased 21.5% in 2007 over 2006 primarily due to revenues from acquisitions and base business revenue growth. Acquisitions included two worldwide suppliers to the electronic and microelectronic assembly industry in 2006 and a North American producer of welding accessories in 2007. Base revenues grew 6.3% for the welding businesses due to high demand in the energy, heavy fabrication and general industrial markets in both the North American and international markets. Base revenues for the ground support businesses increased 18.0% due to higher worldwide airport demand. Base revenues for the electronics related businesses and PC board fabrication group declined 4.2% and 7.1%, respectively, due to lower worldwide market demand.

Revenues increased 23.8% in 2006 over 2005 primarily due to base business revenue growth and revenues from acquired companies. Acquisitions included two worldwide suppliers of the electronic and microelectronic assembly industry and a supplier for the pipe cutting industry. Base revenues grew 16.9% for the welding businesses due to high demand in the energy, heavy fabrication and general industrial markets. Base business revenues for the ground support and electronic components and packaging businesses increased 12.9% and 11.2%, respectively, due to higher worldwide demand.

Operating Income

Operating income increased in 2007 over 2006 primarily due to the positive leverage effect from the increase in base revenues described above and the favorable effect of currency translation, partially offset by an increase in restructuring expenses and a loss from acquisitions after amortization expense. Total operating margins decreased 2.0% primarily due to the negative acquisition income, partially offset by base margin increases due to revenue growth.

Operating income increased in 2006 over 2005 primarily due to the positive leverage effect from the increase in base revenues described above and lower base business operating expenses. Base margins increased 2.8% due to revenue growth, favorable product mix and recovery of raw material cost increases. Higher base operating margins were partially offset by negative margins from acquisitions after amortization expense.

Transportation

Businesses in this segment produce components, fasteners, fluids and polymers for transportation-related applications.

In the Transportation segment, products include:

- metal and plastic components and assemblies for automobiles and trucks;
- metal and plastic fasteners for automobiles and trucks;
- fluids and polymers for maintenance and appearance;
- fillers and putties for auto body repair; and
- polyester coatings and patch and repair products for the marine industry.

In 2007, this segment primarily served the automotive original equipment manufacturers and tiers (72%) and automotive aftermarket (21%) markets.

The results of operations for the Transportation segment for 2007, 2006 and 2005 were as follows:

DOLLARS IN THOUSANDS	2007	2006	2005
Operating revenues	$2,215,497	$1,961,502	$1,913,281
Operating income	375,853	339,159	325,574
Margin %	17.0%	17.3%	17.0%

In 2007 and 2006, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2007 COMPARED TO 2006			2006 COMPARED TO 2005		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	2.3%	5.1%	0.5%	(0.6)%	(1.3)%	(0.1)%
Changes in variable margins and overhead costs	—	(3.0)	(0.5)	—	5.2	0.9
	2.3	2.1	—	(0.6)	3.9	0.8
Acquisitions	6.8	3.8	(0.5)	2.9	0.9	(0.4)
Restructuring costs	—	0.5	0.1	—	(0.8)	(0.1)
Translation	3.9	4.4	0.1	0.2	0.2	—
Other	(0.1)	—	—	—	—	—
	12.9%	10.8%	(0.3)%	2.5%	4.2%	0.3%

Operating Revenues

Revenues increased 12.9% in 2007 over 2006 due to acquisitions, the favorable effect of currency translation and base business revenue growth. Acquisition revenue was primarily related to an Asian components business, a European fastener business and two automotive aftermarket businesses. Base revenues for the fasteners and components businesses increased 2.7% and 0.1%, respectively, primarily due to a 5.6% increase in automotive production and penetration gains in key Western European markets and increased product penetration at the foreign-owned manufacturers operating in North America. These increases were partially offset by a decline in automotive production at the Detroit 3 automotive manufacturers. Base revenues for the automotive aftermarket businesses in this segment increased 6.6% and the transportation repair businesses increased 3.4%.

Revenues increased 2.5% in 2006 over 2005 primarily due to revenues from acquisitions, partially offset by a slight decline in base revenues. Acquisition revenue was primarily related to the addition of one North American and one European fastener business. Base revenues for the fasteners and components businesses decreased 2.6% and 1.0%, respectively, primarily due to a 6% decline in automotive production at the Detroit 3 automotive manufacturers, partially offset by increased automotive production in Europe and South America as well as product penetration gains. Base revenues for the automotive aftermarket businesses in this segment increased 3.1% and for the transportation repair businesses increased 7.8%.

Operating Income

Operating income increased in 2007 over 2006 primarily due the positive leverage effect from the increase in base revenues described above, the favorable effect of currency translation and income from acquisitions, partially offset by increased operating expenses. Base margins were flat as the leverage from revenue growth was offset by higher raw material costs, price pressure and investments in new programs to support future growth.

Operating income increased in 2006 over 2005 primarily due to lower base business operating expenses and income from acquisitions, partially offset by the negative leverage effect of the decline in base revenues discussed above. In addition, higher restructuring expenses reduced income. Base margins increased 0.8% due to cost control measures and improved international raw material cost recovery, partially offset by lower margins of acquired businesses.

Construction Products

Businesses in this segment produce tools, fasteners and other products for construction applications.

In the Construction Products segment, products include:

- fasteners and related fastening tools for wood applications;
- anchors, fasteners and related tools for concrete applications;
- metal plate truss components and related equipment and software; and
- packaged hardware, fasteners, anchors and other products for retail.

In 2007, this segment primarily served the residential construction (39%), renovation construction (29%) and commercial construction (28%) markets.

The results of operations for the Construction Products segment for 2007, 2006 and 2005 were as follows:

DOLLARS IN THOUSANDS	2007	2006	2005
Operating revenues	$2,064,477	$1,897,690	$1,726,591
Operating income	285,860	259,616	262,510
Margin %	13.8%	13.7%	15.2%

In 2007 and 2006, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2007 COMPARED TO 2006			2006 COMPARED TO 2005		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	(1.0)%	(2.9)%	(0.3)%	(0.8)%	(2.1)%	(0.2)%
Changes in variable margins and overhead costs	—	5.4	0.7	—	(3.9)	(0.6)
	(1.0)	2.5	0.4	(0.8)	(6.0)	(0.8)
Acquisitions and divestitures	3.7	1.3	(0.3)	11.4	4.6	(0.9)
Restructuring costs	—	(3.5)	(0.5)	—	3.7	0.6
Impairment of goodwill and intangibles	—	2.3	0.3	—	(2.4)	(0.4)
Translation	6.0	7.6	0.2	(0.8)	(1.0)	—
Other	0.1	(0.1)	—	0.1	—	—
	8.8%	10.1%	0.1%	9.9%	(1.1)%	(1.5)%

Operating Revenues

Revenues increased 8.8% in 2007 over 2006 primarily due to the favorable effect of currency translation and revenues from acquisitions, partially offset by a decline in base business revenues. Acquisition revenue was primarily related to the acquisition of a building components business and a tool and fasteners business. Base revenues for the North American fasteners and worldwide building components businesses decreased 7.1% and 13.8%, respectively, due to the ongoing weakness in the North American residential construction market as indicated by a 25.8% decline in housing starts. Base revenue for Europe and Australasia increased 6.2% and 7.6%, respectively, due to strong market demand and new product introductions.

Revenues increased 9.9% in 2006 over 2005 primarily due to revenues from acquisitions offset by a decline in base business revenues. Acquisition revenue was primarily related to a North American building components business. Base revenues for North American fasteners and worldwide building components businesses decreased 5.3% and 17.0%, respectively, due to a dramatic decline in the North American residential construction market in the second half of 2006. Base revenue for Europe and Australasia increased 4.3% and 5.7%, respectively, due to strong market demand.

Operating Income

Operating income increased in 2007 over 2006 primarily due to the favorable effect of currency translation and lower goodwill and intangible impairment charges, partially offset by increased restructuring expenses and the negative effect of the decline in base revenues described above. Base operating expenses declined primarily due to the implementation of restructuring projects meant to better align businesses to current market conditions, partially offset by higher European sales and marketing expenses.

Operating income and margins decreased in 2006 over 2005 primarily due to the negative leverage effect of the decline in base business revenues described above and increased operating expenses. In 2006, an impairment charge of $4.6 million was recorded primarily related to the goodwill and intangibles of a U.S. building component joist business.

Food Equipment

Businesses in this segment produce commercial food equipment and related service.

In the Food Equipment segment, products include:

- warewashing equipment;
- cooking equipment, including ovens, ranges and broilers;
- refrigeration equipment, including refrigerators, freezers and prep tables;
- food processing equipment, including slicers, mixers and scales; and
- kitchen exhaust, ventilation and pollution control systems.

In 2007, this segment primarily served the food institutional/restaurant (57%), service (29%) and food retail (9%) markets.

The results of operations for the Food Equipment segment for 2007, 2006 and 2005 were as follows:

DOLLARS IN THOUSANDS	2007	2006	2005
Operating revenues	$1,930,281	$1,520,990	$1,483,676
Operating income	307,437	281,248	235,390
Margin %	15.9%	18.5%	15.9%

In 2007 and 2006, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2007 COMPARED TO 2006			2006 COMPARED TO 2005		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	7.6%	18.1%	1.8%	2.5%	6.9%	0.7%
Changes in variable margins and overhead costs	—	(12.8)	(2.2)	—	6.8	1.1
	7.6	5.3	(0.4)	2.5	13.7	1.8
Acquisitions	15.2	0.9	(2.1)	—	—	—
Restructuring costs	—	(0.1)	—	—	5.8	0.9
Translation	4.1	3.3	—	—	—	—
Other	—	(0.1)	(0.1)	—	—	(0.1)
	26.9%	9.3%	(2.6)%	2.5%	19.5%	2.6%

Operating Revenues

Revenues increased 26.9% in 2007 over 2006 primarily due to revenues from acquired companies, base business revenue growth and the favorable effect of currency translation. The acquired revenues are primarily attributable to the acquisition of a European food equipment business. The North American base revenues grew 6.3% from strong institutional/restaurant and service demand, which was partially offset by weak retail equipment demand. In addition, price increases were implemented to offset stainless steel raw material cost increases. Internationally, base revenues grew 9.9% primarily as a result of strong European institutional/restaurant demand.

Revenues increased 2.5% in 2006 over 2005 due to base business revenue growth as a result of a 3.1% growth in the North American institutional/restaurant sector as well as the service business. Internationally, base business revenues increased 1.4% primarily due to growth in European institutional demand, which was offset by exiting a European cold room refrigeration product line.

Operating Income

Operating income increased in 2007 versus 2006 primarily as a result of the positive effect of leverage from the revenue increase described above and the favorable effect of currency translation. Operating margins decreased 2.6% due to lower margins of acquired businesses and lower base margins as a result of substantial raw material price increases, only partially offset by price increases, and an unfavorable product mix. In addition, overhead expenses increased due to investment in service capacity and new product development.

Operating income increased in 2006 versus 2005 primarily as a result of leverage from the revenue increase described above and reduced operating costs. Income was positively affected by a nonrecurring 2005 charge of $8.7 million to resolve accounting issues at a European food equipment business. In addition, income and operating margins were favorably affected by lower operating expenses stemming from 2005 restructuring projects in Europe and North America.

Decorative Surfaces

Businesses in this segment produce decorative surfacing materials for countertops, flooring, furniture and other applications.

In the Decorative Surfaces segment, products include:

- decorative high-pressure laminate for countertops;
- solid surface materials for countertops;
- high-pressure laminate flooring;
- laminate for furniture applications; and
- high-pressure laminate worktops.

In 2007, this segment served the commercial construction (52%), renovation construction (21%), residential construction (18%) and general industrial (9%) markets.

The results of operations for the Decorative Surfaces segment for 2007, 2006 and 2005 were as follows:

DOLLARS IN THOUSANDS	2007	2006	2005
Operating revenues	$1,239,190	$1,004,003	$939,757
Operating income	155,670	157,152	153,485
Margin %	12.6%	15.7%	16.3%

In 2007 and 2006, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2007 COMPARED TO 2006			2006 COMPARED TO 2005		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	0.5%	1.3%	0.1%	4.0%	10.7%	1.1%
Changes in variable margins and overhead costs	—	(6.8)	(1.1)	—	(7.3)	(1.2)
	0.5	(5.5)	(1.0)	4.0	3.4	(0.1)
Acquisitions	19.5	3.1	(2.0)	2.7	(0.8)	(0.5)
Restructuring costs	—	(0.3)	(0.1)	—	(0.6)	(0.1)
Translation	3.5	1.8	(0.1)	0.2	0.4	—
Other	(0.1)	—	0.1	(0.1)	—	0.1
	23.4%	(0.9)%	(3.1)%	6.8%	2.4%	(0.6)%

Operating Revenues

Revenues increased 23.4% in 2007 over 2006 primarily due to revenues from acquired companies and the favorable effect of currency translation. The increase in acquisition revenue is due to the purchase of a European laminate business and a European worktop business. North American laminate base revenue was flat as the impact of the slow down in North American residential and renovation construction was offset by continued product mix shift to value added premium laminate. In addition, flooring base revenues declined 20.6% due to its reliance on the North American residential construction industry. International base revenues grew 7.3%, primarily on the strength of the European construction market, especially in Germany.

Revenues increased 6.8% in 2006 over 2005 primarily due to base revenue growth and acquisition revenues. North American laminate base revenues grew 5.1% primarily from value-added premium products. North American flooring base revenues declined 14.7% primarily due to a second half slowdown in end market demand. International base revenues grew 8.2% primarily due to the strength of the European end market demand. The increase in acquisition revenue is due to the purchase of a European worktop business.

Operating Income

Operating income decreased in 2007 versus 2006 primarily due to an increase in operating expenses and increased restructuring expenses. Operating margins decreased primarily due to lower margins from acquired businesses and increased advertising and promotion expenses related to a new laminate product launch and expenses related to product display resets at North American home centers.

Operating income increased in 2006 versus 2005 primarily as a result of leverage from the revenue increase described above, partially offset by an increase in overhead expenses resulting from increased advertising and promotions and increased energy costs. Operating margins declined 0.6% primarily due to lower margins of acquired businesses.

Polymers & Fluids

Businesses in this segment produce adhesives, sealants, lubrication and cutting fluids, and janitorial and sanitation supplies.

In the Polymers & Fluids segment, products include:

- adhesives for industrial, construction and consumer purposes;
- chemical fluids which clean or add lubrication to machines;
- epoxy and resin-based coating products for industrial applications;
- hand wipes and cleaners for industrial applications; and
- die-cut components for telecommunications, medical and transportation applications.

In 2007, this segment primarily served the general industrial (32%), construction (14%), maintenance, repair and operations (12%) and automotive aftermarket (8%) markets.

The results of operations for the Polymers & Fluids segment for 2007, 2006 and 2005 were as follows:

DOLLARS IN THOUSANDS	2007	2006	2005
Operating revenues	$1,001,952	$762,230	$677,038
Operating income	172,065	133,420	115,303
Margin %	17.2%	17.5%	17.0%

In 2007 and 2006, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2007 COMPARED TO 2006			2006 COMPARED TO 2005		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	4.7%	11.4%	1.1%	5.8%	14.6%	1.4%
Changes in variable margins and overhead costs	—	1.6	0.3	—	(3.2)	(0.5)
	4.7	13.0	1.4	5.8	11.4	0.9
Acquisitions and divestitures	20.9	11.1	(1.6)	7.3	4.7	(0.4)
Restructuring costs	—	(0.2)	—	—	0.3	0.1
Impairment of goodwill and intangibles	—	(0.8)	(0.1)	—	—	—
Translation	5.9	5.9	—	(0.5)	(0.8)	—
Other	—	—	—	—	0.1	(0.1)
	31.5%	29.0%	(0.3)%	12.6%	15.7%	0.5%

Operating Revenues

Revenues increased 31.5% in 2007 over 2006 primarily due to revenues from acquisitions, the favorable effect of currency translation and base business revenue growth. Acquisition revenue was primarily the result of acquiring three fluid products businesses and four polymers businesses. Base revenue increases for fluids and polymers were 7.1% and 2.6%, respectively, primarily due to growth in European demand partially offset by a decrease in revenues for those businesses that serve the North American residential construction market.

Revenues increased 12.6% in 2006 over 2005 primarily due to revenue of acquired companies and base business revenue growth. Acquisition revenue was primarily the result of the acquisition of a North American construction adhesives business and a fluids business. Base revenue increases for fluids and polymers were 6.0% and 5.4%, respectively, primarily due to growth in European demand and price increases, partially offset by a decrease in revenues for businesses that serve the North American residential construction market.

Operating Income

Operating income increased in 2007 over 2006 primarily due to positive leverage effect from the increase in revenues described above, acquisition income and the favorable effect of currency translation. Total operating margins decreased 0.3% due to lower margins of acquired businesses, partially offset by continued base business margin improvements at previously acquired businesses.

Operating income and margins increased in 2006 over 2005 primarily due to positive leverage effect from the increase in revenues described above, partially offset by an increase in raw material costs which diluted variable margins and lower margins of acquired businesses.

All Other

This segment includes all other operating segments.

In the All Other segment, products include:

- plastic reclosable packaging for consumer food storage;
- plastic reclosable bags for storage of clothes and home goods;
- plastic consumables that multi-pack cans and bottles and related equipment;
- plastic fasteners and components for appliances, furniture and industrial uses;
- metal fasteners and components for appliances and industrial applications;
- equipment and related software for testing of materials and structures;
- software and related services for industrial and health care applications;
- swabs, wipes and mats for clean room usage;
- foil and film and related equipment used to decorate consumer products;
- product coding and marking equipment and related consumables;
- paint spray equipment; and
- static and contamination control equipment.

In 2007, this segment primarily served the general industrial (22%), consumer durables (21%) and food and beverage (17%) markets.

The results of operations for the All Other segment for 2007, 2006 and 2005 were as follows:

DOLLARS IN THOUSANDS	2007	2006	2005
Operating revenues	$3,119,523	$2,699,147	$2,258,694
Operating income	573,480	529,722	462,539
Margin %	18.4%	19.6%	20.5%

In 2007 and 2006, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2007 COMPARED TO 2006			2006 COMPARED TO 2005		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	(1.6)%	(3.6)%	(0.4)%	4.6%	10.6%	1.2%
Changes in variable margins and overhead costs	—	7.4	1.5	—	(1.5)	(0.3)
	(1.6)	3.8	1.1	4.6	9.1	0.9
Acquisitions and divestitures	14.0	2.3	(2.2)	15.5	3.8	(2.2)
Restructuring costs	—	(1.2)	(0.2)	—	1.7	0.3
Impairment of goodwill and intangibles	—	0.5	0.1	—	0.4	0.1
Translation	3.1	2.9	—	(0.6)	(0.5)	—
Other	0.1	—	—	—	—	—
	15.6%	8.3%	(1.2)%	19.5%	14.5%	(0.9)%

Operating Revenues

Revenues increased 15.6% in 2007 versus 2006 primarily due to revenues from acquired companies and the favorable effect of currency translation. The increase in acquisition revenue was primarily due to the purchase of two worldwide foils and transfer ribbon businesses, a worldwide graphics business, two test and measurement businesses and two software businesses. Base revenues for the decorating products and equipment businesses and the industrial plastic and metal businesses declined 6.5% and 1.9%, respectively, primarily due to decreased North American end market demand. These decreases were offset by increases in base revenue for the finishing and the test and measurement businesses of 6.7% and 3.6%, respectively, due to continued growth of international capital equipment purchases.

Revenues increased 19.5% in 2006 versus 2005 primarily due to revenues from acquisitions and growth in base business revenues. The increase in acquisition revenue was primarily due to the purchase of two test and measurement businesses, two machined components businesses, and two worldwide foils and transfer ribbon equipment businesses. Base revenues for consumer packaging businesses grew 9.7% led by increased volume for compression and zipper storage bags. Base revenues for the finishing and the industrial plastics and metals businesses grew 6.8% and 2.9%, respectively, due to increased market demand.

Operating Income

Operating income increased in 2007 versus 2006 primarily due to improved operating efficiencies, the favorable effect of currency translation and income from acquired companies. Operating margins declined 1.2% due to lower margins from acquired businesses, partially offset by base margin increases. Base margin increases were due to lower overhead costs from benefits of restructuring projects and favorable product mix.

Operating income increased in 2006 versus 2005 primarily due to the favorable leverage effect of the increase in base revenues described above, income from acquired companies and lower restructuring expenses. Total operating margins decreased 0.9% due to lower margins from acquired businesses, partially offset by base margin increases. The base margin increase was due to leverage of revenue growth offset by unfavorable product mix and operating costs.

Amortization and Impairment of Goodwill and Intangible Assets

The Company does not amortize goodwill and intangible assets that have indefinite lives. In the first quarter of each year, the Company performs an annual impairment assessment of goodwill and intangible assets with indefinite lives based on the fair value of the related reporting unit or intangible asset.

As of January 1, 2007, the Company had assigned its recorded goodwill and intangible assets to approximately 440 of its then 750 reporting units. When performing its annual impairment assessment, the Company compares the fair value of each reporting unit to its carrying value. Fair values are determined by discounting estimated future cash flows at the Company's estimated cost of capital of 10%. Estimated future cash flows are based either on current operating cash flows or on a detailed cash flow forecast prepared by the relevant operating unit. If the fair value of an operating unit is less than its carrying value, an impairment loss is recorded for the difference between the implied fair value of the unit's goodwill and the carrying value of the goodwill.

Amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2007, 2006 and 2005 were as follows:

IN THOUSANDS	2007	2006	2005
Goodwill:			
Impairment	$ 988	$ 14,793	$ 9,650
Intangible Assets:			
Amortization	158,888	106,766	69,143
Impairment	1,166	2,985	5,049
	$161,042	$124,544	$ 83,842

Amortization expense increased by $52.1 million in 2007 versus 2006 and by $37.6 million in 2006 over 2005 due primarily to the amortization of newly acquired intangibles.

Total goodwill and intangible asset impairment charges by segment for the years ended December 31, 2007, 2006 and 2005 were as follows:

IN THOUSANDS	2007	2006	2005
Industrial Packaging	$ —	$ 3,610	$ 7,199
Power Systems & Electronics	—	2,492	2,371
Transportation	258	2	—
Construction Products	394	6,312	80
Food Equipment	—	2,263	—
Polymers & Fluids	884	—	—
All Other	618	3,099	5,049
	$2,154	$17,778	$14,699

See the Goodwill and Intangible Assets note for further details of the impairment charges.

Interest Expense

Interest expense increased to $102.1 million in 2007 versus $85.4 million in 2006 primarily as a result of interest expense on the 5.25% Euro notes issued in October 2007 and higher average borrowings of short-term commercial paper during 2007. Interest expense decreased to $85.4 million in 2006 versus $94.0 million in 2005 primarily as a result of lower borrowings at international operations and lower average borrowings of short-term commercial paper.

Other Income

Other income for the periods ended December 31, 2007, 2006 and 2005 was as follows:

IN THOUSANDS	2007	2006	2005
Interest income	$ 20,164	$ 30,483	$ 26,880
Loss on foreign currency transactions	(13,128)	(9,344)	(2,807)
Investment income:			
Venture capital limited partnership	25,254	23,001	11,629
Leases of equipment	10,603	4,898	15,468
Mortgage investments	—	40,146	84,193
Other investment income	12,023	10,563	14,988
Other	4,399	(8,770)	(15,346)
	$ 59,315	$ 90,977	$135,005

Mortgage Investments

In 1995, 1996 and 1997, the Company, through its investments in separate mortgage entities, acquired three distinct pools of mortgage-related assets in exchange for aggregate nonrecourse notes payable of $739.7 million, preferred stock of subsidiaries of $60.0 million and cash of $240.0 million. The mortgage-related assets acquired in these transactions related to office buildings, apartment buildings and shopping malls located throughout the United States. In conjunction with these transactions, the mortgage entities simultaneously entered into 10-year swap agreements and other related agreements whereby a third party received a portion of the interest and net operating cash flow from the mortgage-related assets in excess of specified semi-annual amounts and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making the contractual principal and interest payments on the nonrecourse notes payable.

In December 2005, in accordance with the 10-year term of the transaction, all remaining mortgage-related assets pertaining to the 1995 mortgage investment transaction (the "First Mortgage Transaction") were sold and the swap and other related agreements were terminated. The Company received $150.8 million for its share of the disposition proceeds and paid $32.0 million for the redemption of preferred stock of a subsidiary and related accrued dividends. As of December 31, 2005, there were no remaining assets or liabilities related to the First Mortgage Transaction.

In November 2006, in accordance with the 10-year term of the transaction, all remaining mortgage-related assets pertaining to the 1996 mortgage investment transaction (the "Second Mortgage Transaction") were sold and the swap and other related agreements were terminated. In December 2006, the Company received $157.1 million for its share of the disposition proceeds related to the Second Mortgage Transaction, and in January 2007, the Company paid $34.6 million for the redemption of preferred stock of a subsidiary and related accrued dividends.

In December 2006, the mortgage-related assets pertaining to the 1997 mortgage investment transaction (the "Third Mortgage Transaction") were sold and the swap and other related agreements were terminated. In December 2006, the Company received $168.6 million for its share of the disposition proceeds related to the Third Mortgage Transaction, and in January 2007, the Company paid $34.6 million for the redemption of preferred stock of a subsidiary and related accrued dividends. After the January 2, 2007 preferred stock payments, there are no remaining assets or liabilities related to the Second or Third Mortgage Transactions.

In 2007, there was no income related to the mortgage investments as a result of the liquidation of the mortgage investments.

In 2006, mortgage investment income declined to $40.1 million as compared with $84.2 million in 2005. Of this decline, $34.4 million resulted from the 2005 completion of the First Mortgage Transaction. The remaining decline of $9.6 million was primarily due to lower gains in 2006 versus 2005 related to the liquidations of the Second and Third Mortgage Transactions.

Income Taxes

The effective tax rate was 29.25% in 2007, 29.71% in 2006 and 31.34% in 2005. The effective tax rate differs from the U.S. federal statutory rate primarily due to state taxes, lower foreign tax rates, non-taxable foreign interest income, taxes on foreign dividends and tax relief provided to U.S. manufacturers under the American Jobs Creation Act of 2004. See the Income Taxes note for a reconciliation of the U.S. federal statutory rate to the effective tax rate.

Income From Continuing Operations

Income from continuing operations in 2007 of $1.8 billion ($3.28 per diluted share) was 8.7% higher than 2006 income of $1.7 billion ($2.95 per diluted share). Income from continuing operations in 2006 was 13.5% higher than 2005 income of $1.5 billion ($2.57 per diluted share).

Foreign Currency

The weakening of the U.S. dollar against foreign currencies increased operating revenues by approximately $546 million and increased income from continuing operations by approximately 11 cents per diluted share in 2007. Foreign currency fluctuations had no significant impact on revenues or earnings in 2006.

Discontinued Operations

In 2007 and 2006, the Company completed the divestitures of certain construction, consumer packaging and automotive machinery businesses. In addition, a consumer packaging and an automotive components business have been classified as held for sale as of December 31, 2007. Due to the aggregate significance of these five businesses, the consolidated statements of income have been restated to present the operating results of all five businesses, along with the gains realized, net of tax, as discontinued operations for 2007, 2006 and 2005. Assets of $143.5 million and liabilities of $5.8 million related to the two businesses held for sale as of December 31, 2007 have been reclassified to prepaids and other current assets and accrued expenses, respectively.

Results of the discontinued operations for the years ended December 31, 2007, 2006 and 2005 were as follows:

IN THOUSANDS	2007	2006	2005
Operating revenues	$108,253	$256,054	$249,934
Income before taxes	$ 5,721	$ 35,144	$ 25,328
Gain on sale of discontinued operations	33,168	19,120	—
Income tax benefit (expense)	4,894	(17,095)	(10,894)
Income from discontinued operations	$ 43,783	$ 37,169	$ 14,434

New Accounting Pronouncements

On January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in tax returns, and provides guidance on derecognition, classification, and interest and penalties, related to uncertain tax positions. As a result of implementation of FIN 48, the Company did not recognize any change in its liability for unrecognized tax benefits.

On January 1, 2007, the Company adopted FASB Staff Position No. FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction ("FSP 13-2"). FSP 13-2 addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for that lease. Upon adoption of FSP 13-2, the Company recorded an after-tax charge to retained earnings of $22.6 million, resulting from a change in the timing of expected cash flows related to income tax benefits of the Company's leveraged lease transactions.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value and provides guidance for measuring fair value and the necessary disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. In February 2008, the FASB issued a FASB staff position ("FSP") on SFAS 157 that permits a one year delay of the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis. The Company will adopt SFAS 157 on January 1, 2008, with the exception of the FSP exclusions described above, and does not anticipate SFAS 157 will materially affect the Company's financial position or results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. The Company will adopt SFAS 159 on January 1, 2008 and does not anticipate SFAS 159 will materially affect the Company's financial position or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R requires an entity to recognize assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. SFAS 141R also requires that (1) acquisition-related costs be expensed as incurred; (2) restructuring costs generally be recognized as a post-acquisition expense; and (3) changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period impact income tax expense. The Company will adopt SFAS 141R on January 1, 2009 and is currently evaluating this statement to determine its effect, if any, on the Company's results of operations and financial position.

Liquidity and Capital Resources

Cash Flow

The Company's primary source of liquidity is free operating cash flow. Management continues to believe that such internally generated cash flow will be adequate to service debt and to continue to pay dividends that meet its dividend payout guideline of 25% to 35% of the last two years' average income from continuing operations. In addition, free operating cash flow is expected to be adequate to finance internal growth, acquisitions and share repurchases.

Free operating cash flow is used to measure normal cash flow generated by its operations that is available for dividends, acquisitions, share repurchases and debt repayment. Free operating cash flow is a measurement that is not the same as net cash flow from operating activities per the statement of cash flows and may not be consistent with similarly titled measures used by other companies.

Summarized cash flow information for the three years ended December 31, 2007, 2006 and 2005 was as follows:

IN THOUSANDS	2007	2006	2005
Net cash provided by operating activities	$ 2,484,297	$ 2,066,028	$ 1,851,543
Additions to plant and equipment	(353,355)	(301,006)	(293,102)
Free operating cash flow	$ 2,130,942	$ 1,765,022	$ 1,558,441
Acquisitions	$ (812,757)	$(1,378,708)	$ (626,922)
Purchases of investments	(28,734)	(25,347)	(120,240)
Proceeds from investments	91,184	367,365	220,082
Cash dividends paid	(502,430)	(398,846)	(335,092)
Repurchases of common stock	(1,757,761)	(446,876)	(1,041,798)
Net proceeds of debt	777,386	178,441	93,126
Other	339,487	158,739	(44,570)
Net increase (decrease) in cash and equivalents	$ 237,317	$ 219,790	$ (296,973)

On August 20, 2007, the Company's Board of Directors authorized a new stock repurchase program, which provides for the buyback of up to $3.0 billion of the Company's common stock over an open-ended period of time. Through December 31, 2007, the Company repurchased 7.1 million shares of its common stock under this program at an average price of $54.65 per share. There are approximately $2.6 billion of authorized repurchases remaining under this program.

On August 4, 2006, the Company's Board of Directors authorized a stock repurchase program which provided for the buyback of up to 35.0 million shares. This stock repurchase program was completed in November 2007.

Return on Average Invested Capital

The Company uses return on average invested capital ("ROIC") to measure the effectiveness of its operations' use of invested capital to generate profits. ROIC for the three years ended December 31, 2007, 2006 and 2005 was as follows:

DOLLARS IN THOUSANDS	2007	2006	2005
Operating income after taxes of 29.25%, 29.71%, and 31.34%, respectively	$ 1,856,307	$ 1,676,708	$ 1,452,317
Invested Capital:			
Trade receivables	$ 2,915,546	$ 2,471,273	$ 2,098,276
Inventories	1,625,820	1,482,508	1,203,063
Net plant and equipment	2,194,010	2,053,457	1,807,109
Investments	507,567	595,083	896,487
Goodwill and intangible assets	5,683,341	5,138,687	3,678,938
Accounts payable and accrued expenses	(2,195,965)	(1,895,182)	(1,574,018)
Other, net	92,833	(194)	277,843
Total invested capital	$10,823,152	$ 9,845,632	$ 8,387,698
Average invested capital	$10,326,990	$ 9,160,712	$ 8,277,715
Return on average invested capital	18.0%	18.3%	17.5%

The 30 basis point decrease in ROIC in 2007 versus 2006 was the result of average invested capital increasing 12.7% while after-tax operating income only increased 10.7%, primarily due to lower returns from acquired companies.

As a result of strong base business growth and a lower effective tax rate, ROIC increased 80 basis points in 2006 versus 2005, as after-tax operating income increased 15.5% while average invested capital only increased 10.7%.

Working Capital

Net working capital at December 31, 2007 and 2006 is summarized as follows:

DOLLARS IN THOUSANDS	2007	2006	INCREASE (DECREASE)
Current Assets:			
Cash and equivalents	$ 827,524	$ 590,207	$ 237,317
Trade receivables	2,915,546	2,471,273	444,273
Inventories	1,625,820	1,482,508	143,312
Other	796,765	662,417	134,348
	6,165,655	5,206,405	959,250
Current Liabilities:			
Short-term debt	410,512	462,721	(52,209)
Accounts payable and accrued expenses	2,195,965	1,895,182	300,783
Other	353,808	278,681	75,127
	2,960,285	2,636,584	323,701
Net Working Capital	$3,205,370	$2,569,821	$ 635,549
Current Ratio	2.08	1.97	

Other current assets increased primarily due to the reclassification of assets of businesses held for sale. Trade receivables, accounts payable and accrued expenses, and inventories increased primarily as a result of currency translation and acquisitions.

Debt

Total debt at December 31, 2007 and 2006 was as follows:

DOLLARS IN THOUSANDS	2007	2006	INCREASE (DECREASE)
Short-term debt	$ 410,512	$ 462,721	$ (52,209)
Long-term debt	1,888,839	955,610	933,229
Total debt	$2,299,351	$1,418,331	$ 881,020
Total debt to total capitalization	19.7%	13.6%	

On October 1, 2007, the Company, through its wholly-owned subsidiary ITW Finance Europe S.A., issued €750.0 million of 5.25% Euro notes due October 1, 2014. The net proceeds of the offering were used to refinance commercial paper outstanding and for general corporate purposes.

In 2007, the Company entered into a $1.0 billion Line of Credit Agreement with a termination date of June 13, 2008 and a $500.0 million revolving credit facility with a termination date of June 15, 2012. This debt capacity is for use principally to support any issuances of commercial paper and to fund larger acquisitions.

The Company has cash on hand and additional debt capacity to fund larger acquisitions. As of December 31, 2007, the Company has unused capacity of approximately $1.5 billion under its current U.S. debt facilities and approximately $425.5 million under international debt facilities. In addition, the Company believes that based on its current free operating cash flow and debt-to-capitalization ratios, it could readily obtain additional financing if necessary.

Stockholders' Equity

The changes to stockholders' equity during 2007 and 2006 were as follows:

IN THOUSANDS	2007	2006
Beginning balance	$9,017,508	$7,546,895
Net income	1,869,862	1,717,746
Cash dividends declared	(533,519)	(423,563)
Repurchases of common stock	(1,757,761)	(446,876)
Stock option and restricted stock activity	173,647	135,781
Pension and other postretirement benefit adjustments, net of tax	180,110	(171,070)
Currency translation adjustments	424,037	495,697
Cumulative effect of adopting new accounting standard, net of tax	(22,559)	—
Shares issued for acquisitions	—	162,898
Ending balance	$9,351,325	$9,017,508

Contractual Obligations and Off-Balance Sheet Arrangements

The Company's contractual obligations as of December 31, 2007 were as follows:

IN THOUSANDS	2008	2009	2010	2011	2012	2013 AND FUTURE YEARS
Total debt	$410,512	$506,981	$ 6,712	$255,836	$ 5,191	$1,114,119
Interest payments on notes and preferred debt securities	114,937	89,983	75,331	75,052	58,416	107,657
Minimum lease payments	135,172	102,553	74,773	47,278	36,213	69,448
Affordable housing capital obligations	14,040	13,978	13,261	3,244	—	—
Maximum venture capital contributions	5,663	—	—	—	—	—
	$680,324	$713,495	$170,077	$381,410	$ 99,820	$1,291,224

The Company has recorded current income taxes payable of $205.4 million and non-current tax liabilities of $182.6 million. The Company is not able to reasonably estimate the timing of payments related to the non-current obligations.

The Company has provided guarantees related to the debt of certain unconsolidated affiliates of $25.0 million at December 31, 2007. In the event one of these affiliates defaults on its debt, the Company would be liable for the debt repayment. The Company has recorded liabilities related to these guarantees of $17.0 million at December 31, 2007. At December 31, 2007, the Company had open stand-by letters of credit of $152.0 million, substantially all of which expire in 2008. The Company had no other significant off-balance sheet commitments at December 31, 2007.

Market Risk

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt.

The Company has no cash flow exposure on its long-term obligations related to changes in market interest rates, other than $100.0 million of debt which has been hedged by the interest rate swap discussed below. The Company primarily enters into long-term debt obligations for general corporate purposes, including the funding of capital expenditures and acquisitions. In December 2002, the Company entered into an interest rate swap with a notional value of $100.0 million to hedge a portion of the fixed rate debt. Under the terms of the interest rate swap, the Company receives interest at a fixed rate of 5.75% and pays interest at a variable rate of LIBOR plus 1.96%. The maturity date of the interest rate swap is March 1, 2009. The carrying value of the notes has been adjusted to reflect the fair value of the interest rate swap.

The following table presents the Company's financial instruments for which fair value is subject to changing market interest rates:

IN THOUSANDS	5.25% EURO NOTES DUE OCT 1, 2014	5.75% NOTES DUE MARCH 1, 2009	6.55% PREFERRED DEBT SECURITIES DUE DEC 31, 2011	6.875% NOTES DUE NOV 15, 2008	4.88% NOTES DUE DEC 31, 2020
As of December 31, 2007:					
Estimated cash outflow by year of principal maturity					
2008	$ —	$ —	$ —	$150,000	$ 5,472
2009	—	500,000	—	—	5,679
2010	—	—	—	—	5,713
2011	—	—	250,000	—	5,351
2012	—	—	—	—	4,882
2013 and thereafter	1,097,250	—	—	—	11,722
Estimated fair value	1,119,305	509,350	262,140	153,120	39,261
Carrying value	1,095,895	499,604	249,815	149,984	38,819
As of December 31, 2006:					
Total estimated cash outflow	$ —	$500,000	$250,000	$150,000	$ 49,448
Estimated fair value	—	505,200	262,118	154,050	48,815
Carrying value	—	497,048	249,776	149,966	49,448

Foreign Currency Risk

The Company operates in the United States and 51 other countries. In general, the Company's products are primarily manufactured and sold within the same country. The initial funding for the foreign manufacturing operations was provided primarily through the permanent investment of equity capital from the U.S. parent company. Therefore, the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies. As such, the Company does not have any significant derivatives or other financial instruments that are subject to foreign currency risk at December 31, 2007 or 2006.

In October 2007, the Company issued €750.0 million of 5.25% Euro notes due October 1, 2014. The Company has significant operations with the Euro as their functional currency. The Company believes that the Euro cashflows from these businesses will be more than adequate to fund the debt obligations under these notes.

Critical Accounting Policies

The Company has four accounting policies which it believes are important to the Company's financial condition and results of operations, and which require the Company to make estimates about matters that are inherently uncertain.

These critical accounting policies are as follows:

Realizability of Inventories—Inventories are stated at the lower of cost or market. Generally, the Company's operating units perform an analysis of the historical sales usage of the individual inventory items on hand and a reserve is recorded to adjust inventory cost to market value based on the following usage criteria:

USAGE CLASSIFICATION	CRITERIA	RESERVE %
Active	Quantity on hand is less than prior 6 months' usage	0%
Slow-moving	Some usage in last 12 months, but quantity on hand exceeds prior 6 months' usage	50%
Obsolete	No usage in the last 12 months	90%

In addition, for the majority of U.S. operations, the Company has elected to use the last-in, first-out ("LIFO") method of inventory costing. Generally, this method results in a lower inventory value than the first-in, first-out ("FIFO") method due to the effects of inflation.

Collectibility of Accounts Receivable—The Company estimates the allowance for uncollectible accounts based on the greater of a specific reserve for past due accounts or a reserve calculated based on the historical write-off percentage over the last two years. In addition, the allowance for uncollectible accounts includes reserves for customer credits and cash discounts, which are also estimated based on past experience.

Depreciation of Plant and Equipment—The Company's U.S. businesses compute depreciation on an accelerated basis, as follows:

Buildings and improvements	150% declining balance
Machinery and equipment	200% declining balance

The majority of the international businesses compute depreciation on a straight-line basis to conform to their local statutory accounting and tax regulations.

Income Taxes—The Company provides deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities based on currently enacted tax laws. The Company's deferred and other tax balances are based on management's interpretation of the tax regulations and rulings in numerous taxing jurisdictions. Income tax expense and liabilities recognized by the Company also reflects its best estimates and assumptions regarding, among other things, the level of future taxable income and effect of the Company's various tax planning strategies. Future tax authority rulings and changes in tax laws, changes in projected levels of taxable income and future tax planning strategies could affect the actual effective tax rate and tax balances recorded by the Company.

The Company believes that the above critical policies have resulted in past actual results approximating the estimated amounts in those areas.

Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the Company's adequacy of internally generated funds, the meeting of dividend payout objectives, the ability to fund debt service obligations, payments under guarantees, the Company's portion of future benefit payments related to pension and postretirement benefits, the availability of additional financing, the outcome of outstanding legal proceedings, the impact of adopting new accounting pronouncements and the estimated amount of unrecognized tax benefits. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a downturn or further downturn in the construction, general industrial, automotive or food institutional/restaurant and service markets, (2) deterioration in international and domestic business and economic conditions, particularly in North America, Europe, Asia or Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company's product lines, (5) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

ITW practices fair disclosure for all interested parties. Investors should be aware that while ITW regularly communicates with securities analysts and other investment professionals, it is against ITW's policy to disclose to them any material non-public information or other confidential commercial information. Shareholders should not assume that ITW agrees with any statement or report issued by any analyst irrespective of the content of the statement or report.

Management Report on Internal Control over Financial Reporting

The management of Illinois Tool Works Inc. ("ITW") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). ITW's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

ITW management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment we believe that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report herein.

DAVID B. SPEER
CHAIRMAN &
CHIEF EXECUTIVE OFFICER
FEBRUARY 27, 2008

RONALD D. KROPP
SENIOR VICE PRESIDENT &
CHIEF FINANCIAL OFFICER
FEBRUARY 27, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Illinois Tool Works Inc.:

We have audited the accompanying statement of financial position of Illinois Tool Works Inc. and Subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related statements of income, income reinvested in the business, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. We also have audited the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
CHICAGO, ILLINOIS
FEBRUARY 27, 2008

Statement of Income
Illinois Tool Works Inc. and Subsidiaries

IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS	FOR THE YEARS ENDED DECEMBER 31 2007	2006	2005
Operating Revenues	$16,170,611	$13,798,995	$12,540,360
Cost of revenues	10,455,185	8,886,890	8,158,920
Selling, administrative, and research and development expenses	2,930,628	2,402,147	2,182,368
Amortization and impairment of goodwill and other intangible assets	161,042	124,544	83,842
Operating Income	2,623,756	2,385,414	2,115,230
Interest expense	(102,092)	(85,409)	(93,994)
Other income	59,315	90,977	135,005
Income from Continuing Operations Before Income Taxes	2,580,979	2,390,982	2,156,241
Income taxes	754,900	710,405	675,806
Income from Continuing Operations	1,826,079	1,680,577	1,480,435
Income from Discontinued Operations	43,783	37,169	14,434
Net Income	$ 1,869,862	$ 1,717,746	$ 1,494,869
Income Per Share from Continuing Operations:			
Basic	$ 3.31	$ 2.97	$ 2.59
Diluted	$ 3.28	$ 2.95	$ 2.57
Income Per Share from Discontinued Operations:			
Basic	$ 0.08	$ 0.07	$ 0.03
Diluted	$ 0.08	$ 0.07	$ 0.03
Net Income Per Share:			
Basic	$ 3.39	$ 3.04	$ 2.62
Diluted	$ 3.36	$ 3.01	$ 2.60

Statement of Income Reinvested in the Business
Illinois Tool Works Inc. and Subsidiaries

IN THOUSANDS	FOR THE YEARS ENDED DECEMBER 31 2007	2006	2005
Beginning Balance	$10,406,511	$ 9,112,328	$ 7,963,518
Net income	1,869,862	1,717,746	1,494,869
Cash dividends declared	(533,519)	(423,563)	(346,059)
Retirement of treasury shares	(1,841,230)	—	—
Cumulative effect of adopting new accounting standard, net of tax	(22,559)	—	—
Ending Balance	$ 9,879,065	$10,406,511	$ 9,112,328

Statement of Comprehensive Income
Illinois Tool Works Inc. and Subsidiaries

IN THOUSANDS	FOR THE YEARS ENDED DECEMBER 31 2007	2006	2005
Net Income	$1,869,862	$1,717,746	$1,494,869
Other Comprehensive Income:			
Foreign currency translation adjustments	424,037	495,697	(296,248)
Pension and other postretirement benefit adjustments, net of tax	180,110	8,967	4,845
Comprehensive Income	$2,474,009	$2,222,410	$1,203,466

The Notes to Financial Statements are an integral part of these statements.

Statement of Financial Position

Illinois Tool Works Inc. and Subsidiaries

IN THOUSANDS EXCEPT SHARES	DECEMBER 31 2007	2006
Assets		
Current Assets:		
Cash and equivalents	$ 827,524	$ 590,207
Trade receivables	2,915,546	2,471,273
Inventories	1,625,820	1,482,508
Deferred income taxes	189,093	196,860
Prepaid expenses and other current assets	607,672	465,557
Total current assets	6,165,655	5,206,405
Plant and Equipment:		
Land	226,208	193,328
Buildings and improvements	1,476,673	1,374,926
Machinery and equipment	3,852,241	3,594,057
Equipment leased to others	154,111	149,682
Construction in progress	109,267	96,853
	5,818,500	5,408,846
Accumulated depreciation	(3,624,490)	(3,355,389)
Net plant and equipment	2,194,010	2,053,457
Investments	507,567	595,083
Goodwill	4,387,165	4,025,053
Intangible Assets	1,296,176	1,113,634
Deferred Income Taxes	61,416	116,245
Other Assets	913,873	770,562
	$ 15,525,862	$ 13,880,439
Liabilities and Stockholders' Equity		
Current Liabilities:		
Short-term debt	$ 410,512	$ 462,721
Accounts payable	854,148	707,656
Accrued expenses	1,341,817	1,187,526
Cash dividends payable	148,427	117,337
Income taxes payable	205,381	161,344
Total current liabilities	2,960,285	2,636,584
Noncurrent Liabilities:		
Long-term debt	1,888,839	955,610
Deferred income taxes	260,658	259,159
Other	1,064,755	1,011,578
Total noncurrent liabilities	3,214,252	2,226,347
Stockholders' Equity:		
Common stock:		
Issued—562,522,026 shares in 2007 and 630,900,742 shares in 2006	5,625	6,309
Additional paid-in-capital	173,610	1,378,587
Income reinvested in the business	9,879,065	10,406,511
Common stock held in treasury	(1,757,761)	(3,220,538)
Accumulated other comprehensive income	1,050,786	446,639
Total stockholders' equity	9,351,325	9,017,508
	$ 15,525,862	$ 13,880,439

The Notes to Financial Statements are an integral part of this statement.

Statement of Cash Flows

Illinois Tool Works Inc. and Subsidiaries

IN THOUSANDS	*FOR THE YEARS ENDED DECEMBER 31* 2007	2006	2005
Cash Provided by (Used for) Operating Activities:			
Net income	$1,869,862	$1,717,746	$1,494,869
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	363,701	319,362	299,232
Amortization and impairment of goodwill and other intangible assets	161,043	124,544	83,842
Change in deferred income taxes	(5,522)	167,003	69,745
Provision for uncollectible accounts	5,998	8,727	7,156
Loss on sale of plant and equipment	743	1,149	4,289
Income from investments	(47,880)	(78,608)	(126,278)
(Gain) loss on sale of operations and affiliates	(34,807)	(16,795)	8,548
Stock compensation expense	30,781	34,781	64,144
Other non-cash items, net	(3,451)	510	(1,875)
Change in assets and liabilities:			
(Increase) decrease in—			
Trade receivables	(56,971)	(45,581)	(58,902)
Inventories	(4,543)	(60,204)	104,419
Prepaid expenses and other assets	(15,676)	(63,930)	(82,280)
Increase (decrease) in—			
Accounts payable	(37,823)	10,941	(39,216)
Accrued expenses and other liabilities	(2,301)	1,314	35,491
Income taxes receivable and payable	260,427	(55,261)	(16,647)
Other, net	716	330	5,006
Net cash provided by operating activities	2,484,297	2,066,028	1,851,543
Cash Provided by (Used for) Investing Activities:			
Acquisition of businesses (excluding cash and equivalents) and additional interest in affiliates	(812,757)	(1,378,708)	(626,922)
Additions to plant and equipment	(353,355)	(301,006)	(293,102)
Purchases of investments	(28,734)	(25,347)	(120,240)
Proceeds from investments	91,184	367,365	220,082
Proceeds from sale of plant and equipment	21,821	14,190	33,860
Proceeds from sale of operations and affiliates	160,457	40,303	1,475
Other, net	(2,664)	8,788	(4,559)
Net cash used for investing activities	(924,048)	(1,274,415)	(789,406)
Cash Provided by (Used for) Financing Activities:			
Cash dividends paid	(502,430)	(398,846)	(335,092)
Issuance of common stock	116,665	78,969	24,563
Repurchases of common stock	(1,757,761)	(446,876)	(1,041,798)
Net proceeds (repayments) of short-term debt	(266,968)	194,896	44,406
Proceeds from long-term debt	1,062,108	177	58,661
Repayments of long-term debt	(17,754)	(16,632)	(9,941)
Excess tax benefits from share-based compensation	16,212	13,086	12,879
Repayment of preferred stock of subsidiary	(40,000)	—	(20,000)
Net cash used for financing activities	(1,389,928)	(575,226)	(1,266,322)
Effect of Exchange Rate Changes on Cash and Equivalents	66,996	3,403	(92,788)
Cash and Equivalents:			
Increase (decrease) during the year	237,317	219,790	(296,973)
Beginning of year	590,207	370,417	667,390
End of year	$ 827,524	$ 590,207	$ 370,417
Cash Paid During the Year for Interest	$ 132,757	$ 75,026	$ 99,115
Cash Paid During the Year for Income Taxes, Net of Refunds	$ 448,102	$ 646,647	$ 622,451
Liabilities Assumed from Acquisitions	$ 465,303	$ 448,561	$ 270,726

The Notes to Financial Statements are an integral part of this statement. See the Acquisitions note for information regarding non-cash transactions.

Notes to Financial Statements

The Notes to Financial Statements furnish additional information on items in the financial statements. The notes have been arranged in the same order as the related items appear in the statements.

Illinois Tool Works Inc. (the "Company" or "ITW") is a multinational manufacturer of a diversified range of industrial products and equipment with approximately 825 operations in 52 countries. The Company primarily serves the construction, automotive, general industrial and food institutional/restaurant markets.

Significant accounting principles and policies of the Company are in italics. Certain reclassifications of prior years' data have been made to conform to current year reporting.

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to financial statements. Actual results could differ from those estimates. The significant estimates included in the preparation of the financial statements are related to inventories, trade receivables, plant and equipment, income taxes, goodwill and intangible assets, product liability matters, litigation, product warranties, pensions, other postretirement benefits, environmental matters and stock options.

Consolidation and Translation—The financial statements *include the Company and substantially all of its majority-owned subsidiaries. All significant intercompany transactions are eliminated from the financial statements. Substantially all of the Company's foreign subsidiaries outside North America have November 30 fiscal year-ends to facilitate inclusion of their financial statements in the December 31 consolidated financial statements.*

Foreign subsidiaries' assets and liabilities are translated to U.S. dollars at end-of-period exchange rates. Revenues and expenses are translated at average rates for the period. Translation adjustments are reported as a component of accumulated other comprehensive income in stockholders' equity.

Discontinued Operations—In 2007 and 2006, the Company completed the divestitures of certain construction, consumer packaging and automotive machinery businesses. In addition, a consumer packaging and an automotive components business have been classified as held for sale as of December 31, 2007. Due to the aggregate significance of these five businesses, the consolidated statements of income have been restated to present the operating results of all five businesses, along with the gains realized, net of tax, as discontinued operations for 2007, 2006 and 2005. Assets of $143,529,000 and liabilities of $5,844,000 related to the two businesses held for sale as of December 31, 2007 have been reclassified to prepaids and other current assets and accrued expenses, respectively.

Results of the discontinued operations for the years ended December 31, 2007, 2006 and 2005 were as follows:

IN THOUSANDS	2007	2006	2005
Operating revenues	$108,253	$256,054	$249,934
Income before taxes	$ 5,721	$ 35,144	$ 25,328
Gain on sale of discontinued operations	33,168	19,120	—
Income tax benefit (expense)	4,894	(17,095)	(10,894)
Income from discontinued operations	$ 43,783	$ 37,169	$ 14,434

Acquisitions—*The Company accounts for acquisitions under the purchase method, in which assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. The operating results of the acquired companies are included in the Company's consolidated financial statements from the date of acquisition.* Acquisitions, individually and in the aggregate, did not materially affect the Company's results of operations or financial position. Summarized information related to acquisitions is as follows:

IN THOUSANDS EXCEPT NUMBER OF ACQUISITIONS	2007	2006	2005
Number of acquisitions	52	53	22
Net cash paid during the year	$ 812,757	$1,378,708	$ 626,922
Value of shares issued for acquisitions	$ —	$ 162,898	$ —

There were no significant non-cash transactions in 2007 and 2005. The Company's only significant non-cash transaction during 2006 related to the exchange of the Company's common stock as consideration for an acquisition.

The premium over tangible net assets recorded for acquisitions based on purchase price allocations during 2007, 2006 and 2005 were as follows:

	2007		2006		2005	
IN THOUSANDS EXCEPT FOR WEIGHTED-AVERAGE LIVES (YEARS)	WEIGHTED-AVERAGE LIFE	PREMIUM RECORDED	WEIGHTED-AVERAGE LIFE	PREMIUM RECORDED	WEIGHTED-AVERAGE LIFE	PREMIUM RECORDED
Goodwill		$ 345,805		$ 778,215		$ 296,476
Amortizable Intangible Assets:						
Customer lists and relationships	10.8	161,119	10.5	246,130	12.0	112,328
Patents and proprietary technology	9.9	88,000	9.1	75,131	10.5	29,079
Trademarks and brands	16.6	62,562	15.4	67,940	14.4	50,174
Software	5.2	8,550	6.3	80,687	7.1	24,006
Noncompete agreements	4.2	11,167	4.0	20,411	2.0	6,424
Other	1.5	4,366	1.3	8,407	1.0	7,268
Total Amortizable Intangible Assets	11.2	335,764	9.9	498,706	11.2	229,279
Indefinite-lived Intangible Assets:						
Trademarks and brands		23,658		4,610		30,980
Total Premium Recorded		$ 705,227		$1,281,531		$ 556,735

Of the total goodwill recorded for acquisitions, the Company expects goodwill of $142,368,000 in 2007, $103,569,000 in 2006 and $77,005,000 in 2005 will be tax deductible. The Company anticipates subsequent purchase accounting adjustments will change the initial amounts recorded for goodwill and intangible assets, primarily due to the completion of valuations.

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R requires an entity to recognize assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. SFAS 141R also requires that (1) acquisition-related costs be expensed as incurred; (2) restructuring costs generally be recognized as a post-acquisition expense; and (3) changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period impact income tax expense. The Company will adopt SFAS 141R on January 1, 2009 and is currently evaluating this statement to determine its effect, if any, on the Company's results of operations and financial position.

Operating Revenues *are recognized when the risks and rewards of ownership are transferred to the customer,* which is generally at the time of product shipment. No single customer accounted for more than 5% of consolidated revenues in 2007, 2006 or 2005.

Research and Development Expenses *are recorded as expense in the year incurred.* These costs were $203,488,000 in 2007, $147,206,000 in 2006 and $126,305,000 in 2005.

Rental Expense was $150,200,000 in 2007, $123,957,000 in 2006 and $115,710,000 in 2005. Future minimum lease payments for the years ending December 31 are as follows:

IN THOUSANDS	
2008	$135,172
2009	102,553
2010	74,773
2011	47,278
2012	36,213
2013 and future years	69,448
	$465,437

Advertising Expenses *are recorded as expense in the year incurred.* These costs were $114,304,000 in 2007, $98,355,000 in 2006 and $79,617,000 in 2005.

Other Income (Expense) consisted of the following:

IN THOUSANDS	2007	2006	2005
Investment income	$ 47,880	$ 78,608	$126,278
Interest income	20,164	30,483	26,880
Loss on foreign currency transactions	(13,128)	(9,344)	(2,807)
Other, net	4,399	(8,770)	(15,346)
	$ 59,315	$ 90,977	$135,005

Income Taxes—*The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws.* The components of the provision for income taxes on continuing operations were as shown below:

IN THOUSANDS	2007	2006	2005
U.S. federal income taxes:			
Current	$422,592	$363,233	$399,629
Deferred	68,078	113,861	148,556
Benefit of net operating loss and foreign tax credits carryforwards	(2,212)	(24,755)	(112,381)
	$488,458	$452,339	$435,804
Foreign income taxes:			
Current	$262,832	$267,552	$154,022
Deferred	(22,487)	9,617	36,170
Benefit of net operating loss carryforwards	(22,128)	(58,273)	(7,047)
	$218,217	$218,896	$183,145
State income taxes:			
Current	$ 46,527	$ 43,068	$ 54,648
Deferred	1,698	(3,898)	9,685
Benefit of net operating loss carryforwards	—	—	(7,476)
	48,225	39,170	56,857
	$754,900	$710,405	$675,806

Income from continuing operations before income taxes for domestic and foreign operations was as follows:

IN THOUSANDS	2007	2006	2005
Domestic	$1,641,714	$1,462,831	$1,391,176
Foreign	939,265	928,151	765,065
	$2,580,979	$2,390,982	$2,156,241

The reconciliation between the U.S. federal statutory tax rate and the effective tax rate was as follows:

	2007	2006	2005
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. federal tax benefit	1.3	1.1	1.7
Differences between U.S. federal statutory and foreign tax rates	(1.7)	(1.1)	(1.2)
Nontaxable foreign interest income	(2.7)	(2.4)	(2.4)
Tax effect of foreign dividends	0.3	0.2	1.0
Tax relief for U.S. manufacturers	(0.9)	(0.5)	(0.4)
Other, net	(2.1)	(2.6)	(2.4)
Effective tax rate	29.2%	29.7%	31.3%

In 2004, the Company recorded a deferred tax liability of $25,000,000 to reflect the estimated tax cost of the minimum foreign dividends repatriated under the American Jobs Creation Act during 2005. During 2005, the Company repatriated foreign dividends of $1,404,000,000 and incurred an additional tax cost of $17,400,000. *Deferred U.S. federal income taxes and foreign withholding taxes have not been provided on the remaining undistributed earnings of certain international subsidiaries of approximately $4,000,000,000 and $2,900,000,000 as of December 31, 2007 and 2006, respectively, as these earnings are considered permanently invested.* Upon repatriation of these earnings to the United States in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. The actual U.S. tax cost would depend on income tax laws and circumstances at the time of distribution. Determination of the related tax liability is not practicable because of the complexities associated with the hypothetical calculation.

The components of deferred income tax assets and liabilities at December 31, 2007 and 2006 were as follows:

	2007		2006	
IN THOUSANDS	ASSET	LIABILITY	ASSET	LIABILITY
Goodwill and intangible assets	$ 157,520	$ (532,052)	$ 132,906	$(497,597)
Inventory reserves, capitalized tax cost and LIFO inventory	53,268	(17,208)	41,500	(18,636)
Investments	18,204	(233,839)	45,163	(220,360)
Plant and equipment	22,580	(88,092)	16,550	(95,896)
Accrued expenses and reserves	121,760	—	129,250	—
Employee benefit accruals	282,431	—	303,579	—
Foreign tax credit carryforwards	102,818	—	76,855	—
Net operating loss carryforwards	357,285	—	345,531	—
Capital loss carryforwards	74,586	—	67,092	—
Allowances for uncollectible accounts	14,812	—	12,439	—
Prepaid pension assets	—	(99,554)	—	(29,776)
Other	102,988	(29,386)	71,403	(38,650)
Gross deferred income tax assets (liabilities)	1,308,252	(1,000,131)	1,242,268	(900,915)
Valuation allowances	(318,270)	—	(287,407)	—
Total deferred income tax assets (liabilities)	$ 989,982	$ (1,000,131)	$ 954,861	$(900,915)

Valuation allowances are established when it is estimated that it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The valuation allowances recorded at December 31, 2007 and 2006 relate primarily to certain net operating loss carryforwards and capital loss carryforwards. Included in the total valuation allowances at December 31, 2007 were allowances of $31,631,000 that relate to acquired net operating loss carryforwards that, if adjusted in 2008, would reduce goodwill.

At December 31, 2007, the Company had net operating loss carryforwards available to offset future taxable income in the United States and certain foreign jurisdictions, which expire as follows:

IN THOUSANDS	GROSS NET OPERATING LOSS CARRYFORWARDS
2008	$ 25,588
2009	6,804
2010	8,992
2011	7,030
2012	11,102
2013	8,144
2014	1,943
2015	2,068
2016	5,530
2017	1,657
2018	4,247
2019	8,148
2020	46,458
2021	64,582
2022	28,688
2023	61,060
2024	63,540
2025	15,474
2026	654
Do not expire	976,425
	$ 1,348,134

On January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken and expected to be taken in tax returns and provides guidance related to uncertain tax positions on derecognition, classification, and interest and penalties. As a result of implementation of FIN 48, the Company did not recognize any change in its liability for unrecognized tax benefits.

The changes in the amount of unrecognized tax benefits during 2007 were as follows:

IN THOUSANDS	
Balance at January 1, 2007	$ 688,000
Additions based on tax positions related to the current year	55,000
Additions for tax positions of prior years	116,000
Reductions for tax positions of prior years	(86,000)
Settlements	(26,000)
Foreign currency translation	26,000
Balance at December 31, 2007	$ 773,000

Included in the balance at December 31, 2007, are approximately $449,000,000 of tax positions that, if recognized, would impact the Company's effective tax rate. As of December 31, 2007, the Company does not expect any significant changes to the estimated amount of unrecognized tax benefits for any significant individual tax positions in the next twelve months.

The Company files numerous consolidated and separate tax returns in the United States Federal jurisdiction and in many state and foreign jurisdictions. The following table summarizes the open tax years for the Company's major jurisdictions:

JURISDICTION	OPEN TAX YEARS
United States—Federal	2001–2007
United Kingdom	2000–2007
Germany	2001–2007
France	2000–2007
Australia	2002–2007

The Company recognizes interest and penalties related to income tax matters in income tax expense. There were no significant accruals for interest and penalties recorded as of December 31, 2007.

Income from Continuing Operations Per Share *is computed by dividing income from continuing operations by the weighted-average number of shares outstanding for the period. Income from continuing operations per diluted share is computed by dividing income from continuing operations by the weighted-average number of shares assuming dilution for stock options and restricted stock.* Dilutive shares reflect the potential additional shares that would be outstanding if the dilutive stock options outstanding were exercised and the unvested restricted stock vested during the period. The computation of income from continuing operations per share was as follows:

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2007	2006	2005
Income from continuing operations	$1,826,079	$1,680,577	$1,480,435
Income from continuing operations per share—Basic:			
Weighted-average common shares	551,549	565,632	571,058
Income from continuing operations per share—Basic	$ 3.31	$ 2.97	$ 2.59
Income from continuing operations per share—Diluted:			
Weighted-average common shares	551,549	565,632	571,058
Effect of dilutive stock options and restricted stock	4,481	4,260	4,376
Weighted-average common shares assuming dilution	556,030	569,892	575,434
Income from continuing operations per share—Diluted	$ 3.28	$ 2.95	$ 2.57

Options that were considered antidilutive were not included in the computation of diluted income from continuing operations per share. The antidilutive options outstanding as of December 31, 2007, 2006 and 2005 were 3,658,862, 8,172,240 and 4,777,138, respectively.

Cash and Equivalents included interest-bearing instruments of $367,824,000 at December 31, 2007 and $234,310,000 at December 31, 2006. *Interest-bearing instruments have maturities of 90 days or less and are stated at cost, which approximates market.*

Trade Receivables were net of allowances for uncollectible accounts. The changes in the allowances for uncollectible accounts during 2007, 2006 and 2005 were as follows:

IN THOUSANDS	2007	2006	2005
Beginning balance	$ (61,649)	$ (51,178)	$ (56,205)
Provision charged to expense	(5,998)	(8,727)	(7,156)
Write-offs, net of recoveries	10,156	10,465	14,392
Acquisitions and divestitures	(12,886)	(8,658)	(5,931)
Other	(4,439)	(3,551)	3,722
Ending balance	$ (74,816)	$ (61,649)	$ (51,178)

Inventories at December 31, 2007 and 2006 were as follows:

IN THOUSANDS	2007	2006
Raw material	$ 516,914	$ 470,032
Work-in-process	182,990	166,946
Finished goods	925,916	845,530
	$1,625,820	$1,482,508

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out ("LIFO") method is used to determine the cost of the inventories of a majority of the U.S. operations. Inventories priced at LIFO were 27% and 29% of total inventories as of December 31, 2007 and 2006, respectively. *The first-in, first-out ("FIFO") method, which approximates current cost, is used for all other inventories.* If the FIFO method was used for all inventories, total inventories would have been approximately $124,019,000 and $117,093,000 higher than reported at December 31, 2007 and 2006, respectively.

Prepaid Expenses and Other Current Assets as of December 31, 2007 and 2006 were as follows:

IN THOUSANDS	2007	2006
Income tax refunds receivable	$ 236,735	$ 261,792
Assets of businesses held for sale	143,529	—
Value-added-tax receivables	52,834	40,177
Insurance	30,229	44,271
Other	144,345	119,317
	$ 607,672	$ 465,557

Plant and Equipment *are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.*

Depreciation was $360,452,000 in 2007, $311,987,000 in 2006 and $291,564,000 in 2005, and was reflected primarily in cost of revenues. Discontinued operations depreciation was $3,249,000 in 2007, $7,375,000 in 2006 and $7,668,000 in 2005 and was reflected in income from discontinued operations. *Depreciation of plant and equipment for financial reporting purposes is computed on an accelerated basis for U.S. businesses and on a straight-line basis for a majority of the international businesses.*

The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements	10—50 years
Machinery and equipment	3—20 years
Equipment leased to others	Term of lease

Investments as of December 31, 2007 and 2006 consisted of the following:

IN THOUSANDS	2007	2006
Leases of equipment	$ 278,549	$ 310,598
Affordable housing limited partnerships	97,022	114,594
Venture capital limited partnership	81,462	91,365
Property developments	21,926	19,709
Other	28,608	58,817
	$ 507,567	$ 595,083

Leases of Equipment

The components of the investment in leases of equipment at December 31, 2007 and 2006 were as shown below:

IN THOUSANDS	2007	2006
Leveraged, direct financing and sales-type leases:		
Gross lease contracts receivable, net of nonrecourse debt service	$ 146,109	$ 155,774
Estimated residual value of leased assets	248,119	248,119
Unearned income	(127,589)	(105,914)
	266,639	297,979
Equipment under operating leases	11,910	12,619
	$ 278,549	$ 310,598

Deferred tax liabilities related to leveraged and direct financing leases were $226,549,000 and $213,267,000 at December 31, 2007 and 2006, respectively.

The investment in leases of equipment at December 31, 2007 and 2006 relates to the following types of equipment:

IN THOUSANDS	2007	2006
Telecommunications	$ 174,212	$ 196,348
Air traffic control	64,540	70,280
Aircraft	39,296	43,033
Manufacturing	501	937
	$ 278,549	$ 310,598

In 2003, the Company entered into a leveraged lease transaction related to air traffic control equipment in Australia with a cash investment of $48,763,000. In 2002, the Company entered into leveraged leasing transactions related to mobile telecommunications equipment with two major European telecommunications companies with a cash investment of $144,676,000. Under the terms of the telecommunications and air traffic control lease transactions, the lessees have made upfront payments to creditworthy third-party financial institutions that are acting as payment undertakers. These payment undertakers are obligated to make the required scheduled payments directly to the nonrecourse debt holders and to the lessors, including the Company. In the event of default by the lessees, the Company can recover its net investment from the payment undertakers. In addition, the lessees are required to purchase residual value insurance from a creditworthy third party at a date near the end of the lease term.

The income from leveraged, direct-financing and sales-type leases was $5,347,000, $1,752,000 and $8,943,000 for the years ended December 31, 2007, 2006 and 2005, respectively. *Unearned income is recognized as lease income over the life of the lease based on the effective yield of the lease. The residual values of leased assets are estimated at the inception of the lease based on market appraisals and reviewed for impairment at least annually.*

On January 1, 2007, the Company adopted FASB staff position No. FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction ("FSP 13-2"). FSP 13-2 addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for that lease. Upon adoption of FSP 13-2, the Company recorded an after-tax charge to retained earnings of $22,600,000, resulting from a change in the timing of expected cash flows related to income tax benefits of the Company's leveraged lease transactions.

Other Investments

The Company has entered into several affordable housing limited partnerships primarily to receive tax benefits in the form of tax credits and tax deductions from operating losses. *These affordable housing investments are accounted for using the effective yield method, in which the investment is amortized to income tax expense as the tax benefits are received. The tax credits are credited to income tax expense as they are allocated to the Company.*

The Company entered into a venture capital limited partnership in 2001 that invests in late-stage venture capital opportunities. The Company has a 25% limited partnership interest and *accounts for this investment using the equity method, whereby the Company recognizes its proportionate share of the partnership's income or loss. The partnership's financial statements are prepared on a mark-to-market basis.*

The Company has invested in property developments with a residential construction developer through partnerships in which the Company has a 50% interest. *These partnership investments are accounted for using the equity method, whereby the Company recognizes its proportionate share of the partnerships' income or loss.*

The Company neither bears the majority of the risk of loss nor enjoys the majority of any residual returns relative to the property development investments and affordable housing investments, therefore it does not consolidate those entities. The Company's maximum exposure to loss related to the property development investments and affordable housing investments is $29,551,000 and $97,022,000, respectively, as of December 31, 2007.

Cash Flows

Cash flows related to investments during 2007, 2006 and 2005 were as follows:

IN THOUSANDS	2007	2006	2005
Cash used to purchase investments:			
Affordable housing limited partnerships	$ (16,789)	$ (17,814)	$ (80,822)
Venture capital limited partnership	(8,252)	(1,926)	(27,242)
Property developments	(3,414)	(4,885)	(11,976)
Other	(279)	(722)	(200)
	$ (28,734)	$ (25,347)	$ (120,240)
Cash proceeds from investments:			
Venture capital limited partnership	$ 44,792	$ 25,085	$ 22,683
Prepaid forward contract	31,629	—	—
Leases of equipment	7,085	4,467	8,685
Properties held for sale	5,149	1,698	2,600
Property developments	2,506	2,073	13,805
Mortgage investments	—	333,976	172,288
Other	23	66	21
	$ 91,184	$ 367,365	$ 220,082

Goodwill and Intangible Assets—Goodwill represents the excess cost over fair value of the net assets of purchased businesses. *The Company does not amortize goodwill and intangible assets that have indefinite lives. In the first quarter of each year, the Company performs an annual impairment assessment of goodwill and intangible assets with indefinite lives based on the fair value of the related reporting unit or intangible asset.*

As of January 1, 2007, the Company had assigned its recorded goodwill and intangible assets to approximately 440 of its then 750 reporting units. When performing its annual impairment assessment, the Company compares the fair value of each reporting unit to its carrying value. Fair values are determined by discounting estimated future cash flows at the Company's estimated cost of capital of 10%. Estimated future cash flows are based either on current operating cash flows or on a detailed cash flow forecast prepared by the relevant operating unit. If the fair value of an operating unit is less than its carrying value, an impairment loss is recorded for the difference between the implied fair value of the unit's goodwill and the carrying value of the goodwill.

Amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2007, 2006 and 2005 were as follows:

IN THOUSANDS	2007	2006	2005
Goodwill:			
Impairment	$ 988	$ 14,793	$ 9,650
Intangible Assets:			
Amortization	158,888	106,766	69,143
Impairment	1,166	2,985	5,049
	$161,042	$124,544	$ 83,842

In 2007, the Company performed its annual impairment testing of its goodwill and intangible assets, which resulted in total impairment charges of $2,154,000. The goodwill impairment charges of $988,000 were primarily related to a French polymers business and an Asian construction business and resulted from lower estimated future cash flows than previously expected. Also in 2007, intangible asset impairments of $1,166,000 were recorded to reduce to the estimated fair value the carrying value of trademarks and customer-related intangible assets primarily related to a French polymers business in the Polymers & Fluids segment and a U.S. contamination control business in the All Other segment.

In 2006, the Company recorded goodwill impairment charges of $14,793,000, which were primarily related to a U.S. building components joist business, a Canadian stretch packaging equipment business, a European food equipment business, a U.S. thermal transfer ribbon business and an Asian construction business, and resulted from lower estimated future cash flows than previously expected. Also in 2006, intangible asset impairments of $2,985,000 were recorded to reduce to the estimated fair value the carrying value of trademarks, patents and customer-related intangible assets primarily related to a U.S. welding components business in the Power Systems & Electronics segment and a U.S. contamination control business in the All Other segment.

In 2005, the Company recorded goodwill impairment charges of $9,650,000, which were primarily related to a Canadian stretch packaging equipment business and a U.S. welding components business, and resulted from lower estimated future cash flows than previously expected. Also in 2005, intangible asset impairments of $5,049,000 were recorded to reduce to the estimated fair value the carrying value of trademarks, patents and customer-related intangible assets related to a U.S. contamination control business in the All Other segment.

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2007 and 2006 were as follows:

IN THOUSANDS	INDUSTRIAL PACKAGING	POWER SYSTEMS & ELECTRONICS	TRANSPORTATION	CONSTRUCTION PRODUCTS	FOOD EQUIPMENT	DECORATIVE SURFACES	POLYMERS & FLUIDS	ALL OTHER	TOTAL
Balance, December 31, 2005	$567,141	$218,929	$374,067	$332,173	$80,885	$5,802	$384,688	$1,045,326	$3,009,011
2006 Activity:									
Acquisitions & divestitures	35,623	129,720	16,139	138,845	367	6,234	39,272	394,514	760,714
Impairment charges	(3,330)	(833)	—	(6,186)	(2,262)	—	—	(2,182)	(14,793)
Foreign currency translation	55,356	13,699	26,834	34,959	9,788	(28)	17,770	111,743	270,121
Balance, December 31, 2006	654,790	361,515	417,040	499,791	88,778	12,008	441,730	1,549,401	4,025,053
2007 Activity:									
Acquisitions & divestitures	14,992	14,804	44,055	26,818	75,609	2,311	84,348	17,008	279,945
Impairment charges	—	—	(107)	(308)	—	—	(573)	—	(988)
Foreign currency translation	41,662	11,604	22,629	28,065	9,979	1,459	17,419	50,253	183,070
Transfer to assets held for sale	—	—	—	—	—	—	—	(99,915)	(99,915)
Balance, December 31, 2007	$711,444	$387,923	$483,617	$554,366	$174,366	$15,778	$542,924	$1,516,747	$4,387,165

Intangible assets as of December 31, 2007 and 2006 were as follows:

IN THOUSANDS	2007 COST	2007 ACCUMULATED AMORTIZATION	2007 NET	2006 COST	2006 ACCUMULATED AMORTIZATION	2006 NET
Amortizable Intangible Assets:						
Customer lists and relationships	$ 676,672	$ (127,681)	$ 548,991	$ 540,802	$ (63,394)	$ 477,408
Patents and proprietary technology	323,830	(106,777)	217,053	239,237	(80,788)	158,449
Trademarks and brands	247,452	(42,606)	204,846	192,871	(25,104)	167,767
Software	204,952	(96,753)	108,199	182,895	(62,747)	120,148
Noncompete agreements	122,651	(85,966)	36,685	109,563	(70,758)	38,805
Other	76,856	(70,256)	6,600	71,669	(60,771)	10,898
Total Amortizable Intangible Assets	1,652,413	(530,039)	1,122,374	1,337,037	(363,562)	973,475
Indefinite-lived Intangible Assets:						
Trademarks and brands	173,802	—	173,802	140,159	—	140,159
Total Intangible Assets	$ 1,826,215	$ (530,039)	$ 1,296,176	$ 1,477,196	$ (363,562)	$ 1,113,634

Amortizable intangible assets are being amortized primarily on a straight-line basis over their estimated useful lives of three to 20 years.

The estimated amortization expense of intangible assets for the future years ending December 31 is as follows:

IN THOUSANDS	
2008	$ 154,700
2009	142,600
2010	133,400
2011	127,600
2012	116,700

Other Assets as of December 31, 2007 and 2006 consisted of the following:

IN THOUSANDS	2007	2006
Prepaid pension assets	$ 404,791	$ 257,537
Cash surrender value of life insurance policies	331,524	318,771
Customer tooling	57,787	47,520
Noncurrent receivables	35,182	41,788
Other	84,589	104,946
	$ 913,873	$ 770,562

Retirement Plans and Postretirement Benefits—The Company has both funded and unfunded defined benefit pension plans. The major domestic plan covers a substantial portion of its U.S. employees and provides benefits based on years of service and final average salary. Beginning January 1, 2007, the major domestic defined benefit plan was closed to new participants. Newly hired employees and employees from acquired businesses that are not participating in this plan are eligible for additional Company contributions under the existing defined contribution retirement plan.

The Company also has other postretirement benefit plans covering the majority of its U.S. employees. The primary postretirement health care plan is contributory with the participants' contributions adjusted annually. The postretirement life insurance plans are noncontributory.

The Company has various defined benefit pension plans in foreign countries, predominantly the United Kingdom, Germany, Canada and Australia.

On December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS 158"). This statement requires employers to recognize the overfunded or underfunded status of defined benefit pension and postretirement plans as an asset or liability in its statement of financial position and previously unrecognized changes in that funded status through accumulated other comprehensive income. The Company recorded an after-tax charge to accumulated other comprehensive income of $180,037,000 in 2006 to recognize the funded status of its benefit plans. Effective for the 2008 fiscal year, SFAS 158 requires plan assets and liabilities to be measured as of year-end, rather than the September 30 measurement date that the Company presently uses.

Summarized information regarding the Company's significant defined benefit pension and postretirement health care and life insurance benefit plans was as follows:

			PENSION			OTHER POSTRETIREMENT BENEFITS
IN THOUSANDS	*2007*	*2006*	*2005*	*2007*	*2006*	*2005*
Components of net periodic benefit cost:						
Service cost	$115,009	$107,335	$ 84,929	$ 14,957	$ 16,747	$ 12,945
Interest cost	106,670	97,044	85,713	32,133	32,330	30,293
Expected return on plan assets	(156,058)	(137,866)	(124,382)	(11,594)	(7,982)	(5,754)
Amortization of actuarial loss	20,146	25,036	8,591	1,989	21,126	1,246
Amortization of prior service (income) cost	(2,382)	(2,170)	(2,277)	6,261	6,269	6,736
Amortization of transition amount	15	64	(18)	—	—	—
Settlement/curtailment loss	5,766	2,624	195	—	—	—
Net periodic benefit cost	$ 89,166	$ 92,067	$ 52,751	$ 43,746	$ 68,490	$ 45,466

IN THOUSANDS	PENSION 2007	PENSION 2006	OTHER POSTRETIREMENT BENEFITS 2007	OTHER POSTRETIREMENT BENEFITS 2006
Change in benefit obligation as of September 30:				
Benefit obligation at beginning of period	$2,027,636	$1,879,661	$ 557,344	$ 606,022
Service cost	115,009	107,335	14,957	16,747
Interest cost	106,670	97,044	32,133	32,330
Plan participants' contributions	7,875	5,606	16,039	15,850
Amendments	(67)	2,685	—	—
Actuarial gain	(85,300)	(18,494)	(60,824)	(70,765)
Acquisitions	16,314	7,309	—	—
Benefits paid	(162,475)	(130,078)	(45,380)	(44,972)
Medicare subsidy received	—	—	3,486	2,612
Liabilities from (to) other plans	4,776	2,813	—	(480)
Settlement/curtailment	(301)	—	(3,609)	—
Foreign currency translation	47,523	73,755	—	—
Benefit obligation at end of period	$2,077,660	$2,027,636	$ 514,146	$ 557,344
Change in plan assets as of September 30:				
Fair value of plan assets at beginning of period	$1,986,416	$1,773,574	$ 149,240	$ 103,528
Actual return on plan assets	261,140	193,206	16,340	13,771
Company contributions	132,870	89,382	58,210	61,063
Plan participants' contributions	7,875	5,606	16,039	15,850
Benefits paid	(162,475)	(130,078)	(45,380)	(44,972)
Assets from other plans	—	1,975	—	—
Foreign currency translation	36,104	52,751	—	—
Fair value of plan assets at end of period	$2,261,930	$1,986,416	$ 194,449	$ 149,240
Funded status	$ 184,270	$ (41,220)	$ (319,697)	$ (408,104)
Contributions after measurement date	3,443	49,694	29,731	30,214
Other immaterial plans	(16,028)	(18,244)	(7,994)	(7,579)
Net asset (liability) at end of year	$ 171,685	$ (9,770)	$ (297,960)	$ (385,469)
The amounts recognized in the statement of financial position as of December 31 consisted of:				
Noncurrent assets	$ 404,791	$ 257,537	$ —	$ —
Current liabilities	(16,299)	(13,111)	(11,411)	(11,139)
Noncurrent liabilities	(216,807)	(254,196)	(286,549)	(374,330)
Net asset (liability) at end of year	$ 171,685	$ (9,770)	$ (297,960)	$ (385,469)
The pre-tax amounts recognized in accumulated other comprehensive income consisted of:				
Net loss (gain)	$ 66,655	$ 279,500	$ (42,512)	$ 27,427
Prior service cost (income)	1,166	(1,289)	32,527	38,788
Net transition obligation	2,352	2,386	—	—
	$ 70,173	$ 280,597	$ (9,985)	$ 66,215
Accumulated benefit obligation for all significant defined benefit pension plans	$1,798,993	$1,778,146		
Plans with accumulated benefit obligation in excess of plan assets as of September 30:				
Projected benefit obligation	$ 251,569	$ 334,142		
Accumulated benefit obligation	$ 230,736	$ 300,697		
Fair value of plan assets	$ 38,920	$ 102,609		

Assumptions

The weighted-average assumptions used in the valuations of pension and other postretirement benefits were as follows:

	Pension			Other Postretirement Benefits		
	2007	2006	2005	2007	2006	2005
Assumptions used to determine benefit obligations at September 30:						
Discount rate	6.02%	5.50%	5.30%	6.50%	5.95%	5.50%
Rate of compensation increases	4.35	4.26	4.20	—	—	—
Assumptions used to determine net cost for years ended December 31:						
Discount rate	5.50%	5.30%	5.67%	5.95%	5.50%	5.75%
Expected return on plan assets	8.35	8.33	7.99	7.00	7.00	7.00
Rate of compensation increases	4.26	4.20	4.35	—	—	—

The expected long-term rate of return for pension plans was developed using historical returns while factoring in current market conditions such as inflation, interest rates and equity performance. The expected long-term rate of return for the primary postretirement health care plan was developed from similar factors as the pension plans, less factors for insurance costs and mortality charges.

Assumed health care cost trend rates have an effect on the amounts reported for the postretirement health care benefit plans. The assumed health care cost trend rates used to determine the postretirement benefit obligation at September 30 were as follows:

	2007	2006	2005
Health care cost trend rate assumed for the next year	10.40%	11.00%	10.00%
Ultimate trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2014	2014	2010

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

In thousands	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components for 2007	$ 1,706	$ (1,802)
Effect on postretirement benefit obligation at September 30, 2007	$ 21,685	$ (20,576)

Plan Assets

The target asset allocation and weighted-average asset allocations for the Company's significant pension plans at September 30, 2007 and 2006 were as follows:

		Percentage of Plan Assets at September 30	
Asset Category	Target Allocation	2007	2006
Equity securities	60-75%	67%	67%
Debt securities	20-35	28	29
Real estate	0- 1	1	1
Other	0-10	4	3
		100%	100%

The Company's overall investment strategy for the assets in the pension funds is to achieve a balance between the goals of growing plan assets and keeping risk at a reasonable level over a long-term investment horizon. In order to reduce unnecessary risk, the pension funds are diversified across several asset classes, securities and investment managers with a focus on total return. Additionally, the Company does not use derivatives for the purpose of speculation, leverage, circumventing investment guidelines or taking risks that are inconsistent with specified guidelines.

The assets in the Company's primary postretirement health care plan are invested in life insurance policies. The Company's overall investment strategy for the assets in the postretirement health care fund is to invest in assets that provide a reasonable rate of return while preserving capital and are exempt from U.S. federal income taxes.

Cash Flows

The Company generally funds its pension plans to the extent such contributions are tax deductible. The Company expects to contribute $44,400,000 to its pension plans and $60,100,000 to its other postretirement benefit plans in 2008.

The Company's portion of the benefit payments that are expected to be paid during the years ending December 31 is as follows:

IN THOUSANDS	PENSION BENEFITS	OTHER POSTRETIREMENT BENEFITS
2008	$ 171,036	$ 39,062
2009	174,745	41,038
2010	182,328	43,161
2011	189,693	45,237
2012	195,434	45,916
Years 2013-2017	1,026,813	241,003

In addition to the above pension benefits, the Company sponsors defined contribution retirement plans covering the majority of its U.S. employees. The Company's expense for these plans was $60,100,000 in 2007, $44,698,000 in 2006 and $37,367,000 in 2005.

Short-Term Debt as of December 31, 2007 and 2006 consisted of the following:

IN THOUSANDS	2007	2006
Bank overdrafts	$ 37,992	$ 45,259
Commercial paper	200,977	200,340
European facilities	—	184,996
Current maturities of long-term debt	158,590	16,684
Other borrowings by foreign subsidiaries	12,953	15,442
	$ 410,512	$ 462,721

Commercial paper is issued at a discount and generally matures 30 to 90 days from the date of issuance. The weighted-average interest rate on commercial paper was 4.1% at December 31, 2007 and 5.3% at December 31, 2006.

The weighted-average interest rate on other borrowings by foreign subsidiaries was 2.2% at December 31, 2007 and 2.4% at December 31, 2006.

In June 2007, the Company entered into a $1,000,000,000 Line of Credit Agreement with a termination date of June 13, 2008. No amounts were outstanding under this facility at December 31, 2007.

As of December 31, 2007, the Company has unused capacity of approximately $425,497,000 under international debt facilities.

Accrued Expenses as of December 31, 2007 and 2006 consisted of accruals for:

IN THOUSANDS	2007	2006
Compensation and employee benefits	$ 515,069	$ 416,124
Deferred revenue and customer deposits	220,412	173,036
Rebates	141,195	125,715
Warranties	71,210	70,119
Current portion of pension and other postretirement benefit obligations	27,710	24,250
Current portion of affordable housing capital obligations	14,040	14,092
Preferred stock of subsidiaries and related accrued dividends	—	69,200
Other	352,181	294,990
	$1,341,817	$1,187,526

The changes in accrued warranties during 2007, 2006 and 2005 were as follows:

IN THOUSANDS	2007	2006	2005
Beginning balance	$ 70,119	$ 70,882	$ 79,020
Charges	(51,443)	(51,300)	(52,258)
Provision charged to expense	47,636	45,418	42,276
Acquisitions and divestitures	2,848	3,176	3,646
Foreign currency translation	2,050	1,943	(1,802)
Ending balance	$ 71,210	$ 70,119	$ 70,882

Long-Term Debt at December 31, 2007 and 2006 consisted of the following:

IN THOUSANDS	2007	2006
6.875% notes due November 15, 2008	$ 149,984	$ 149,966
5.75% notes due March 1, 2009	499,604	497,048
6.55% preferred debt securities due December 31, 2011	249,815	249,776
5.25% Euro notes due October 1, 2014	1,095,895	—
4.88% senior notes due December 31, 2020	38,819	49,448
Other borrowings	13,312	26,056
	2,047,429	972,294
Current maturities	(158,590)	(16,684)
	$1,888,839	$ 955,610

In 1998, the Company issued $150,000,000 of 6.875% notes at 99.228% of face value. The effective interest rate of the notes is 6.9%. The estimated market price of the notes exceeded the carrying value by approximately $3,136,000 at December 31, 2007 and $4,084,000 at December 31, 2006.

In 1999, the Company issued $500,000,000 of 5.75% redeemable notes at 99.281% of face value. The effective interest rate of the notes is 5.8%. The estimated market price of the notes exceeded the carrying value by approximately $9,746,000 at December 31, 2007 and $8,152,000 at December 31, 2006. In December 2002, the Company entered into an interest rate swap with a notional value of $100,000,000 to hedge a portion of the fixed-rate debt. Under the terms of the swap, the Company receives interest at a fixed rate of 5.75% and pays interest at a variable rate of LIBOR plus 1.96%. The variable interest rate under the swap was 7.08% at December 31, 2007 and 7.33% at December 31, 2006. The maturity date of the interest rate swap is March 1, 2009. The carrying value of the 5.75% notes has been adjusted to reflect the fair value of the interest rate swap.

In 2002, a subsidiary of the Company issued $250,000,000 of 6.55% preferred debt securities at 99.849% of face value. The effective interest rate of the preferred debt securities is 6.7%. The estimated fair value of the securities exceeded the carrying value by approximately $12,325,000 at December 31, 2007 and $12,342,000 at December 31, 2006.

In 2005, the Company issued $53,735,000 of 4.88% senior notes at 100% of face value. The estimated fair value of the notes exceeded the carrying value by approximately $443,000 at December 31, 2007 and was below the carrying value by approximately $633,000 at December 31, 2006.

In 2007, the Company entered into a $500,000,000 revolving credit facility with a termination date of June 15, 2012. No amounts were outstanding under this facility at December 31, 2007.

In 2007, the Company, through its wholly-owned subsidiary ITW Finance Europe S.A., issued €750,000,000 of 5.25% Euro notes due October 1, 2014, at 99.874% of face value. The effective interest rate of the notes is 5.27%. The estimated fair value of the notes exceeded the carrying value by approximately $23,410,000 at December 31, 2007.

The Company's debt agreements' financial covenants limit total debt, including guarantees, to 50% of total capitalization. The Company's total debt, including guarantees, was 22% of total capitalization as of December 31, 2007, which was in compliance with these covenants.

Other debt outstanding at December 31, 2007, bears interest at rates ranging from 2.2% to 12.6%, with maturities through the year 2029.

Scheduled maturities of long-term debt for the years ending December 31 are as follows:

IN THOUSANDS	
2009	$ 506,981
2010	6,712
2011	255,836
2012	5,191
2013 and future years	1,114,119
	$1,888,839

In connection with forming joint ventures, the Company has provided debt guarantees of $25,000,000 at December 31, 2007. The Company has recorded liabilities related to these guarantees of $17,000,000 at December 31, 2007.

At December 31, 2007, the Company had open stand-by letters of credit of $152,000,000, substantially all of which expire in 2008.

Other Noncurrent Liabilities at December 31, 2007 and 2006 consisted of the following:

IN THOUSANDS	2007	2006
Postretirement benefit obligation	$ 286,549	$ 374,330
Pension benefit obligation	216,807	254,196
Noncurrent tax reserves	182,601	—
Affordable housing capital obligations	30,483	44,096
Other	348,315	338,956
	$1,064,755	$1,011,578

Commitments and Contingencies—The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, including those involving environmental, product liability (including toxic tort) and general liability claims. *The Company accrues for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.* Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and its experience in contesting, litigating and settling other similar matters. The Company believes resolution of these matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position, liquidity or future operations.

Among the toxic tort cases in which the Company is a defendant, the Company as well as its subsidiaries Hobart Brothers Company and Miller Electric Mfg. Co., have been named, along with numerous other defendants, in lawsuits alleging injury from exposure to welding consumables. The plaintiffs in these suits claim unspecified damages for injuries resulting from the plaintiffs' alleged exposure to asbestos, manganese and/or toxic fumes in connection with the welding process. Based upon the Company's experience in defending these claims, the Company believes that the resolution of these proceedings will not have a material adverse effect on the Company's financial position, liquidity or future operations. The Company has not recorded any significant reserves related to these cases.

The Company has an estimated potential liability for European transfer taxes of up to approximately $42 million plus possible interest and penalties related to legal entity reorganizations. The ultimate resolution of this liability will be dependent upon the determination of whether or not such transfers are deemed to have occurred and whether such taxes are applicable to transfers that occurred outside of Europe. No reserves have been recorded for this matter as of December 31, 2007.

Preferred Stock, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitment to issue its preferred stock.

Common Stock, with a par value of $.01, Additional Paid-In-Capital and Common Stock Held in Treasury transactions during 2007, 2006 and 2005 are shown below. On May 5, 2006, the stockholders approved an amendment to the Restated Certificate of Incorporation changing the number of authorized shares of common stock from 350,000,000 shares to 700,000,000 shares in order to affect a two-for-one split of the Company's common stock, with a distribution date of May 25, 2006, at a rate of one additional share for each common share held by stockholders of record on May 18, 2006.

	COMMON STOCK		ADDITIONAL PAID-IN-CAPITAL	COMMON STOCK HELD IN TREASURY	
IN THOUSANDS EXCEPT SHARES	SHARES	AMOUNT	AMOUNT	SHARES	AMOUNT
Balance, December 31, 2004	311,373,558	$3,114	$978,941	(19,145,194)	$(1,731,378)
During 2005—					
Shares issued for stock options	850,033	8	37,858	—	—
Shares surrendered on exercise of stock options and vesting of restricted stock	(148,642)	(2)	(13,302)	—	—
Stock compensation expense	—	—	64,144	—	—
Tax benefits related to stock options and restricted stock	—	—	12,879	—	—
Restricted stock forfeitures	(31,660)	—	—	—	—
Tax benefits related to defined contribution plans	—	—	2,091	—	—
Repurchases of common stock	—	—	—	(12,084,527)	(1,041,798)
Balance, December 31, 2005	312,043,289	3,120	1,082,611	(31,229,721)	(2,773,176)
During 2006—					
Adjustment to reflect May 2006 stock split	312,043,289	3,151	(3,151)	(31,229,721)	—
Shares issued for stock options	3,096,786	19	85,033	—	—
Shares surrendered on exercise of stock options and vesting of restricted stock	(125,568)	—	(6,082)	—	—
Stock compensation expense	—	—	34,781	—	—
Tax benefits related to stock options and restricted stock	—	—	13,086	—	—
Restricted stock forfeitures	(10,610)	—	—	—	—
Tax benefits related to defined contribution plans	—	—	8,944	—	—
Shares issued for acquisitions	3,853,556	19	163,365	(11,011)	(486)
Repurchases of common stock	—	—	—	(9,680,731)	(446,876)
Balance, December 31, 2006	630,900,742	6,309	1,378,587	(72,151,184)	(3,220,538)
During 2007—					
Retirement of treasury shares	(72,151,184)	(721)	(1,378,587)	72,151,184	3,220,538
Shares issued for stock options	3,768,417	37	116,736	—	—
Shares surrendered on exercise of stock options	(1,950)	—	(108)	—	—
Shares issued for stock grant	6,001		310	—	—
Stock compensation expense	—	—	30,471	—	—
Tax benefits related to stock options	—	—	16,212	—	—
Tax benefits related to defined contribution plans	—	—	9,989	—	—
Repurchases of common stock	—	—	—	(32,425,297)	(1,757,761)
Balance, December 31, 2007	562,522,026	$5,625	$173,610	(32,425,297)	$(1,757,761)
Authorized, December 31, 2007	700,000,000				

On August 20, 2007, the Company's Board of Directors authorized a new stock repurchase program, which provides for the buyback of up to $3,000,000,000 of the Company's common stock over an open-ended period of time. Through December 31, 2007, the Company had repurchased 7,106,028 shares of its common stock for $388,348,000 at an average price of $54.65 per share.

On August 4, 2006, the Company's Board of Directors authorized a stock repurchase program, which provided for the buyback of up to 35,000,000 shares. This program was completed in November 2007.

On April 19, 2004, the Company's Board of Directors authorized a stock repurchase program, which provided for the buyback of up to 31,000,000 shares (on a pre-split basis) and which was completed in 2005.

Cash Dividends declared were $0.98 per share in 2007, $0.75 per share in 2006 and $0.61 per share in 2005. Cash dividends paid were $0.91 per share in 2007, $0.705 per share in 2006 and $0.585 per share in 2005.

Accumulated Other Comprehensive Income—Comprehensive income is defined as the changes in equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by stockholders and distributions to stockholders. The changes in accumulated other comprehensive income during 2007, 2006 and 2005 were as follows:

IN THOUSANDS	2007	2006	2005
Beginning balance	$ 446,639	$ 122,012	$ 413,415
Foreign currency translation adjustments	424,037	495,697	(296,248)
Minimum pension liability, net of tax of $5,683 in 2006 and $(205) in 2005	—	8,967	4,845
Adjustment to initially apply SFAS 158, net of tax of $133,713	—	(180,037)	—
Pension and other postretirement benefits actuarial gains, net of tax of $89,207	167,146	—	—
Amortization of unrecognized pension and other postretirement benefits costs, net of tax of $15,562	10,467	—	—
Pension and other postretirement benefits settlements, curtailments and other, net of tax of $3,586	2,497	—	—
Ending balance	$1,050,786	$ 446,639	$ 122,012

As of December 31, 2007 and 2006, the ending balance of accumulated comprehensive income consisted of cumulative translation adjustment income of $1,071,169,000 and $647,132,000, respectively, and unrecognized pension and other postretirement benefits costs of $20,383,000 and $200,493,000, respectively. The estimated unrecognized benefit cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008 is $235,000 for pension and $5,251,000 for other postretirement benefits.

Stock-Based Compensation—Stock options and restricted stock have been issued to officers and other management employees under ITW's 1996 and 2006 Stock Incentive Plans. The stock options generally vest over a four-year period and have a maturity of ten years from the issuance date. Restricted stock generally vests over a three-year period. Currently, there are no restricted shares granted under the plan that have not vested. On February 9, 2007, the Company granted 6,001 shares of non-restricted Common Stock awards to its non-employee directors. To cover the exercise of vested options and non-restricted Common Stock awards, the Company generally issues new shares from its authorized but unissued share pool. At December 31, 2007, 65,251,366 shares of ITW common stock were reserved for issuance under this plan. Option exercise prices are equal to the common stock fair market value on the date of grant.

The Company records compensation expense for the fair value of stock awards over the remaining service periods of those awards.

The following summarizes the Company's stock-based compensation expense:

IN THOUSANDS	2007	2006	2005
Pretax compensation expense	$ 30,781	$ 34,781	$ 64,144
Tax benefit	(8,803)	(10,310)	(17,588)
Total stock-based compensation recorded as expense, net of tax	$ 21,978	$ 24,471	$ 46,556

The following summarizes stock option activity under the Plan as of December 31, 2007, and changes during the year then ended:

OPTIONS	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM	AGGREGATE INTRINSIC VALUE
Under option, January 1, 2007	20,893,461	$36.07		
Granted	3,707,762	51.61		
Exercised	(3,775,154)	31.03		
Cancelled or expired	(190,274)	44.78		
Under option, December 31, 2007	20,635,795	39.70	5.86 years	$285,582,712
Exercisable, December 31, 2007	14,697,884	36.13	4.77 years	$255,879,107

On February 8, 2008, the Compensation Committee of the Board of Directors approved an option grant of 3,995,750 shares at an exercise price of $48.51 per share. The estimated fair value of the options granted during 2008, 2007 and 2006 were calculated using a binomial option pricing model. The following summarizes the assumptions used in the models:

	2008	2007	2006
Risk-free interest rate	1.9-3.9%	4.7-5.1%	4.5-4.7%
Weighted-average volatility	27.0%	22.0%	23.0%
Dividend yield	1.96%	1.65%	1.3%
Expected years until exercise	7.3-7.9	6.7-7.0	4.2-6.7

Lattice-based option valuation models, such as the binomial option pricing model, incorporate ranges of assumptions for inputs. The risk-free rate of interest for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument over the contractual term of the equity instrument. Expected volatility is based on implied volatility from traded options on the Company's stock and historical volatility of the Company's stock. The Company uses historical data to estimate option exercise timing and employee termination rates within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The ranges presented result from separate groups of employees assumed to exhibit different behavior.

The weighted-average grant-date fair value of options granted during 2008, 2007 and 2006 was $13.32, $14.37 and $11.87 per share, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005, was $86,253,000, $63,255,000 and $36,754,000, respectively. Exercise of options during the years ended December 31, 2007, 2006 and 2005, resulted in cash receipts of $116,665,000, $78,969,000 and $24,563,000, respectively. As of December 31, 2007, there was $60,609,000 of total unrecognized compensation cost related to non-vested equity awards. That cost is expected to be recognized over a weighted-average period of 2.6 years. The total fair value of options vested during the years ended December 31, 2007 and 2006, was $20,841,000 and $35,505,000, respectively.

Segment Information—The Company has approximately 825 operations in 52 countries. During 2007, the Company changed its internal management reporting. These 825 businesses are internally reported as 60 operating segments to senior management. The Company's 60 operating segments have been aggregated into the following eight reportable segments for external purposes: Industrial Packaging; Power Systems & Electronics; Transportation; Construction Products; Food Equipment; Decorative Surfaces; Polymers & Fluids; and All Other.

In 2006 and 2005, the Company's operations were aggregated and organized into the following four segments: Engineered Products—North America; Engineered Products—International; Specialty Systems—North America; and Specialty Systems—International. The segment information provided for 2006 and 2005 has been restated to conform to the new segment presentation.

Industrial Packaging—Steel, plastic and paper products used for bundling, shipping and protecting transported goods.

Power Systems & Electronics—Equipment and consumables associated with specialty power conversion, metallurgy and electronics.

Transportation—Components, fasteners, fluids and polymers for transportation-related applications.

Construction Products—Tools, fasteners and other products for construction applications.

Food Equipment—Commercial food equipment and related service.

Decorative Surfaces—Decorative surfacing materials for countertops, flooring, furniture and other applications.

Polymers & Fluids—Adhesives, sealants, lubrication and cutting fluids, and janitorial and sanitation supplies.

All Other—All other operating segments.

Segment information for 2007, 2006 and 2005 was as follows:

IN THOUSANDS	2007	2006	2005
Operating revenues:			
Industrial Packaging	$ 2,400,832	$ 2,164,822	$ 2,097,903
Power Systems & Electronics	2,245,514	1,847,926	1,492,554
Transportation	2,215,497	1,961,502	1,913,281
Construction Products	2,064,477	1,897,690	1,726,591
Food Equipment	1,930,281	1,520,990	1,483,676
Decorative Surfaces	1,239,190	1,004,003	939,757
Polymers & Fluids	1,001,952	762,230	677,038
All Other	3,119,523	2,699,147	2,258,694
Intersegment revenues	(46,655)	(59,315)	(49,134)
	$16,170,611	$13,798,995	$12,540,360
Operating income:			
Industrial Packaging	$ 301,731	$ 276,789	$ 249,573
Power Systems & Electronics	451,660	408,308	310,856
Transportation	375,853	339,159	325,574
Construction Products	285,860	259,616	262,510
Food Equipment	307,437	281,248	235,390
Decorative Surfaces	155,670	157,152	153,485
Polymers & Fluids	172,065	133,420	115,303
All Other	573,480	529,722	462,539
	$ 2,623,756	$ 2,385,414	$ 2,115,230
Depreciation and amortization and impairment of goodwill and intangible assets:			
Industrial Packaging	$ 62,308	$ 57,868	$ 57,094
Power Systems & Electronics	48,604	37,984	28,739
Transportation	87,330	72,912	74,486
Construction Products	79,636	80,433	57,514
Food Equipment	34,806	27,179	22,578
Decorative Surfaces	29,252	22,729	21,232
Polymers & Fluids	35,914	22,190	19,877
All Other	146,894	122,611	101,554
	$ 524,744	$ 443,906	$ 383,074
Plant and equipment additions:			
Industrial Packaging	$ 59,206	$ 28,129	$ 38,707
Power Systems & Electronics	38,101	29,639	20,707
Transportation	75,524	67,752	52,079
Construction Products	40,141	50,167	56,580
Food Equipment	33,733	22,585	25,478
Decorative Surfaces	20,621	19,533	22,259
Polymers & Fluids	15,849	9,631	7,571
All Other	70,180	73,570	69,721
	$ 353,355	$ 301,006	$ 293,102
Identifiable assets:			
Industrial Packaging	$ 1,865,356	$ 1,695,389	$ 1,465,357
Power Systems & Electronics	1,279,390	1,189,321	748,995
Transportation	1,758,535	1,552,934	1,387,959
Construction Products	1,584,253	1,473,591	1,080,155
Food Equipment	1,084,595	693,903	646,864
Decorative Surfaces	503,295	384,826	367,470
Polymers & Fluids	1,157,439	949,794	794,787
All Other	3,351,980	3,348,231	2,479,308
Corporate	2,941,019	2,592,450	2,474,748
	$15,525,862	$13,880,439	$11,445,643

Identifiable assets by segment are those assets that are specifically used in that segment. Corporate assets are principally cash and equivalents, investments and other general corporate assets.

Enterprise-wide information for 2007, 2006 and 2005 was as follows:

IN THOUSANDS	*2007*	*2006*	*2005*
Operating Revenues by Geographic Region:			
United States	$ 7,229,318	$ 6,913,621	$ 6,753,983
Europe	5,310,681	3,933,405	3,653,959
Asia	1,419,880	1,063,128	810,141
Other North America	1,020,111	932,140	500,453
Australia/New Zealand	728,293	601,384	614,459
Other	462,328	355,317	207,365
	$16,170,611	$13,798,995	$12,540,360

Operating revenues by geographic region are based on the customers' location.

The Company has thousands of product lines within its 825 businesses therefore providing operating revenues by product line is not practicable.

Total noncurrent assets excluding deferred tax assets and financial instruments were $8,842,000,000 and $8,011,000,000 at December 31, 2007 and 2006, respectively. Of these amounts, approximately 53% and 56% was attributed to U.S. operations for 2007 and 2006, respectively. The remaining amounts were attributed to the Company's foreign operations, with no single country accounting for a significant portion.

Quarterly and Common Stock Data

Quarterly Financial Data (Unaudited)

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	MARCH 31 2007	MARCH 31 2006	JUNE 30 2007	JUNE 30 2006	SEPTEMBER 30 2007	SEPTEMBER 30 2006	DECEMBER 31 2007	DECEMBER 31 2006
							THREE MONTHS ENDED	
Operating revenues	$3,716,641	$3,239,187	$4,136,836	$3,515,474	$4,073,004	$3,473,885	$4,244,130	$3,570,449
Cost of revenues	2,413,010	2,075,618	2,657,405	2,244,560	2,625,923	2,244,910	2,758,847	2,321,802
Operating income	568,477	533,650	695,596	652,014	693,948	617,256	665,735	582,494
Net income	402,435	366,530	505,606	465,854	491,088	446,092	470,733	439,270
Net income per share:								
Basic	.72	.65	.91	.82	.89	.79	.87	.78
Diluted	.71	.65	.90	.81	.89	.78	.87	.77

Prior quarterly periods have been restated to reflect discontinued operations.

Common Stock Price and Dividend Data—The common stock of Illinois Tool Works Inc. is listed on the New York Stock Exchange and the Chicago Stock Exchange. Quarterly market price and dividend data for 2007 and 2006 were as shown below:

	MARKET PRICE PER SHARE HIGH	MARKET PRICE PER SHARE LOW	DIVIDENDS DECLARED PER SHARE
2007:			
Fourth quarter	$60.00	$51.41	$ .28
Third quarter	60.00	50.58	.28
Second quarter	56.70	50.51	.21
First quarter	53.65	45.60	.21
2006:			
Fourth quarter	$50.11	$44.32	$ .21
Third quarter	48.00	42.23	.21
Second quarter	53.54	46.31	.165
First quarter	49.38	41.54	.165

The approximate number of holders of record of common stock as of February 1, 2008 was 11,402. This number does not include beneficial owners of the Company's securities held in the name of nominees.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*



$250
200
150
100
50
0
12/02
12/03
12/04
12/05
12/06
12/07
S&P INDUSTRIAL MACHINERY
ILLINOIS TOOL WORKS INC.
S&P 500
S&P INDUSTRIAL CONGLOMERATES

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

Eleven-Year Financial Summary

DOLLARS AND SHARES IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2007	2006	2005
Income:			
Operating revenues	$ 16,170,611	13,798,995	12,540,360
Operating income	$ 2,623,756	2,385,414	2,115,230
Income from continuing operations before income taxes	$ 2,580,979	2,390,982	2,156,241
Income taxes	$ 754,900	710,405	675,806
Income from continuing operations	$ 1,826,079	1,680,577	1,480,435
Income (loss) from discontinued operations (net of tax)	$ 43,783	37,169	14,434
Cumulative effect of changes in accounting principles (net of tax)	$ —	—	—
Net income	$ 1,869,862	1,717,746	1,494,869
Net income per common share—assuming dilution:			
Income from continuing operations	$ 3.28	2.95	2.57
Income (loss) from discontinued operations	$ 0.08	0.07	0.03
Cumulative effect of changes in accounting principle	$ —	—	—
Net income	$ 3.36	3.01	2.60
Financial Position:			
Net working capital	$ 3,205,370	2,569,821	2,110,874
Net plant and equipment	$ 2,194,010	2,053,457	1,807,109
Total assets	$ 15,525,862	13,880,439	11,445,643
Long-term debt	$ 1,888,839	955,610	958,321
Total debt	$ 2,299,351	1,418,331	1,211,220
Total invested capital	$ 10,823,152	9,845,632	8,387,698
Stockholders' equity	$ 9,351,325	9,017,508	7,546,895
Cash Flow:			
Free operating cash flow	$ 2,130,942	1,765,022	1,558,441
Cash dividends paid	$ 502,430	398,846	335,092
Dividends paid per share (excluding Premark)	$ 0.910	0.705	0.585
Dividends declared per share (excluding Premark)	$ 0.980	0.750	0.610
Plant and equipment additions	$ 353,355	301,006	293,102
Depreciation	$ 363,701	319,362	299,232
Amortization and impairment of goodwill and other intangible assets	$ 161,043	124,544	83,842
Financial Ratios:			
Operating income margin	% 16.2	17.3	16.9
Return on operating revenues	% 11.3	12.2	11.8
Return on average stockholders' equity	% 19.9	20.3	19.5
Return on average invested capital	% 18.0	18.3	17.5
Book value per share	$ 17.64	16.14	13.44
Total debt to total capitalization	% 19.7	13.6	13.8
Other Data:			
Market price per share at year-end	$ 53.54	46.19	44.00
Shares outstanding at December 31	530,097	558,750	561,627
Weighted-average shares outstanding	551,549	565,632	571,058
Research and development expenses	$ 203,488	147,206	126,305
Employees at December 31	60,000	55,000	50,000
Number of business units	825	750	700
Number of acquisitions	52	53	22
Cash paid for acquisitions	$ 812,757	1,378,708	626,922

Note: Certain reclassifications of prior years' data have been made to conform with current year reporting, including discontinued operations.



$1.00
0.8
0.6
0.4
0.2
0.0
97 98 99 00 01 02 03 04 05 06 07

DIVIDENDS DECLARED PER SHARE
IN DOLLARS



$60
50
40
30
20
10
0
97 98 99 00 01 02 03 04 05 06 07

MARKET PRICE AT YEAR-END
IN DOLLARS



20%
15
10
5
0
97 98 99 00 01 02 03 04 05 06 07

OPERATING INCOME MARGIN
IN PERCENT



$4
3
2
1
0
97 98 99 00 01 02 03 04 05 06 07

INCOME FROM CONTINUING OPERATIONS
PER DILUTED SHARE
IN DOLLARS

2004	2003	2002	2001	2000	1999	1998	1997
11,336,102	9,662,593	9,063,231	8,911,243	9,153,777	8,538,366	7,623,091	6,916,879
1,905,517	1,493,323	1,379,970	1,187,687	1,454,594	1,276,487	1,200,792	1,022,849
1,980,239	1,556,093	1,407,003	1,196,687	1,460,081	1,318,957	1,249,375	1,061,595
650,101	529,697	493,042	416,688	513,736	497,193	459,591	394,872
1,330,138	1,026,396	913,961	779,999	946,345	821,764	789,784	666,723
8,556	(2,716)	20,521	25,660	11,635	19,348	19,963	24,866
—	—	(221,890)	—	—	—	—	—
1,338,694	1,023,680	712,592	805,659	957,980	841,112	809,747	691,589
2.18	1.66	1.48	1.27	1.55	1.35	1.30	1.09
0.01	0.00	0.03	0.04	0.02	0.03	0.03	0.04
—	—	(0.36)	—	—	—	—	—
2.20	1.66	1.16	1.32	1.57	1.38	1.33	1.14
2,471,227	3,294,299	2,276,401	1,587,332	1,511,451	1,227,570	1,176,163	1,232,862
1,876,875	1,728,638	1,631,249	1,633,690	1,629,883	1,529,455	1,386,455	1,156,306
11,351,934	11,193,321	10,623,101	9,822,349	9,514,847	8,978,329	8,133,424	7,087,775
921,098	920,360	1,460,381	1,267,141	1,549,038	1,360,746	1,208,046	966,628
1,124,621	976,454	1,581,985	1,580,588	1,974,827	1,914,401	1,636,065	1,279,606
8,084,841	7,166,257	7,173,369	7,339,102	7,224,519	6,496,871	5,769,911	4,557,671
7,627,610	7,874,286	6,649,071	6,040,738	5,400,987	4,815,423	4,243,372	3,615,221
1,254,237	1,110,429	1,017,332	1,094,464	809,617	701,386	571,662	558,901
304,581	285,399	272,319	249,141	223,009	183,587	150,934	128,396
0.500	0.465	0.445	0.410	0.370	0.315	0.255	0.215
0.520	0.470	0.450	0.420	0.380	0.330	0.270	0.230
282,560	258,312	271,424	256,562	305,954	317,069	296,530	240,334
294,162	282,277	277,819	281,723	272,660	250,119	226,868	197,178
59,121	24,276	27,933	104,585	118,905	71,540	47,646	39,062
16.8	15.5	15.2	13.3	15.9	15.0	15.8	14.8
11.7	10.6	10.1	8.8	10.3	9.6	10.4	9.6
17.2	14.1	14.4	13.6	18.5	18.1	20.1	19.6
16.9	13.7	12.4	10.6	13.7	13.0	14.7	14.8
13.05	12.76	10.84	9.91	8.93	8.01	7.07	6.04
12.8	11.0	19.2	20.7	26.8	28.4	27.8	26.1
46.34	41.96	32.43	33.86	29.78	33.78	29.00	30.07
584,457	617,273	613,166	609,853	604,897	601,137	600,184	599,082
604,752	614,138	612,313	608,224	603,147	600,316	599,824	599,325
121,655	104,967	99,061	100,311	104,515	103,597	88,191	86,653
49,000	47,500	48,700	52,000	55,300	52,800	48,500	42,900
650	622	603	614	592	488	412	368
24	28	21	29	45	32	36	28
587,783	203,726	188,234	556,199	798,838	805,664	921,629	296,861


25%
20
15
10
5
0
97 98 99 00 01 02 03 04 05 06 07

RETURN ON AVERAGE STOCKHOLDER'S EQUITY IN PERCENT


20%
15
10
5
0
97 98 99 00 01 02 03 04 05 06 07

RETURN ON AVERAGE INVESTED CAPITAL IN PERCENT


$2500
2000
1500
1000
500
0
97 98 99 00 01 02 03 04 05 06 07

FREE OPERATING CASH FLOW IN MILLIONS OF DOLLARS


30%
25
20
15
10
5
0
97 98 99 00 01 02 03 04 05 06 07

TOTAL DEBT TO TOTAL CAPITALIZATION IN PERCENT

Corporate Executives & Directors

CORPORATE EXECUTIVES

David B. Speer
Chairman and Chief Executive Officer
29 Years of Service

Thomas J. Hansen
Vice Chairman
27 Years of Service

Robert E. Brunner
Executive Vice President
27 Years of Service

Russell M. Flaum
Executive Vice President
32 Years of Service

Philip M. Gresh, Jr.
Executive Vice President
18 Years of Service

Craig A. Hindman
Executive Vice President
31 Years of Service

Roland M. Martel
Executive Vice President
14 Years of Service

David C. Parry
Executive Vice President
13 Years of Service

E. Scott Santi
Executive Vice President
25 Years of Service

Juan Valls
Executive Vice President
18 Years of Service

Jane L. Warner
Executive Vice President
2 Years of Service

Hugh J. Zentmyer
Executive Vice President
39 Years of Service

Sharon M. Brady
Senior Vice President, Human Resources
2 Years of Service

Ronald D. Kropp
Senior Vice President and
Chief Financial Officer
14 Years of Service

Allan C. Sutherland
Senior Vice President,
Taxes and Investments
14 Years of Service

James H. Wooten, Jr.
Senior Vice President, General Counsel and
Secretary
20 Years of Service

John L. Brooklier
Vice President, Investor Relations
16 Years of Service

Mark W. Croll
Vice President, Patents and Technology
14 Years of Service

Lee A. Sheridan
Vice President, Research & Development
22 Years of Service

DIRECTORS

William F. Aldinger
President and Chief Executive Officer
Capmark Financial Group Inc.
Director since 1998

Michael J. Birck
Chairman of the Board
Tellabs, Inc.
Director since 1996

Marvin D. Brailsford
Retired Vice President
Kaiser-Hill Company LLC
Director since 1996

Susan Crown
Vice President
Henry Crown and Company
Director since 1994

Don H. Davis, Jr.
Retired Chairman of the Board
Rockwell Automation Inc.
Director since 2000

Robert C. McCormack
Advisory Director
Trident Capital, Inc.
Director since 1993, previously 1978-1987

Robert S. Morrison
Retired Vice Chairman
PepsiCo, Inc.
Director since 2003

Jim Skinner
Vice Chairman and Chief Executive Officer
McDonald's Corporation
Director since 2005

Harold B. Smith
Retired Officer
Illinois Tool Works Inc.
Director since 1968

David B. Speer
Chairman and Chief Executive Officer
Illinois Tool Works Inc.
Director since 2005

Pamela B. Strobel
Retired Executive Vice President
and Chief Administrative Officer
Exelon Corporation
Director since 2008

ITW

Illinois Tool Works Inc.

3600 West Lake Avenue
Glenview, Illinois 60026

Notice of Annual Meeting of Stockholders

Friday, May 2, 2008
3:00 P.M.

The Northern Trust Company
50 South LaSalle Street
Chicago, Illinois 60603

ITW is holding its 2008 Annual Meeting for the following purposes:

1. To elect ten directors for the upcoming year;
2. To reapprove the performance factors and award limit under the Executive Incentive Plan; and
3. To ratify the appointment of Deloitte & Touche LLP as ITW's independent public accountants.

The Board of Directors recommends that you vote FOR each of the director nominees, FOR the reapproval of the performance factors and award limit under the Executive Incentive Plan and FOR the ratification of the appointment of Deloitte & Touche LLP as ITW's independent public accountants for 2008.

Stockholders of record on March 4, 2008 are entitled to vote.

It is important that your shares are represented at the Annual Meeting whether or not you plan to attend. To be certain that your shares are represented, please sign, date and return the enclosed proxy card as soon as possible or vote by telephone or the internet by following the instructions on the proxy card. You may revoke your proxy at any time before it is voted at the Annual Meeting.

Our Annual Report for 2007 is enclosed.

By Order of the Board of Directors,
James H. Wooten, Jr.
Secretary

March 24, 2008

Illinois Tool Works Inc.

Proxy Statement

Table of Contents

You may review and download a copy of ITW's Annual Report on Form 10-K for the year ended December 31, 2007, including schedules, that we filed with the Securities and Exchange Commission by accessing our website, www.itw.com, or you may request a paper copy by writing to: James H. Wooten, Jr., Secretary, Illinois Tool Works Inc., 3600 West Lake Avenue, Glenview, Illinois 60026.

This proxy statement and our Annual Report for 2007 are available at www.proxyvote.com.

This proxy statement and form of proxy are first being sent to stockholders on or about March 24, 2008.

Questions and Answers

Following are questions often asked by stockholders of publicly held companies. We hope that the answers will assist you in casting your vote.

What am I voting on?

We are soliciting your vote on:

1. The election of ten directors for the upcoming year;
2. The reapproval of the performance factors and award limit under the Executive Incentive Plan; and
3. The ratification of the appointment of Deloitte & Touche LLP as our independent public accountants for 2008.

Who may vote?

Stockholders at the close of business on March 4, 2008, the record date, may vote. On that date, there were 524,837,261 shares of ITW common stock outstanding.

How many votes do I have?

Each share of ITW common stock that you own entitles you to one vote.

How do I vote?

You may vote your shares in one of the following four ways:

1.	By mail:	Complete the proxy card and sign, date and return it in the enclosed envelope;
2.	By telephone:	Call the toll-free number on the proxy card, enter the 12-digit control number from the proxy card, and follow the recorded instructions;
3.	By internet:	Go to the website listed on the proxy card, enter the 12-digit control number from the proxy card, and follow the instructions provided; or
4.	In person:	Attend the Annual Meeting, where ballots will be provided.

If you hold your shares through a bank or broker that does not offer telephone or internet voting, please complete and return your proxy card by mail.

How does discretionary voting authority apply?

If you sign, date and return your proxy card, your vote will be cast as you direct. If you do not indicate how you want to vote, you give authority to Marvin D. Brailsford, Susan Crown and Harold B. Smith to vote on the items discussed in these proxy materials and on any other matter that is properly raised at the Annual Meeting. If you do not indicate how you want to vote, your proxy will be voted FOR the election of each director nominee, FOR the reapproval of the performance factors and award limit under the Executive Incentive Plan, FOR the ratification of the appointment of Deloitte & Touche LLP as our independent public accountants and FOR or AGAINST any other properly raised matter at the discretion of Ms. Crown and Messrs. Brailsford and Smith.

May I revoke my proxy?

You may revoke your proxy at any time before it is voted at the Annual Meeting in one of four ways:

1. Notify our Secretary in writing before the Annual Meeting that you wish to revoke your proxy;
2. Submit another proxy with a later date;
3. Vote by telephone or internet after you have given your proxy; or
4. Vote in person at the Annual Meeting.

What does it mean if I receive more than one proxy card?

Your shares are likely registered differently or are in more than one account. You should sign and return all proxy cards to guarantee that all of your shares are voted.

What constitutes a quorum?

The presence, in person or by proxy, of the holders of a majority of ITW shares entitled to vote at the Annual Meeting constitutes a quorum. Your shares will be considered part of the quorum if you return a signed and dated proxy card or if you vote by telephone or internet. Abstentions and broker non-votes are counted as "shares present" at the meeting for purposes of determining if a quorum exists. A broker non-vote occurs when your bank, broker or other holder of record holding shares for you as the beneficial owner submits a proxy that does not indicate a vote as to a proposal because that holder does not have voting authority for that proposal and has not received voting instructions from you.

What vote is required to approve each proposal?

Election of Directors: Each nominee who receives a majority of the votes cast with respect to his or her election will be elected. A majority of the votes cast means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director. Any nominee who fails to receive a majority of the votes cast for re-election is expected to tender his or her resignation in accordance with our Corporate Governance Guidelines as discussed more fully under "Corporate Governance Policies and Practices — Director Election" on page 10. Shares not present at the meeting and shares voting "abstain" have no effect on the election of directors. If you are a beneficial owner, your bank, broker or other holder of record is permitted to vote your shares on the election of directors, even if they do not receive voting instructions from you; therefore, no broker non-votes will occur.

Reapproval of the Performance Factors and Award Limit: A majority of the shares present or represented by proxy and having the power to vote at the Annual Meeting must reapprove the performance factors and award limit under the Executive Incentive Plan. An abstention will have the effect of a vote against the proposal since it is one fewer vote for approval. To the extent there are broker non-votes, they will have no effect since they are not considered shares entitled to vote.

Ratification of the Appointment of Independent Public Accountants: Although we are not required to submit the appointment of our independent public accountants to a vote of stockholders, we believe that it is appropriate to ask that you ratify the appointment. Ratification of the appointment of Deloitte & Touche LLP as ITW's independent public accountants requires the affirmative vote of a majority of the shares present or represented by proxy at the Annual Meeting and entitled to vote. An abstention will have the effect of a vote against the ratification since it is one fewer vote for approval. If you are a beneficial owner, your bank, broker or other holder of record is permitted to vote your shares on this ratification, even if they do not receive voting instructions from you; therefore, no broker non-votes will occur.

How do I submit a stockholder proposal?

To be considered for inclusion in our proxy statement for the May 2009 Annual Meeting, a stockholder proposal must be received no later than November 24, 2008. Your proposal must be in writing and must comply with the proxy rules of the Securities and Exchange Commission ("SEC"). You also may submit a proposal that you do not want included in the proxy statement, but that you want to raise at the May 2009 Annual Meeting. If you submit that proposal after February 7, 2009, then SEC rules permit the individuals named in the proxies solicited by our Board of Directors for that meeting to exercise discretionary voting power as to that proposal. You should send your proposal to our Secretary at our address on the cover of this proxy statement.

How do I nominate a director?

If you wish to nominate an individual for election as a director at the May 2009 Annual Meeting, our Secretary must receive your written nomination by December 31, 2008. Our by-laws require that your nomination include: (1) your name and address; (2) the name, age and home and business addresses of the nominee; (3) the principal occupation or employment of the nominee; (4) the number of shares of ITW stock that the nominee beneficially owns; (5) a statement that the nominee is willing to be nominated and serve as a director; (6) a statement that the nominee will tender his or her resignation in accordance with our Corporate Governance Guidelines; and (7) any other information regarding the nominee that would be required by the SEC to be included in a proxy statement had our Board of Directors nominated that individual. Any nomination that you make must be approved by our Corporate Governance and Nominating Committee, as well as by our Board of Directors.

Who pays to prepare, mail and solicit the proxies?

We will pay all of the costs of preparing and mailing this proxy statement and soliciting these proxies. We will ask brokers, dealers, banks, voting trustees and other nominees and fiduciaries to forward the proxy materials and our Annual Report to the beneficial owners of ITW common stock. Upon request, we will reimburse them for their reasonable expenses. In addition to mailing proxy materials, our officers, directors and employees may solicit proxies in person, by telephone or otherwise.

Election of Directors

Stockholders are being asked to elect ten directors at the Annual Meeting. The individuals listed below have been nominated by the Board of Directors as recommended by the Corporate Governance and Nominating Committee. Each director will serve until the May 2009 Annual Meeting, until a qualified successor director has been elected, or until he or she resigns or is removed. After 12 years of distinguished service, Michael J. Birck is retiring from the Board as of the date of the Annual Meeting and is not standing for re-election.

We will vote your shares as you specify on the enclosed proxy card, by telephone or by internet. If you do not specify how you want your shares voted, we will vote them FOR the election of all the nominees listed below. If unforeseen circumstances (such as death or disability) make it necessary for the Board of Directors to substitute another person for any of the nominees, we will vote your shares FOR that other person. The Board of Directors does not anticipate that any nominee will be unable to serve. The nominees have provided the following information about themselves:



William F. Aldinger, 60, has served as President, Chief Executive Officer and Director of Capmark Financial Group Inc., a commercial real estate finance company, since June 2006. Mr. Aldinger retired as the Chairman and Chief Executive Officer of HSBC Finance Corporation (formerly Household International, Inc.), a consumer finance company, in April 2005, a position he held since 1994. He also retired as Chairman and Chief Executive Officer of its parent company, HSBC North America Holdings Inc., a position he held since December 2003. He serves on the boards of AT&T Inc., KKR Financial Corp. and The Charles Schwab Corporation. Mr. Aldinger has served as a director of ITW since 1998.



Marvin D. Brailsford, 69, retired as Vice President of Kaiser-Hill Company LLC, a construction and environmental services company, in June 2002, a position he had held since September 1996. Prior to his employment with Kaiser-Hill, he served with the United States Army for 33 years, retiring with the rank of Lieutenant General. He is a director of Conn's, Inc. Gen. Brailsford has served as a director of ITW since 1996.



Susan Crown, 49, has served as Vice President of Henry Crown and Company, a business with diversified investments, since 1984. She is a director of Northern Trust Corporation and its subsidiary, The Northern Trust Company. Ms. Crown has served as a director of ITW since 1994.



Don H. Davis, Jr., 68, retired as Chairman of the Board of Rockwell Automation, Inc., a leading global provider of industrial automation power, control and information products and services, in February 2005, a position he had held since 1998. From 1997 to 2004, he also served as Rockwell's Chief Executive Officer. He is a director of Journal Communications, Inc. Mr. Davis has served as a director of ITW since 2000.



Robert C. McCormack, 68, is an Advisory Director of Trident Capital, Inc., a venture capital firm, and was a Partner of Trident from 1993 to the end of 2004. From 1987 to 1993, Mr. McCormack served successively as Deputy Under Secretary of Defense and Assistant Secretary of the Navy (Finance and Comptroller). He is a director of DeVry Inc., MeadWestvaco Corporation and Northern Trust Corporation and its subsidiary, The Northern Trust Company. Mr. McCormack has served as a director of ITW since 1993, and previously served as a director of ITW from 1978 through 1987.



Robert S. Morrison, 65, retired as Vice Chairman of PepsiCo, Inc., a beverage and food products company, having served in that position from 2001 to 2003. From 1997 to 2001, prior to its merger with PepsiCo, he was Chairman, President and Chief Executive Officer of The Quaker Oats Company. He also served as interim Chairman and Chief Executive Officer of 3M Co. from June to December 2005. Mr. Morrison is a director of 3M and Aon Corporation. Mr. Morrison has served as a director of ITW since 2003.



James A. Skinner, 63, has served as Vice Chairman of McDonald's Corporation, a restaurant chain, since 2003 and Chief Executive Officer since November 2004, previously serving as President and Chief Operating Officer of McDonald's Restaurant Group from February 2002 to December 2002; President and Chief Operating Officer of McDonald's Europe, Asia/Pacific, Middle East and Africa from 2001 to 2002; and President of McDonald's-Europe from 1997 to 2001. He is a director of Walgreen Co. and McDonald's Corporation. Mr. Skinner has served as a director of ITW since 2005.



Harold B. Smith, 74, is a retired officer of ITW and is a director of W.W. Grainger Inc., Northern Trust Corporation and its subsidiary, The Northern Trust Company. Mr. Smith has served as a director of ITW since 1968.



David B. Speer, 56, has served as Chairman of ITW since May 2006 and as Chief Executive Officer of ITW since August 2005 and was President from August 2004 to May 2006, previously serving as Executive Vice President from 1995 to August 2004. Mr. Speer has 29 years of service with ITW. He is a director of Rockwell Automation, Inc. Mr. Speer has served as a director of ITW since 2005.



Pamela B. Strobel, 55, retired as Executive Vice President and Chief Administrative Officer of Exelon Corporation and President of Exelon Business Services Company, an electric and gas utility company, in October 2005, a position she had held since 2003, previously serving as Chairman and Chief Executive Officer of Exelon Energy Delivery from 2000 to 2003. Prior to her employment with Exelon, and prior to the merger of PECO Energy Company and Unicom Corporation, she served as Executive Vice President of Unicom and its chief subsidiary, ComEd. She is a director of Domtar Corporation and State Farm Mutual Automobile Insurance Company. Ms. Strobel was elected as a director of ITW in February 2008.

Board of Directors and Its Committees

ITW's Board of Directors met six times during 2007. In addition to meetings of the full Board, directors attended meetings of Board committees. Non-employee directors, all of whom are independent, met four times in regularly scheduled executive sessions. The Chairmen of each of the Board of Directors' standing committees rotate as the Chairman of executive sessions of the independent directors. The Board of Directors has standing audit, compensation, corporate governance and nominating, and finance committees. Under the terms of their charters, each member of the audit, compensation, and corporate governance and nominating committees must meet applicable New York Stock Exchange ("NYSE") and SEC independence requirements. ITW encourages its directors to attend all Board and committee meetings and the Annual Meeting of Stockholders. In 2007, all of the directors attended at least 75% of the meetings of the Board and the committees on which they serve, and all of the directors attended the 2007 Annual Meeting of Stockholders.

Audit Committee

Meetings in 2007:	4
Members:	Michael J. Birck (Chairman)
	Marvin D. Brailsford
	Don H. Davis, Jr.
	Robert C. McCormack
	James A. Skinner

The Audit Committee is responsible for the engagement of our independent public accountants and assists the Board with respect to matters involving and overseeing: accounting, financial reporting and internal audit functions. The Committee also is responsible for the integrity of ITW's financial statements; compliance with legal and regulatory requirements; the independence and performance of ITW's independent public accountants; and the performance of ITW's internal audit function. Additional information on the Committee and its activities is set forth in the "Audit Committee Report" on page 38.

Compensation Committee

Meetings in 2007:	4
Members:	William F. Aldinger (Chairman)
	Susan Crown
	Robert S. Morrison
	James A. Skinner

The Compensation Committee establishes and oversees executive and director compensation policies, including issues relating to pay and performance, targeted positioning and pay mix. The Compensation Committee recommends to the other independent directors compensation for the Chief Executive Officer, reviews and approves the Chief Executive Officer's recommendations regarding the compensation of our other executive officers, and makes recommendations regarding new incentive compensation and equity-based plans or amendments.

Under its charter, the Compensation Committee may retain an independent compensation consultant or other advisors. However, the Compensation Committee has not entered into any consulting agreement or requested that an independent consultant attend Committee meetings or specifically advise the Compensation Committee with respect to ITW's compensation programs. On a limited basis, ITW management has engaged Hewitt Associates LLC to provide competitive market data (including information with respect to ITW's peer group companies). From time to time, the Compensation Committee reviews the materials provided by Hewitt Associates LLC to management.

Additional information on the Compensation Committee and the role of management in setting compensation is provided in the "Compensation Discussion and Analysis" on page 16.

Corporate Governance and Nominating Committee

Meetings in 2007:	2
Members:	Marvin D. Brailsford (Chairman)
	Susan Crown
	Don H. Davis, Jr.
	Robert S. Morrison
	James A. Skinner

The Corporate Governance and Nominating Committee identifies, evaluates and recommends director candidates; develops, administers and recommends corporate governance guidelines; oversees the evaluation of the Board and management; and makes recommendations as to Board committees and Board size.

Finance Committee

Meetings in 2007:	2
Members:	Robert C. McCormack (Chairman)
	William F. Aldinger
	Don H. Davis, Jr.
	Robert S. Morrison
	Harold B. Smith

The Finance Committee reviews, evaluates and recommends to the Board management's proposals relating to ITW's financing, investment portfolio, real estate investments, and the investment of assets associated with funded U.S. benefit plans and the risks associated with non-U.S. benefit plans.

Corporate Governance Policies and Practices

General

We have long believed that good corporate governance is important to assure that ITW is managed for the long-term benefit of its stockholders. In that regard, we continuously review our corporate governance policies and practices not only for compliance with the provisions of the Sarbanes-Oxley Act of 2002, the rules and regulations of the SEC, and the listing standards of the NYSE, but also for good corporate governance principles.

Our Board of Directors has adopted and annually reviews charters for our Audit, Compensation, and Corporate Governance and Nominating Committees. We maintain a corporate governance section on our website that includes the charters of these committees, ITW's Corporate Governance Guidelines, ITW's Statement of Principles of Conduct (our code of business conduct and ethics for directors, officers and employees) and ITW's Code of Ethics for the Chief Executive Officer and key financial and accounting personnel. In addition, we will promptly post any amendments to or waivers of the Code of Ethics on our website. You can find this and other corporate governance information at **www.itw.com**. We also will provide copies of this information upon request.

Communications with Directors

Stockholders and other interested parties may communicate with any of our directors or with the independent directors as a group by sending an e-mail to **independentdirectors@itw.com** or by writing to the Independent Directors c/o the Corporate Secretary at our address on the cover of this proxy statement.

Board Independence

Our Board conducts an annual review as to whether each of our directors meets the applicable independence standards of the NYSE. In accordance with the NYSE listing standards, our Board of Directors has adopted categorical standards for director independence. A copy of ITW's Categorical Standards for Director Independence is attached as Appendix A. A director will not be considered independent unless the Board of Directors determines that the director has no material relationship with ITW (directly or as a partner, stockholder or officer of an organization that has a relationship with ITW).

The Board has determined that each of the current directors standing for re-election, except David B. Speer, has no material relationship with ITW other than as a director and is independent within the meaning of ITW's Categorical Standards for Director Independence and the listing standards of the NYSE. In making its independence determinations, the Board of Directors has broadly considered all relevant facts and circumstances including that: (1) Mr. Aldinger serves as a director of a company with which we conduct business; (2) Ms. Crown and Messrs. McCormack and Smith serve as directors of Northern Trust Corporation and its subsidiary, The Northern Trust Company, with which ITW has a commercial banking relationship as described under "Ownership of ITW Stock — Other Principal Stockholders" on page 15; (3) Ms. Crown has an indirect interest in a company with which we conduct business; and (4) Ms. Strobel serves as a director of a company with which we conduct business. The Board has concluded that these relationships do not impair the independence of the directors.

Director Candidates

Our by-laws permit stockholders to nominate directors for consideration at an annual stockholder meeting. The policy of the Corporate Governance and Nominating Committee is to consider a properly submitted stockholder nomination for election as director. For a description of the process for submitting a director candidate in accordance with ITW's by-laws, see "Questions and Answers — How do I nominate a director?" on page 3.

Our directors play a critical role in guiding ITW's strategic direction and oversee the management of ITW. Board candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of our stockholders, and personal integrity and judgment. In addition, directors must have time available to devote to Board activities and to enhance their knowledge of the global manufacturing environment. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their duties and responsibilities to ITW.

The Corporate Governance and Nominating Committee, or other members of the Board of Directors, may identify a need to add new members to the Board of Directors with specific criteria or simply to fill a vacancy on the Board. At that time the Corporate Governance and Nominating Committee would initiate a search, seeking input from Board members and senior management and, to the extent it deems appropriate, engaging a search firm. An initial qualified candidate or a slate of qualified candidates would be identified and presented to the Committee for its evaluation and approval. The Committee would then seek full Board endorsement of the selected candidate(s).

Assuming that a properly submitted stockholder recommendation for a director candidate has been received, the Corporate Governance and Nominating Committee will evaluate that candidate by following substantially the same process, and applying substantially the same criteria, as for candidates submitted by other sources, but the Committee has no obligation to recommend that candidate for nomination.

Director Election

At its February 2008 meeting, the Board of Directors amended our by-laws to provide for the election of directors in uncontested elections by majority vote in lieu of the plurality standard that had previously applied. Under this majority vote standard, each director must be elected by a majority of the votes cast with respect to that director. For this purpose, a majority of the votes cast means that the number of shares voted "for" a director exceeds the number of shares voted "against" that director. In a contested election, directors will be elected by a plurality of the votes represented in person or by proxy at the meeting. An election is contested if the number of nominees exceeds the number of directors to be elected. Whether an election is contested or not is determined ten days in advance of when we file our definitive proxy statement with the SEC. This year's election is uncontested, and the majority vote standard will apply.

If a nominee who is serving as a director is not elected at the Annual Meeting, Delaware law provides that the director would continue to serve on the Board as a "holdover director" until his or her successor is elected. Our Corporate Governance Guidelines, however, require any nominee for director who fails to receive a majority of the votes cast for his or her election to tender his or her resignation. The Corporate Governance and Nominating Committee of the Board will consider the resignation and recommend to the Board whether to accept or reject it. In considering the resignation, the Committee will take into account such factors as any stated reasons why stockholders voted against the election of the director, the length of service and qualifications of the director, the director's contributions to ITW and our Corporate Governance Guidelines. The Board will consider the Committee's recommendation, but no director who failed to receive a majority of the votes cast will participate. We will disclose the results within 90 days of the Annual Meeting. At the 2007 Annual Meeting, each director received a majority of the votes cast for his or her election.

Director Compensation

Annual Retainer and Chair Fees

The annual retainer for non-employee directors is $135,000, and the annual fee for committee chairs is an additional $5,000, except for the Audit Committee chair, whose annual fee is $15,000. Non-employee directors are given the opportunity to elect annually to receive all or a portion of their annual retainer and chair fees in an equivalent value of ITW common stock pursuant to our Stock Incentive Plan. The number of ITW shares to be issued to a director is determined by dividing the dollar amount of the fee subject to the election by the fair market value of ITW common stock on the date the fee otherwise would have been paid in cash.

Directors' Deferred Fee Plan

Non-employee directors can defer receipt of all or a portion of their annual retainer and chair fees until retirement or resignation. Deferred fee amounts are credited with interest quarterly at current rates. A director can also elect to defer receipt of the ITW common stock received in lieu of a cash payment, in which case the deferred shares are credited as stock units to an account in the director's name. The account receives additional credit for cash dividends and is adjusted for stock dividends, splits, combinations or other changes in ITW common stock upon retirement, resignation or a corporate change (as defined in the Stock Incentive Plan), with any fractional shares paid in cash.

ITW Common Stock

In 1995, the stockholders approved a plan whereby a portion of each non-employee director's compensation may include the periodic grant of restricted ITW common stock, thereby directly linking another element of director compensation with ITW's long-term performance. ITW last granted restricted shares under the plan in February 2004. Currently, there are no restricted shares granted under the plan that have not vested. ITW intends to continue to grant stock to each non-employee director under the Stock Incentive Plan. Effective January 1, 2007, non-employee directors will receive an annual stock grant equivalent in value to approximately $30,000, except that in 2007 Mr. Skinner, who had not received a prior grant, received a stock grant equivalent in value to approximately $69,796. On February 8, 2008, each non-employee director was granted 618 shares of stock.

Phantom ITW Stock

To tie a further portion of their compensation to our long-term performance, non-employee directors of ITW are awarded 1,000 units of phantom stock upon first becoming a director. The value of each unit equals the market value of one share of ITW common stock. Additional units are credited to a director's phantom stock account in an amount equivalent to cash dividends paid on ITW stock. Accounts are adjusted for stock dividends, stock splits, combinations or similar changes. A director is eligible for a cash distribution from his or her account at retirement or upon approved resignation. When phantom stock is awarded, directors elect to receive the distribution in either a lump sum or in up to ten annual installments. Directors receive the value of their phantom stock accounts immediately upon a change of control.

Director Compensation in Fiscal Year 2007

The following table summarizes the compensation for our directors who served during 2007.

Name(1)	Fees Earned or Paid in Cash ($)(2)(3)	Stock Awards ($)(4)	Total ($)
William F. Aldinger	$140,000	$29,980	$169,980
Michael J. Birck	$150,000	$29,980	$179,980
Marvin D. Brailsford	$140,000	$29,980	$169,980
Susan Crown	$135,000	$29,980	$164,980
Don H. Davis, Jr.	$135,000	$29,980	$164,980
Robert C. McCormack	$140,000	$29,980	$169,980
Robert S. Morrison	$135,000	$29,980	$164,980
James A. Skinner	$135,000	$69,815	$204,815
Harold B. Smith	$140,000	$29,980	$169,980

(1) David B. Speer is not included in this table since he does not receive any compensation for his service as a director.

(2) The following directors elected to convert fees earned in 2007 to shares of ITW common stock and to defer receipt of those shares:

Name	Fees Deferred in 2007	Number of Shares
William F. Aldinger	$140,000	2,563
Michael J. Birck	$150,000	2,752
Don H. Davis, Jr.	$135,000	2,477
Robert S. Morrison	$135,000	2,477
James A. Skinner	$135,000	2,477

(3) In addition to $135,000 annual retainer, includes committee chair fees ($5,000 for Mr. Aldinger; $15,000 for Mr. Birck; $5,000 for Mr. Brailsford; $5,000 for Mr. McCormack; and $5,000 for Mr. Smith).

(4) In 2007, each director received an annual stock grant of 581 shares equivalent in value to approximately $30,000, except Mr. Skinner, who did not receive a prior grant, received 1,353 shares equivalent in value to approximately $69,796. In addition, as of December 31, 2007, the directors' phantom stock accounts had phantom stock unit balances as follows: Mr. Aldinger, 2,255; Mr. Birck, 4,603; Mr. Brailsford, 4,591; Ms. Crown, 4,641; Mr. Davis, 2,221; Mr. McCormack, 4,641; Mr. Morrison, 2,132 and Mr. Skinner, 2,073.

Ownership of ITW Stock

Directors and Executive Officers

The following table shows how much ITW common stock the directors, the named executive officers, and all directors and executive officers as a group beneficially owned as of December 31, 2007. The "named executive officers" are our Chief Executive Officer, our Chief Financial Officer, and the next three most highly compensated executive officers who were serving at the end of the last fiscal year (based on total compensation, less the increase in pension value and nonqualified deferred compensation earnings). The "percent of class" calculation is based on 530,096,729 shares of ITW common stock outstanding as of December 31, 2007.

Beneficial ownership is a technical term broadly defined by the SEC to mean more than ownership in the usual sense. In general, beneficial ownership includes any shares a director or executive officer can vote or transfer and stock options that are exercisable currently or that become exercisable within 60 days. Except as otherwise noted, the stockholders named in this table have sole voting and investment power for all shares shown as beneficially owned by them.

The number of the directors' phantom stock units disclosed in the table represents an equivalent number of shares of ITW common stock as of December 31, 2007. Phantom stock units are not transferable and have no voting rights. The units are not included in the "percent of class" calculation.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Phantom Stock Units	Percent of Class
Directors (other than Executive Officers)			
William F. Aldinger	25,712(1)	2,255	*
Michael J. Birck	34,628	4,603	*
Marvin D. Brailsford	13,631	4,591	*
Susan Crown	25,581(2)	4,641	*
Don H. Davis, Jr.	20,450	2,221	*
Robert C. McCormack	18,620,694(3)	4,641	3.5%
Robert S. Morrison	52,669	2,132	*
James A. Skinner	5,848	2,073	*
Harold B. Smith	53,786,747(4)	—	10.1%
Pamela B. Strobel	—(5)	—	*
Named Executive Officers			
David B. Speer	973,822(6)	—	*
Ronald D. Kropp	81,772(7)	—	*
Thomas J. Hansen	505,230(8)	—	*
Russell M. Flaum	596,655(9)	—	*
Hugh J. Zentmyer	394,849(10)	—	*
		—	*
Directors and Executive Officers as a Group (27 Persons)	57,801,097(11)	27,157	10.9%

* Less than 1%

(1) Includes (a) 6,000 shares owned by a charitable foundation of which Mr. Aldinger is an officer and a director; and (b) 200 shares owned by Mr. Aldinger's spouse, as to which he disclaims beneficial ownership.

(2) Includes (a) 4,000 shares owned by Ms. Crown's spouse, as to which she disclaims beneficial ownership; and (b) 4,000 shares held in trusts of which Ms. Crown's children are beneficiaries, as to which she disclaims beneficial ownership.

(3) Includes (a) 800 shares owned in a trust, as to which Mr. McCormack shares voting and investment power with The Northern Trust Company; (b) 18,219,028 shares owned in twelve trusts, as to which Messrs. McCormack and Smith, one other individual, and The Northern Trust Company are trustees and share voting and investment power (4,858,914 of these shares are pledged to secure lines of credit, which were undrawn as of December 31, 2007); (c) 12,550 shares owned in a limited partnership in which Mr. McCormack owns 99% of the limited partnership units; and (d) 381,535 shares owned in a limited partnership, as to which Messrs. McCormack and Smith and The Northern Trust Company are co-trustees of the four trusts that hold 100% of the limited partnership units.

(4) Includes (a) 31,670,804 shares owned in eleven trusts and one limited liability company as to which Mr. Smith shares voting and investment power with The Northern Trust Company and others; (b) 2,656,102 shares owned in ten trusts as to which Mr. Smith shares voting and investment power; (c) 18,219,028 shares owned in twelve trusts as to which Messrs. Smith and McCormack and The Northern Trust Company are trustees and share voting and investment power; (d) 793,081 shares owned in a revocable trust; (e) 65,616 shares owned by a charitable foundation of which Mr. Smith is a director; and (f) 381,535 shares owned in a limited partnership, as to which Messrs. Smith and McCormack, one other individual, and The Northern Trust Company are co-trustees of the four trusts that hold 100% of the limited partnership units. Mr. Smith's address is c/o Corporate Secretary, Illinois Tool Works Inc., 3600 West Lake Avenue, Glenview, Illinois 60026.

(5) Ms. Strobel was elected as a director on February 8, 2008 and did not own any ITW common stock as of December 31, 2007.

(6) Includes (a) 1,815 shares allocated to Mr. Speer's account in the ITW Savings and Investment Plan; and (b) 915,000 shares covered by options exercisable within 60 days.

(7) Includes (a) 2,433 shares allocated to Mr. Kropp's account in the ITW Savings and Investment Plan; and (b) 75,500 shares covered by options exercisable within 60 days.

(8) Includes 483,500 shares covered by options exercisable within 60 days.

(9) Includes (a) 3,885 shares allocated to Mr. Flaum's account in the ITW Savings and Investment Plan; and (b) 500,000 shares covered by options exercisable within 60 days.

(10) Includes (a) 9,199 shares owned in a revocable trust; (b) 22,028 shares owned by Mr. Zentmyer's spouse in a trust, as to which he disclaims beneficial ownership; (c) 650 shares held in a trust of which Mr. Zentmyer's brother is the beneficiary and as to which he disclaims beneficial ownership; (d) 16,272 shares allocated to Mr. Zentmyer's account in the ITW Savings and Investment Plan; and (e) 340,000 shares covered by options exercisable within 60 days.

(11) Includes 3,464,490 shares covered by options exercisable within 60 days and 4,900,381 shares pledged as security.

Other Principal Stockholders

This table shows, as of December 31, 2007, the only stockholders other than a director that we know to be a beneficial owner of more than 5% of ITW common stock. We maintain a commercial banking relationship with The Northern Trust Company and its wholly owned subsidiaries. The Northern Trust Company is a wholly owned subsidiary of Northern Trust Corporation. Susan Crown, Robert C. McCormack and Harold B. Smith, directors of ITW, are also directors of Northern Trust Corporation and The Northern Trust Company. The commercial banking relationship between ITW and The Northern Trust Company may involve, but is not strictly limited to, the following services: creating and maintaining deposit accounts, credit services, investment banking services, payment and collection services, trade services, credit enhancement or payment guaranty, acting as agent or fiduciary, consulting services, risk management services, and broker dealer services. In addition, The Northern Trust Company serves as the trustee under ITW's principal pension plans. The banking and trustee relationships with The Northern Trust Company are conducted in the ordinary course of business on an arms-length basis. Banking, investment management, trustee and other administrative fees paid to The Northern Trust Company by ITW were approximately $2.1 million in 2007.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Class
The Northern Trust Company 50 South LaSalle Street Chicago, IL 60675	67,647,444(1)	12.4%
Capital World Investors 333 South Hope Street Los Angeles, CA 90071	31,918,000(2)	5.9%
UBS AG Bahnhofstrasse 45 P.O. Box CH-8021 Zurich, Switzerland	31,609,890(3)	5.8%
Barrow, Hanley, Mewhinney & Strauss, Inc. 2200 Ross Avenue, 31st Floor Dallas, TX 75201	28,694,201(4)	5.3%

(1) The Northern Trust Company and its affiliates act as sole fiduciary or co-fiduciary of trusts and other fiduciary accounts that own an aggregate of 67,647,444 shares. They have sole voting power with respect to 19,244,480 shares and share voting power with respect to 46,344,283 shares. They have sole investment power with respect to 7,506,218 shares and share investment power with respect to 50,250,950 shares. In addition, The Northern Trust Company holds in other accounts, but does not beneficially own, 34,637,877 shares, resulting in aggregate holdings by The Northern Trust Company of 102,285,521 shares, or 19.3%. This information was provided in a Schedule 13G filed with the SEC on February 13, 2008.

(2) Capital World Investors, an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, and a division of Capital Research and Management Company ("CRMC"), is deemed to be the beneficial owner of these shares as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. It has sole voting power with respect to 4,432,200 shares and shares voting power with respect to none of the shares. It has sole dispositive power with respect to all of the shares. This information was provided in a Schedule 13G filed with the SEC on February 11, 2008.

(3) UBS Global Asset Management (Americas), Inc. ("UBS Global"), an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, and certain of its subsidiaries and affiliates are deemed to be the beneficial owners of these shares. UBS Global has sole voting power with respect to 27,938,845 shares and shares voting power with respect to none of the shares. It has shared dispositive power with respect to all of the shares. UBS AG, classified as a bank pursuant to no action relief granted by the staff of the SEC, is the parent holding company of UBS Global. UBS AG has disclaimed beneficial ownership of these shares. This information was provided in a Schedule 13G filed with the SEC on February 11, 2008 by UBS AG (for the benefit and on behalf of its Global Asset Management business group).

(4) Barrow, Hanley, Mewhinney & Strauss, Inc., an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, owns an aggregate of 28,694,201 shares. It has sole voting power with respect to 7,827,921 shares and shares voting power with respect to 20,866,280 shares. It has sole dispositive power with respect to all of the shares. This information was provided in a Schedule 13G filed with the SEC on February 13, 2008.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that ITW's executive officers, directors and greater than 10% stockholders file reports of ownership and changes of ownership of ITW common stock with the SEC and the NYSE. Based on a review of copies of these reports provided to us during fiscal 2007 and written representations from executive officers and directors, we believe that all filing requirements were met during 2007, except that Russell Flaum was inadvertently late in filing one Form 4 reporting two transactions and E. Scott Santi was inadvertently late in filing one Form 4 reporting five transactions.

Compensation Discussion and Analysis

Introduction

ITW emphasizes a total compensation approach in establishing individual executive compensation levels, with each element of compensation serving a specific purpose. ITW's compensation program consists primarily of short-term cash compensation (base salaries and annual cash incentives), longer-term equity compensation (stock options), and retirement benefits. ITW retains the flexibility to recognize and reward superior company, business unit and individual performance by differentiating the cash incentive and equity awards made to individual executives. In the course of 2007, we undertook a comprehensive review of our compensation program for senior management with the objective of confirming our approach to delivering total compensation. We focused on establishing compensation structures and the relative weightings for base salary, annual cash incentives, and longer-term incentives in delivering levels of total compensation that meet the objectives of being both performance based and market competitive.

In making its executive compensation decisions and recommendations, the Compensation Committee is guided by the following factors:

- Our compensation philosophy.
- Compensation comparisons from a peer group of diversified multinational industrial companies.
- Management's contribution to our short-term and long-term growth.

Compensation Philosophy

Our compensation philosophy is reflective of our overall operating philosophy and management structure and is intended to:

- Provide employees with a competitive pay arrangement.
- Target base salaries at market, which would be median or 50th percentile.
- Drive pay for performance through a competitive short-term incentive cash bonus program, which links pay primarily to business unit performance and individualized objectives.
- Reward long-term performance and provide for capital accumulation through awards of stock options or stock grants.

Peer Companies

We have selected a group of comparable companies to benchmark executive pay, providing competitive market data references to be used in establishing and recommending each element of compensation. This group was selected using the following criteria:

- Size as measured by revenue — generally not less than 1/3 or more than 3 times ITW's annual revenue.
- Similar-type businesses — multinational, diversified and industrial.
- Top quartile performance related to revenue growth, earnings growth, earnings per share growth and return on invested capital.
- Companies with which we compete for stockholders, business and talent.

For 2007, the 18 companies comprising the peer group were:

3M	Eaton Corporation	Masco Corporation
Caterpillar Inc.	Emerson Electric Company	Parker Hannifin Corporation
Cooper Industries Ltd.	Honeywell International Inc.	Textron Inc.
Danaher Corporation	Ingersoll-Rand Company Ltd.	TRW Automotive Holdings Corporation
Deere & Company	ITT Corporation	Tyco International Ltd.
Dover Corporation	Johnson Controls, Inc.	United Technologies Corporation

The nature of ITW's highly decentralized and diverse lines of business presents challenges in identifying similar organizations for comparison purposes, however, we believe that the peer group selected provides relevant comparisons.

Management's Contributions to Our Growth

ITW's management structure is decentralized and puts emphasis on line management. This structure allows us to give unusually substantial operating authority to executive officers and is an important element in developing and retaining our senior managers and in creating high job satisfaction. The general managers of our businesses are empowered to make the decisions necessary to serve their customers and grow their businesses and are accountable for their business unit's results. Our executive management's role is to ensure that these decisions are carried out in accordance with our values, principles and expectations for the near and long term and, are in general, in the best interests of our stockholders.

Use of Discretion in Setting Compensation

ITW's compensation programs recognize the importance of ensuring that discretion as related to market conditions and both individual and business unit performance is provided to the Chief Executive Officer (the "CEO") and Compensation Committee in determining compensation levels and awards. In setting base salaries and annual cash incentive award maximums, and in determining grants of stock options, the CEO and Compensation Committee use judgment to align compensation with respect to both external data and an internal comparison of individual responsibilities, potential and achievement.

Compensation Decisions and Individual Compensation Levels

There are no material differences in the policies and decision processes used in setting compensation for the CEO and the other named executive officers. However, the different levels of compensation for the named executive officers as shown in the Summary Compensation Table of this proxy statement reflect internal factors such as each executive's scope of responsibility, impact on profitable growth, and breadth of experience, as well as external market data from the peer companies. On an annual basis, the CEO reviews the total compensation of senior executives and makes recommendations to the Compensation Committee based on the peer company compensation information and his assessment of each executive's individual performance. The Compensation Committee makes recommendations to the independent directors regarding the CEO's compensation based on an assessment of the CEO's performance and information relative to compensation of CEOs of the peer companies. The Compensation Committee believes that it is appropriate to benchmark total compensation for the CEO to the levels of base salary, annual incentive, and longer-term incentives being provided to CEOs of comparable multinational and diversified industrial organizations, as previously described under "Peer Companies."

Base Salary

In determining base salary, the CEO and the Compensation Committee consider the size and scope of the executives' responsibilities and the median base salary of similar positions at our peer companies, as well as the executive officers' past experience, performance and future potential. Using the median as a general reference provides an appropriate base salary that encourages solid performance year after year. Base salaries are reviewed annually and adjustments are intended to recognize an executive officer's performance and contributions over the prior year, as well as any significant changes in duties or scope of responsibility. Adjustments to base salary also take into account peer group information and how base salary factors into achieving levels of total compensation.

The 2007 compensation program review followed the Compensation Committee's approval in December 2006 of base salary increases that became effective during the course of 2007 on the respective anniversary dates for the CEO and for the other named executive officers. As part of the review, we moved to a common review date of January for base salary and incentive compensation opportunity changes for our senior executive officers. This process allows the Compensation Committee and the CEO to review base compensation and discuss recommended changes in December considering individual contributions to overall financial and operating results for the year and to set objectives for the upcoming year.

In December 2007, the Compensation Committee noted that the 2007 base salary for the CEO and the base salaries for the other named executive officers were below the median of the peer group comparisons and approved base salary adjustments that would become effective January 2008. These salary adjustments brought the base salaries of these executive officers closer to the median levels.

The 2007 calendar year compensation for the named executive officers is disclosed in the Summary Compensation Table on page 25 of this proxy statement.

Annual Cash Incentives

We believe that management should be rewarded for contributions to our overall financial success measured by the year-over-year income growth of their business unit, their group or ITW, as well as for individual accomplishments that contribute to the longer-term health of the business. Annual cash incentive awards are made under the stockholder-approved provisions of the ITW Executive Incentive Plan. The Compensation Committee considers recommendations from the CEO and approves annual cash incentives for our executive officers. The Compensation Committee determines and recommends for approval by the independent directors the award amount for the CEO.

The plan is designed around two elements: income growth (the "P" factor) and personal objectives (the "O" factor). For 2007 theses factors were weighted equally.

Participation in our Executive Incentive Plan is limited to those who have an impact on the profitable growth of the business or who have significant responsibility for a major element of business growth. The P factors are recommended by management and approved by the Compensation Committee annually. The individual O factors for the CEO are established by the Compensation Committee annually, and the individual O factors for each other named executive officer are recommended by the CEO and approved by the Compensation Committee.

Individual award maximums, expressed as percentages and applied to year-end base salary, are determined in accordance with the executive's level of responsibilities and accountability. Although we generally do not establish any specific target or prescribed value, comparisons are made to median annual cash incentive levels in the peer group compensation data. ITW's annual cash incentives are variable and structured to provide awards above these median levels only upon the achievement of exceptional financial results and individual performance objectives. For the 2007 plan year, the award maximums were 140% for Mr. Kropp and 200% for the other named executive officers. Payments under the plan are made following the end of the fiscal year after approval by the Compensation Committee.

For 2007, both the P and O factors had a payout range of 0% to 100% of the maximum for the named executive officers. For the 2007 P factor, income was compared to the prior year (2006) to measure the percentage of increase. Participants begin to earn payment for the P factor once 80% of the applicable prior year income is achieved. At the 80% achievement level, the P factor award payout is 34% of the maximum payment. At the 100% achievement level, the payout is 75% of the maximum payment. For the named executive officers, a maximum P factor payout of 100% only occurs when 115% achievement of prior year income is reached.

The objectives for O factors are more subjective than the P factors. For 2007, Mr. Speer's objectives were focused on succession planning, leadership development, long-range business planning, and a review of ITW's compensation program for senior executives. For the other named executive officers, 2007 objectives were generally focused on leadership development, emerging market growth initiatives, acquisition integration and succession planning. Each individual objective is assigned a relative weighting. At the end of the year, each named executive officer submits a written self-appraisal and overall score of achievement. For the named executive officers, other than the CEO, the appraisals are reviewed by the CEO. The self-appraisal for the CEO is reviewed by the Compensation Committee. These reviews consider completion of objectives, relative weightings and the quality of the work performed. Therefore, an element of judgment is involved in assigning individual levels of achievement for the O factors. A distinguished level of achievement provides a maximum 100% payment.

The following payout grid was used to determine the P factor award component for 2007 (for example, 75% of the maximum P factor award would be paid if 2007 income from continuing operations performance was 100% of prior year results):

% of Achievement	Maximum P Factor Award%
115% and above	100%
110%	90%
105%	82.5%
100%	75%
95%	65%
90%	57%
85%	47%
80%	34%
79% and below	0%

The 2007 P factors for Messrs. Speer and Kropp were entirely based on the year-over-year percentage of increase in corporate income from continuing operations. For the other named executive officers, the P factor was based 75% on the year-over-year percentage of increase of the operating income for their respective businesses and 25% on the year-over-year percentage of increase of corporate income from continuing operations. The following table shows the respective earnings achieved in 2006 and 2007 considered in the determination of the P factor award for the named executive officers:

Named Executive Officer	2006 Corporate/Unit Income Levels (000s)	2007 Corporate/Unit Income Levels (000s)	% of Achievement	% of P Factor Award
D. Speer	$1,680,577	$1,826,079	108.7%	88.1%
R. Kropp	$1,680,577	$1,826,079	108.7%	88.1%
T. Hansen(1)	$ 978,177	$ 987,263	102.9%	79.4%
R. Flaum(1)	$ 340,171	$ 322,521	98.3%	71.6%
H. Zentmyer(1)	$ 447,817	$ 489,122	109.1%	88.7%

(1) The composite % of Achievement are: Mr. Hansen, 102.9% (.25 at 108.7% + .75 at 100.9%); Mr. Flaum, 98.3% (.25 at 108.7% + .75 at 94.8%); and Mr. Zentmyer, 109.1% (.25 at 108.7% + .75 at 109.2%).

Based on the Compensation Committee's review of the individual 2007 O factor objectives and actual achievements for Mr. Speer, and upon Mr. Speer's recommendations for the other named executive officers, the following O factor percentages were assigned: 90% for Mr. Speer; 96% for Mr. Kropp; 95% for Mr. Hansen; 85% for Mr. Flaum; and 96% for

Mr. Zentmyer. The 2007 awards for the named executive officers ranged from 92.35% to 78.30% of the individual maximum award level, and were determined as follows:

Executive Officer	Award Maximum	Year-End 2007 Salary	P Factor Achievement	Amount	O Factor Achievement	Amount	Total Award(1)
D. Speer	200%	$1,000,000	88.1%	$881,000	90%	$900,000	$1,781,000
R. Kropp	140%	$ 285,600	88.1%	$176,130	96%	$191,923	$ 368,053
T. Hansen	200%	$ 459,000	79.4%	$364,446	95%	$436,050	$ 800,496
R. Flaum	200%	$ 376,829	71.6%	$269,810	85%	$320,305	$ 590,114
H. Zentmyer	200%	$ 357,700	88.7%	$317,280	96%	$343,392	$ 660,672

(1) These amounts are shown in the Summary Compensation Table under "Non-Equity Incentive Plan Compensation."

The named executive officers may elect to defer 6% to 85% of their annual incentive award to their ITW Executive Contributory Retirement Income Plan (ECRIP) account. ECRIP is further described under "Nonqualified Deferred Compensation" elsewhere in this proxy statement. Also, under the terms of the ITW 2006 Stock Incentive Plan, an officer may elect to take up to 50% of the award in the form of ITW common stock.

For 2008, the P factor payout for the 2008 awards will again be based on the year-over-year percentage of increase in income, but the weighting will be changed to 60% of each named executive officer's potential award opportunity with the remaining 40% based on the O factor objectives. In addition, the weighting of income for operating executives will change to 33% of corporate results and 67% of their respective businesses. These changes are intended to place greater emphasis on the financial performance element and reinforce the increasing need to collaborate across businesses. Messrs. Speer's and Kropp's maximum P factors will remain 100% based on the year-over-year percentage of increase of corporate income from continuing operations. Additionally, the award maximum for Mr. Kropp will be increased to 150% of salary to bring that award closer to the CFO of the peer group median. The award maximums of 200% of salary will remain unchanged for the other named executive officers.

Long-Term Stock Incentives

We believe that ensuring the long-term growth and health of the business is a primary management responsibility. Therefore, a significant portion of an executive officer's compensation should be directly linked to how ITW stock performs over time, encouraging decisions that consider the long-term perspective. Stock incentive awards have generally been made in the form of stock options and are granted to a relatively small number of executives whose positions can truly affect the company's long-term performance. We believe that, at this time, in comparison to other forms of non-performance based stock incentives, stock options more effectively incent participants on a long-term basis since the greater the increase in stock price, the greater the value of the option to the participant. If the price of ITW's common stock falls below the grant price, the option has no value to the participant.

The Compensation Committee approves awards of stock options to the named executive officers in conjunction with an annual equity award program review. Award amounts for the named executive officers, other than the CEO, are recommended by the CEO based on a number of factors, including the executive officer's position, performance, and ability to influence ITW's long-term growth and profitability over a period of years. The Compensation Committee also reviews the compensation values and types of equity awards for peer company positions, although it does not establish any specific target or prescribed values to be achieved in relation to the peer company data. The executive's level of prior equity awards and level of stock ownership relative to established stock ownership guidelines as described below are also considered in the review. Applying the same considerations, the Compensation Committee recommends to the independent directors for approval the number of stock options to be awarded to the CEO.

Stock options are granted with an exercise price equal to the fair market value of the common stock on the date of grant and expire ten years after the grant date. This approach is designed to motivate the executive to contribute to the creation of stockholder value over the long term. We currently grant only non-qualified stock options because we believe that the tax benefits to ITW of non-qualified stock options outweigh the potential tax benefits to the named executive officers of incentive stock options.

Stock options vest over a specified period determined by the Compensation Committee. The 2007 stock options vest in equal installments over a four-year period ending in 2011. The Compensation Committee has established specific vesting and expiration provisions associated with termination of employment due to death, disability and retirement, as defined by the Compensation Committee, and forfeiture provisions upon any other termination of employment. Under change in control or certain divestiture conditions, all stock options become vested and exercisable. The Compensation Committee, in its sole discretion, may deem a stock option award to be immediately forfeited if the recipient is terminated for cause (as defined by the Committee), competes with ITW, or engages in conduct adversely affecting ITW.

The Compensation Committee approved at its February 2007 meeting stock option awards to executive officers and certain other key employees under the provisions of the ITW 2006 Stock Incentive Plan. Stock options granted in 2007 to the named executive officers are shown in the Grants of Plan-Based Awards table presented elsewhere in this proxy statement.

At its February 2008 meeting, the Compensation Committee granted the following number of stock options, with a four-year vesting period ending in 2012, to the named executive officers: Mr. Speer: 500,000; Mr. Kropp: 70,000; Mr. Hansen: 200,000; Mr. Flaum: 80,000; and Mr. Zentmyer: 80,000.

Timing of Stock Option Awards

The Compensation Committee currently meets in February of each year to consider and act with respect to stock option awards for the executive officers for that fiscal year. The Compensation Committee's February meeting follows ITW's public release of its earnings results for the recently completed fiscal year. The Compensation Committee acts in compliance with the ITW 2006 Stock Incentive Plan, including the requirement that stock options may not be granted at less than 100% of the fair market value of ITW's common stock on the date of grant. At its February 2008 meeting, the Board amended the Stock Incentive Plan to change the definition of fair market value from the average of the high and low trading prices on the grant date to the closing price on the grant date. The exercise price of the options granted at that meeting was based on the closing price of ITW's stock on that date. We do not time grants of stock options for the purpose of affecting the value of executive compensation.

Perquisites & Other Benefits

In general, we do not provide perquisites to our named executive officers that are not available to other employees. We do, however, provide the reimbursement of up to $7,500 per year for financial, tax and estate planning services. This is taxable to the extent required by the Internal Revenue Service ("IRS"). No named executive officer received in excess of $10,000 in perquisites during 2007, so no perquisites are disclosed in the Summary Compensation Table.

Stock Ownership Guidelines

We believe that stock ownership is important because it links the interests of ITW's management and directors with those of our stockholders. Because of the importance of stock ownership, the Board of Directors and the Compensation Committee have adopted stock ownership guidelines for executive officers and directors that they and we believe are appropriate, reasonable and attainable given their responsibilities and compensation levels. As mentioned above, stock ownership relative to the guidelines is one of the factors considered in determining individual stock option awards. The recommended guidelines for stock ownership as a multiple of executive officers' base pay salaries and of directors' annual retainers are as follows: chief executive officer, five times; vice chairman and executive vice presidents, three times; senior vice presidents, two times; vice presidents, one time; and non-employee directors, four times. The Compensation Committee recommends that an executive officer or non-employee director achieve the applicable ownership level within five years. The achievement of these guidelines is reviewed annually. All named executive officers and directors who have been in their positions for five or more years have either satisfied or exceeded the applicable stock ownership guideline. We do not have a policy regarding hedging the economic risk of this ownership.

Financial Restatements

We do not have a policy beyond the requirements of the Sarbanes-Oxley Act of 2002 to retroactively adjust compensation in the event of a restatement of financial or other performance results. We believe that this issue is best addressed when the need actually arises, taking into consideration the specific facts regarding the restatement.

Deductibility

Internal Revenue Code Section 162(m) limits the deductibility of compensation in excess of $1,000,000 paid to the CEO and certain other executive officers employed at year end. Certain performance-based compensation and deferred compensation are not included in compensation for purposes of the limit. The Compensation Committee recognizes its obligation to reward performance that increases stockholder value and exercises its discretion in determining whether or not to conform our executive compensation plans to the approach provided for in the Internal Revenue Code.

Potential Payments upon Termination or Change in Control

We do not have any plans or agreements that are specific and unique to executive officers regarding termination of employment or a change in control of the company. However, we do have provisions contained in our pension plans, the 1996 and 2006 ITW Stock Incentive Plans, the Executive Incentive Plan, and the ECRIP that provide for retirement benefits, immediate vesting of unvested stock options or certain payments to participants in those plans in the event of a change in control or certain termination events. You can find further detail below under "Executive Compensation — Potential Payments Upon Termination or Corporate Change" on page 33.

Executive Compensation

This section of the proxy statement provides information regarding the compensation of our named executive officers. Each of the following tables reflects the two-for-one split of our common stock effected on May 18, 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary(1)	Stock Awards(2)	Option Awards(2)	Non-Equity Incentive Plan Compensation (1)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4)	All Other Compensation (5)(6)	Total
David B. Speer...............	2007	$948,077	—	$2,512,995	$1,781,000	$1,310,313	$89,708	$6,642,093
Chairman and Chief Executive Officer	2006	$815,385	$366,586	$1,691,916	$1,615,000	$ 818,965	$83,305	$5,391,157
Ronald D. Kropp	2007	$259,708	—	$ 311,989	$ 368,053	$ 54,530	$16,520	$1,010,530
Senior Vice President & Chief Financial Officer(1)	2006	$217,727	$ 38,492	$ 111,998	$ 212,288	$ 38,449	$14,395	$ 633,349
Thomas J. Hansen.............	2007	$447,231	—	$1,102,416	$ 800,496	$ 410,195	$43,023	$2,803,361
Vice Chairman	2006	$402,244	$366,586	$ 422,550	$ 782,000	$ 343,590	$41,087	$2,358,057
Russell M. Flaum	2007	$374,599	—	$ 502,599	$ 590,114	$ 445,719	$35,811	$1,948,842
Executive Vice President	2006	$360,192	$366,586	$ 225,360	$ 648,581	$ 404,790	$41,857	$2,047,366
Hugh J. Zentmyer	2007	$351,162	—	$1,173,221	$ 660,672	$ 442,558	$35,126	$2,662,739
Executive Vice President	2006	$334,469	$307,016	$ 366,589	$ 652,441	$ 387,548	$37,914	$2,085,977

(1) Salary and non-equity incentive plan compensation for 2007 includes amounts deferred by the executive under the Executive Contributory Retirement Income Plan (ECRIP) or the Savings and Investment Plan. The amount of salary deferrals in 2007 for each named executive officer can be found in footnote 1 to the Nonqualified Deferred Compensation table on page 32. Deferrals in 2008 of non-equity incentive plan amounts earned in 2007 were as follows: Mr. Speer, $498,680; Mr. Kropp, $36,805; Mr. Hansen, $160,099; Mr. Flaum, $147,529; and Mr. Zentmyer, $66,067.

(2) Represents the expense recognized by ITW in its financial statements as detailed in the Footnote 2 Table below. The assumptions applicable to this valuation can be found on page 71 of the 2006 and page 69 of the 2007 Illinois Tool Works Inc. Annual Report to Stockholders.

Footnote 2 Table

Name	Year	1/2/2004 Restricted Stock Grant Shares Vesting (#)	1/2/2004 Restricted Stock Grant Expense Recognized ($)	12/10/2004 Stock Option Grant Shares Vesting (#)	12/10/2004 Stock Option Grant Expense Recognized ($)(a)	02/01/2006 Stock Option Grant Shares Vesting (#)	02/01/2006 Stock Option Grant Expense Recognized ($)	02/09/2007 Stock Option Grant Shares Vesting (#)	02/09/2007 Stock Option Grant Expense Recognized ($)	Total Stock Option Grants Expense Recognized ($)
David B. Speer	2007	—	—	75,000	—	100,000	$1,232,651	—	$1,280,344	$2,512,995
	2006	8,800	$366,586	75,000	$565,115	100,000	$1,126,801	—	—	$1,691,916
Ronald D. Kropp . . .	2007	—	—	2,500	$ 27,488	7,500	$ 92,449	—	$ 192,052	$ 311,989
	2006	924	$ 38,492	2,500	$ 27,488	7,500	$ 84,510	—	—	$ 111,998
Thomas J. Hansen . .	2007	—	—	37,500	—	37,500	$ 462,244	—	$ 640,172	$1,102,416
	2006	8,800	$366,586	37,500	—	37,500	$ 422,550	—	—	$ 422,550
Russell M. Flaum . .	2007	—	—	20,000	—	20,000	$ 246,530	—	$ 256,069	$ 502,599
	2006	8,800	$366,586	20,000	—	20,000	$ 225,360	—	—	$ 225,360
Hugh J. Zentmyer . .	2007	—	—	20,000	—	20,000	$ 401,026	—	$ 772,195	$1,173,221
	2006	7,370	$307,016	20,000	—	20,000	$ 366,589	—	—	$ 366,589

(a) Since Messrs. Speer, Hansen, Flaum and Zentmyer were retirement eligible as defined by the terms of this grant, all expenses were recognized by us prior to 2007.

(3) Represents amounts awarded under our Executive Incentive Plan, based on the executive's base salary as of December 31 for that year and paid in the following year. Further information regarding this plan and awards thereunder can be found above under "Compensation Discussion and Analysis-Annual Cash Incentives" on page 19 and below under "Grants of Plan-Based Awards" on page 27.

(4) Included in these amounts are benefits accrued in the measurement year ended as of September 30, 2007 under the ITW Retirement Accumulation Plan and the ITW Nonqualified Pension Plan and interest in calendar year 2007 considered to be in excess of market rates with respect to deferred compensation accounts. Under our deferred compensation plan (the Executive Contributory Retirement Income Plan, or ECRIP), which is discussed in more detail on page 32 under "Nonqualified Deferred Compensation," when a participant attains "retirement" eligibility at age 55 and 10 years of service, his or her account is entitled to a return of 130% of the monthly Moody's Corporate Bond Yield Average and the excess interest portion is deemed to be amounts exceeding 100% of the monthly Moody's Corporate Bond Yield Average. This additional interest credit applies to all eligible plan participants, not just the named executive officers. The individual amounts of pension benefits and excess interest credits are shown in the table below.

Footnote 4 Table

Name	Year	10/1 — 9/30 Accrual in Accumulation Plan	10/1 — 9/30 Accrual in Nonqualified Plan	Excess Interest Credit on Deferred Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)
David B. Speer	2007	$ 55,211	$1,173,289	$81,813	$1,310,313
	2006	$ 46,772	$ 711,127	$61,066	$ 818,965
Ronald D. Kropp.	2007	$ 22,159	$ 26,155	$ 6,216	$ 54,530
	2006	$ 19,446	$ 14,630	$ 4,373	$ 38,449
Thomas J. Hansen	2007	$ 76,880	$ 277,424	$55,891	$ 410,195
	2006	$ 77,695	$ 219,341	$46,554	$ 343,590
Russell M. Flaum	2007	$ 53,563	$ 356,372	$35,784	$ 445,719
	2006	$ 31,355	$ 343,470	$29,965	$ 404,790
Hugh J. Zentmyer	2007	$107,611	$ 299,499	$35,448	$ 442,558
	2006	$101,045	$ 255,886	$30,617	$ 387,548

(5) ITW offers few perquisites and none are disclosed here as the combined value of perquisites for any single named executive officer does not exceed $10,000.

(6) For 2007, this number represents company matching contributions to the ECRIP account or the Savings and Investment Plan based on plan formulas for all participants as follows: $89,708 for Mr. Speer; $16,520 for Mr. Kropp; $43,023 for Mr. Hansen; $35,811 for Mr. Flaum; and $35,126 for Mr. Zentmyer. Dividends on restricted shares are not included for 2007 since all restricted shares were vested.

Grants of Plan-Based Awards

The table below provides information regarding plan-based awards granted to our named executive officers during fiscal 2007 under the Executive Incentive Plan and the 2006 Stock Incentive Plan.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)					
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(2)	Grant Date Fair Value of Stock and Option Awards ($)(3)
David B. Speer	02/09/2007	$340,000	$1,600,000	$2,000,000	400,000	$51.60	$5,756,000
Ronald D. Kropp	02/09/2007	$ 67,973	$ 319,872	$ 399,840	60,000	$51.60	$ 863,400
Thomas J. Hansen	02/09/2007	$156,060	$ 734,400	$ 918,000	200,000	$51.60	$2,878,000
Russell M. Flaum	02/09/2007	$128,122	$ 602,926	$ 753,658	80,000	$51.60	$1,151,200
Hugh J. Zentmyer	02/09/2007	$121,618	$ 572,320	$ 715,400	80,000	$51.60	$1,151,200

(1) These columns reflect the range of potential payouts under the Executive Incentive Plan for the named executive officers as set by the Compensation Committee in February 2007 for 2007 performance. Since there is no minimum achievement for the O factors, the "threshold" estimated future payout is based on the minimum P factor payout of 34%, which is realized upon achievement of 80% of prior year income performance. "Target" estimated future payout is based on a P factor of 75%, which is realized upon achievement of 100% of prior year income performance, and 85% achievement of the relevant O factors. "Maximum" estimated future payout is based on a P factor payout of 100%, which is realized upon achievement of 115% of prior year income performance, and 100% achievement of the relevant O factors. Actual payments, as approved by the Compensation Committee in February 2008 for achievement of 2007 performance, can be found in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 25.

(2) Grant date fair market value was equal to the average of the highest and lowest trading prices of our common stock on the date of grant. Grant date market closing price was $51.32.

(3) Based on an implied value of $14.39 per share as determined by the binomial method under Financial Accounting Standards No. 123R.

Outstanding Equity Awards at Fiscal Year-End 2007

This table sets forth details, on an award-by-award basis, regarding the outstanding equity awards held by each of the named executive officers as of December 31, 2007. As of that date, there were no unvested stock awards held by any executive officer; however, outstanding option awards are set forth below.

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
David B. Speer	60,000	—	$29.1250	12/11/2008
	60,000	—	$32.7500	12/17/2009
	150,000	—	$27.9375	12/15/2010
	120,000	—	$31.1250	12/14/2011
	225,000	75,000(1)	$47.1300	12/10/2014
	200,000	200,000(2)	$42.0800	02/01/2016
	—	400,000(3)	$51.6000	02/09/2017
Ronald D. Kropp	4,000	—	$29.1250	12/11/2008
	6,000	—	$32.7500	12/17/2009
	16,000	—	$27.9375	12/15/2010
	12,000	—	$31.1250	12/14/2011
	7,500	2,500(1)	$47.1300	12/10/2014
	15,000	15,000(2)	$42.0800	02/01/2016
	—	60,000(3)	$51.6000	02/09/2017
Thomas J. Hansen	60,000	—	$32.7500	12/17/2009
	66,000	—	$27.9375	12/15/2010
	120,000	—	$31.1250	12/14/2011
	112,500	37,500(1)	$47.1300	12/10/2014
	75,000	75,000(2)	$42.0800	02/01/2016
	—	200,000(3)	$51.6000	02/09/2017
Russell M. Flaum	50,000	—	$29.1250	12/11/2008
	60,000	—	$32.7500	12/17/2009
	150,000	—	$27.9375	12/15/2010
	120,000	—	$31.1250	12/14/2011
	60,000	20,000(1)	$47.1300	12/10/2014
	40,000	40,000(2)	$42.0800	02/01/2016
	—	80,000(3)	$51.6000	02/09/2017
Hugh J. Zentmyer	120,000	—	$27.9375	12/15/2010
	100,000	—	$31.1250	12/14/2011
	60,000	20,000(1)	$47.1300	12/10/2014
	40,000	40,000(2)	$42.0800	02/01/2016
	—	80,000(3)	$51.6000	02/09/2017

(1) Stock options vest at the rate of 25% per year, with a remaining vesting date of December 10, 2008.

(2) Stock options vest at the rate of 25% per year, with remaining vesting dates of December 7, 2008 and 2009.

(3) Stock options vest at the rate of 25% per year, with vesting dates of February 9, 2008, 2009, 2010 and 2011.

Option Exercises and Stock Vested

This table provides information for each named executive officer concerning the exercise of stock options during fiscal 2007. No named executive officer had any unvested restricted stock in 2007. The value realized upon the exercise of options is calculated using the difference between the option exercise price and the market price at the time of exercise multiplied by the number of shares underlying the option.

Name	Option Awards: Number of Shares Acquired on Exercise (#)	Option Awards: Value Realized on Exercise ($)
David B. Speer	—	—
Ronald D. Kropp	4,000	$ 117,414
Thomas J. Hansen	60,000	$1,625,604
Russell M. Flaum	55,000	$1,424,250
Hugh J. Zentmyer	—	—

Pension Benefits

The following table provides information regarding participation by the named executive officers in pension benefit plans through our financial statement measurement date of September 30, 2007. No payments were made to a named executive officer under the plans in 2007.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)(1)
David B. Speer	ITW Retirement Accumulation Plan	29.303	$ 630,622
	ITW Nonqualified Pension Plan	29.303	$3,598,940
Ronald D. Kropp	ITW Retirement Accumulation Plan	13.833	$ 127,307
	ITW Nonqualified Pension Plan	13.833	$ 52,469
Thomas J. Hansen	ITW Retirement Accumulation Plan	27.006	$1,380,118
	ITW Nonqualified Pension Plan	27.006	$1,372,838
Russell M. Flaum	ITW Retirement Accumulation Plan	32.000	$ 541,504
	ITW Nonqualified Pension Plan	32.000	$1,793,755
Hugh J. Zentmyer	ITW Retirement Accumulation Plan	37.750(2)	$1,622,284
	ITW Nonqualified Pension Plan	37.750(2)	$ 784,395

(1) Values represent benefits accrued as of September 30, 2007, the same pension plan measurement date that we use for financial reporting purposes. Assuming the individual receives a lump sum distribution at normal retirement, present values are based on the 6.25% discount rate used for financial reporting purposes.

(2) Mr. Zentmyer actually has 39.269 years of service, but the Signode pension plan in which he participated prior to 1987 only recognized service after 1969.

ITW Retirement Accumulation Plan

We maintain the ITW Retirement Accumulation Plan (the "Pension Plan") for the benefit of eligible employees of participating U.S. business units to provide a portion of the income necessary for retirement. The Pension Plan was closed to new entrants effective January 1, 2007. The Pension Plan is structured as a "pension equity plan" under which a participant accumulates certain percentages for each year during his or her years of plan participation. The accumulated percentages (from both columns shown below), when multiplied by final average annual pay (generally, salary and executive incentive payable in the years from the highest five out of the last ten complete calendar years of service), produce an amount that can be received as a lump sum payment or an actuarially equivalent lifetime annuity. For each year of credited service after December 31, 2000, percentages are structured as follows:

Age During the Year	On Total Final Average Pay	On Final Average Pay in Excess of Covered Compensation(1)
Less than 30	2%	2%
30-34	3%	2%
35-39	4%	2%
40-44	5%	2%
45	7%	2%
46-49	7%	6%
50-54	10%	6%
55-59	13%	6%
60 or older	16%	6%

(1) Covered compensation is a 35-year average of the maximum earnings recognized in calculating Social Security benefits. For 2007, the amount of covered compensation for an individual attaining age 65 was $53,820, while for an employee age 33 or younger it was $97,500.

The Pension Plan's normal retirement age is the latter of age 65 or the fifth anniversary of employment if the participant was hired after age 60. A Pension Plan participant is vested after five years of employment.

Prior to 2001, the Pension Plan operated under a traditional annuity formula (a normal retirement benefit equal to 1% of final average pay and 0.65% of such pay in excess of covered compensation for each of the first 30 years of credited service plus 0.75% of average pay for any additional years). Accrued benefits as of December 31, 2000 under the traditional annuity formula were converted to an initial pension equity percentage by calculating the lump sum value of the normal retirement annuity and dividing by the average annual pay at that time. Anyone who had participated in the Pension Plan for five years as of December 31, 2000 and whose age plus vesting service equaled at least 50 years was entitled to additional pension equity credits of 4% of final average pay per year for up to 15 years of credited service.

As part of the transition to the pension equity formula, anyone who participated in the Pension Plan as of December 31, 2000, had at least five years of vesting service and had attained age 50 by that date, was entitled to a benefit under the pre-2001 formula if that benefit was more valuable than the benefits calculated under the new formula.

The Pension Plan adopted in 2001 does not provide for a specific early retirement age but, once a participant is vested, he or she can terminate employment and receive the lump sum computed under the above formula or an actuarially equivalent immediate annuity benefit. The pre-2001 Pension Plan provided that upon attaining age 55 with at least 10 years of service, a participant could elect an early retirement pension. If the sum of the participant's age and service at early retirement was at least 90, the portion of the benefit that is based solely on total average pay would not be reduced; otherwise, that portion would be reduced at the rate of 0.25% for each month early retirement occurred before the normal retirement date. The portion of the pre-2001 formula that was based on pay in excess of covered compensation was subject to reductions of 1/180th for each of the first 60 months prior to the normal retirement date and 1/360th for each additional month. Any lump sum elected under the pre-2001 formula would be computed as the actuarial present value of an early retirement benefit commencing no earlier than age 62. Messrs. Hansen, Flaum and Zentmyer are subject to alternative calculations under the pre-2001 Pension Plan formula.

Nonqualified Pension Plan

The Nonqualified Pension Plan is maintained to make up for benefits that cannot be paid under the tax-qualified Pension Plan due to Internal Revenue Code limitations on the amount of compensation that may be considered and the amount of benefit that may be payable. ITW has not considered granting additional years of service to executive officers under the plan and, therefore, does not currently have a policy on such grants. For the most part, the Nonqualified Pension Plan uses the same formulas and other computation elements as the Pension Plan with certain exceptions, including the following:

1. The Pension Plan uses net compensation after deferrals under the current Executive Contributory Retirement Income Plan and the Nonqualified Pension Plan uses total eligible compensation (generally salary and non-equity incentive compensation).

2. The Nonqualified Pension Plan provides that a participant who leaves ITW without having retired will forfeit any plan benefits other than those attributable to any deferred compensation that reduces Pension Plan considered pay below the maximum pay ($225,000 in 2007) that may be recognized under a tax-qualified plan.

3. For those who are entitled to an alternative benefit under the Pension Plan's traditional annuity formula in effect prior to 2001, the Nonqualified Pension Plan will convert that benefit to a lump sum at an interest rate equal to 120% of the long-term Applicable Federal Rate (the "AFR") for the first month of the prior quarter.

4. In addition to the annuity and lump sum options available under the Pension Plan, a participant in the Nonqualified Pension Plan may elect to receive fixed monthly installments over up to 20 years calculated using the AFR.

Nonqualified Deferred Compensation

The following table sets forth information regarding participation by the named executive officers in our Executive Contributory Retirement Income Plans ("ECRIP") during fiscal year 2007. There were no withdrawals by, or distributions to, a named executive officer under the ECRIP in 2007.

Name	Executive Contributions in 2007 ($)(1)	Registrant Contributions in 2007 ($)(2)	Aggregate Earnings in 2007 ($)(3)	Aggregate Balance at December 31, 2007 ($)(3)(4)
David B. Speer	$689,219	$89,708	$344,268	$4,835,263
Ronald D. Kropp	$ 73,170	$16,520	$ 26,591	$ 392,507
Thomas J. Hansen	$268,208	$43,023	$238,134	$3,287,245
Russell M. Flaum	$152,192	$35,811	$152,617	$2,087,706
Hugh J. Zentmyer	$ 96,849	$35,126	$150,819	$2,058,521

(1) Includes deferrals of 2007 salary reflected in the Salary column of the Summary Compensation Table (Mr. Speer, $237,019; Mr. Kropp, $51,941; Mr. Hansen, $111,808; Mr. Flaum, $22,476; and Mr. Zentmyer, $31,605). Also includes deferrals of 2006 executive incentive amounts paid in 2007 reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for 2006 (Mr. Speer, $452,200; Mr. Kropp, $21,229; Mr. Hansen, $156,400; Mr. Flaum, $129,716; and Mr. Zentmyer, $65,244).

(2) These amounts are also included in the All Other Compensation column of the Summary Compensation Table for 2007.

(3) Footnote 4 to the Summary Compensation Table sets forth above-market interest included in aggregate earnings in this table. If Mr. Kropp's employment is terminated prior to him being "retirement eligible", he will forfeit above-market interest of $6,216 for 2007 and $21,372 in the aggregate.

(4) In addition to 2007 contributions and excess interest as disclosed for 2007 in footnote 4 to the Summary Compensation Table, includes the following amounts of executive and registrant contributions to the ECRIP and excess interest earned in the year ended December 31, 2006 reported as compensation in the Summary Compensation Table for that year: Mr. Speer, $342,013; Mr. Kropp, $50,776; Mr. Hansen, $181,998; Mr. Flaum, $87,230; and Mr. Zentmyer, $93,437.

In 1985, ITW established an Executive Contributory Retirement Income Plan (the "1985 ECRIP"), which offered designated executives an opportunity to defer a portion of their salary and executive incentive earned in 1985 through 1989 to a deferred compensation account, to receive the matching contributions they would otherwise receive if such deferrals had been made under our tax-qualified Savings and Investment Plan (in lieu of any matching contributions under that plan) and to receive a rate of interest on the account equal to 130% of the monthly Moody's Corporate Bond Yield Average if their employment ended due to death, disability or retirement after age 55 with at least ten years of service (five years if over age 65). The account was to be credited with 100% of the monthly Moody's Corporate Bond Yield Average if the executive left employment before death, disability or retirement. During 2007, the crediting rate ranged from 5.85% to 6.24% for persons not yet retirement eligible and 7.60% to 8.12% for those who were retirement eligible.

With certain exceptions, the 1985 ECRIP account is paid in monthly installments over 15 years following a death, disability or retirement event and in a lump sum following any other termination of employment. Messrs. Speer and Hansen were designated as eligible for the 1985 ECRIP.

In 1993, ITW established a new Executive Contributory Retirement Income Plan (the "Current ECRIP" and, together with the 1985 ECRIP, the "ECRIP"), which has most of the same features as the 1985 ECRIP. All of the named executive officers are eligible for the Current ECRIP. The Current ECRIP has a limit on the amount of interest under the monthly Moody's Corporate Bond Yield Average that would be recognized (12% annualized), a return of deferral feature whereby an individual could elect to receive a return of the principal amount deferred after a period of at least five years, and options for payment following death, disability or retirement in a lump sum or in monthly installments over 2 to 20 years.

A Current ECRIP participant can defer up to 50% of his or her salary and up to 85% of his or her executive incentive. The minimum deferral of either salary or executive incentive is 6%, which results in the 3.5% maximum matching contribution on either component under the Savings and Investment Plan formula. In addition to the foregoing matching contributions under the Savings and Investment Plan, deferrals under the Current ECRIP reduce the compensation that may be recognized for that plan and for the tax-qualified Pension Plan.

Potential Payments upon Termination or Corporate Change

The following describes the potential payments upon termination or a change of control of ITW for the named executive officers. ITW does not maintain any individual plans or agreements with regard to the treatment of executive officers for termination or change of control purposes. The compensation payouts described below are provided under specific plans, including the Executive Contributory Retirement Income Plans, the Retirement Accumulation Plan, the Nonqualified Pension Plan, the Executive Incentive Plan and the ITW 1996 and 2006 Stock Incentive Plans. These plans provide for compensation to all participants in the plans in the event of a change of control or certain termination events.

The information set forth below assumes the effective date of the termination event is the last business day of the fiscal year, December 31, 2007.

In the event of involuntary termination upon a corporate change, death or disability, all unvested stock options held by the named executive officers would immediately vest. In the event of a termination due to early retirement, as no named executive officer was at least 62 years of age at that time, the stock options granted in February 2006 and 2007 will not vest, but all other unvested stock options will vest for each named executive officer other than Mr. Kropp, who is not eligible for early retirement. The following amounts are the value of stock options accelerated upon termination, determined using the excess, if any, of $53.54 (the closing price of ITW common stock on December 31, 2007) over the option exercise price and assuming that all unvested and accelerated stock options are exercised upon the termination event: Mr. Speer, $480,750; Mr. Hansen, $240,375; Mr. Flaum, $128,200; and Mr. Zentmyer, $128,200.

The Executive Incentive Plan provides that if a participant is employed as of the last day of the fiscal year, he or she would receive any amounts earned under the Executive Incentive Plan for that fiscal year. If the termination of employment other than for death, disability or retirement occurs prior to the last day of the fiscal year, a participant forfeits his or her award;

however, the Compensation Committee has the discretion to award an amount prorated for the portion of the fiscal year that the participant was employed. As discussed in more detail above in "Compensation Discussion and Analysis — Annual Cash Incentives," actual amounts earned based on performance by the named executive officers in 2007 were as follows: Mr. Speer, $1,781,000; Mr. Kropp, $368,053; Mr. Hansen, $800,496; Mr. Flaum, $590,114; and Mr. Zentmyer, $660,672.

As discussed above under the "Pension Benefits — ITW Retirement Accumulation Plan" on page 30, employees meeting certain age and service conditions were entitled to the greater of the pension benefit under the pension equity formula or a benefit under the pre-2001 formula. The latter formula provides a potential for a so-called "early retirement subsidy" to the extent that the early reduction adjustments do not reflect an actuarial equivalence between the benefit at early payment and the normal retirement benefit. Messrs. Hansen, Flaum and Zentmyer are subject to those alternate calculations. Under any termination scenario discussed below, as of December 31, 2007, the named executive officers are eligible for the following amounts under the Pension Plan and the Nonqualified Pension Plan:

Name	Pension Plan	Nonqualified Pension Plan	Total
David B. Speer	$ 622,228	$4,639,909	$5,262,137
Ronald D. Kropp	$ 127,837	$ 80,497	$ 208,334
Thomas J. Hansen	$1,908,286	$1,929,438	$3,837,724
Russell M. Flaum	$ 552,750	$2,105,809	$2,658,559
Hugh J. Zentmyer	$1,903,857	$ 869,271	$2,773,128

Under any termination scenario discussed below, executive officers in the ECRIP, our nonqualified deferred compensation plans, would be entitled to payments of their account balances either in a lump sum or in a series of installments they may elect with respect to distributions commencing after age 55 and the completion of at least ten years of service. Unless an ECRIP participant meeting the latter requirement elected prior to termination to defer commencement of such payments to a later date, payments commence as of the first of the month following termination.

The following amounts show the January 1, 2008 present value (calculated at a 6.25% discount rate) of the payments that would be made pursuant to plan terms and the named executive officers' previous elections if their termination of employment had occurred on the last business day of the fiscal year, assuming the 130% of Moody's crediting rate on their ECRIP account(s) remained at the average rate credited in 2007 of 8.0563% throughout the distribution period: Mr. Speer, $4,872,305; Mr. Kropp, $371,134; Mr. Hansen, $3,568,211; Mr. Flaum, $2,297,705; and Mr. Zentmyer, $2,151,644.

Voluntary Termination (prior to age 55 or less than 10 years of service)

Mr. Kropp is the only named executive officer eligible for voluntary termination. As noted above, he would be eligible to receive payments under the Executive Incentive Plan, the Pension Plan, and the ECRIP.

Retirement Prior to Age 65 (minimum 55 years of age and 10 years of service)

All of the named executive officers, other than Mr. Kropp, are eligible for retirement benefits if they retire prior to age 65 because they are at least 55 years of age and have 10 years of service. As noted above, they would be eligible to receive payments under the Executive Incentive Plan, 1996 Stock Incentive Plan, Pension Plan, Nonqualified Pension Plan, and the ECRIP.

Normal Retirement (65 years of age and 10 years of service)

None of the named executive officers are eligible for termination benefits for normal retirement as none have reached the age of 65.

Involuntary Not for Cause Termination

The named executive officers would be eligible to receive payments shown above, in the case of Mr. Kropp, under "Voluntary Termination," or in the case of each other named executive officer, under "Retirement Prior to Age 65."

Involuntary Termination upon a Corporate Change

Under the ITW 1996 and 2006 Stock Incentive Plan and the Executive Incentive Plan, a Corporate Change is defined as (1) a dissolution, (2) a merger, consolidation, reorganization or similar transaction after which the stockholders immediately prior to the effective date thereof hold less than 70% of the outstanding common stock of the surviving entity, (3) a sale of all or substantially all of ITW's assets (specified for purposes of the 2006 Stock Incentive Plan as assets with a gross fair market value of at least 40% of the total gross fair market value of all of ITW's assets), or (4) more than a 50% turnover in the membership of the Board of Directors under circumstances not approved by the then-current Board.

The named executive officers are eligible to receive payments under the Pension Plan, the Nonqualified Pension Plan, and the ECRIP, as mentioned above. In addition, as set forth in the table below, under the Executive Incentive Plan, they would be entitled to a lump sum payment representing the maximum P factor and O factor awards payable for the fiscal year, and all of their unvested stock option awards received under the ITW 1996 and 2006 Stock Incentive Plans would immediately vest.

Name	Executive Incentive Plan	1996 Stock Incentive Plan	2006 Stock Incentive Plan	Total
David B. Speer	$2,000,000	$2,772,750	$776,000	$5,548,750
Ronald D. Kropp	$ 399,840	$ 187,925	$116,400	$ 704,165
Thomas J. Hansen	$ 918,000	$1,099,875	$388,000	$2,405,875
Russell M. Flaum	$ 753,658	$ 586,600	$155,200	$1,495,458
Hugh J. Zentmyer	$ 715,400	$ 586,600	$155,200	$1,457,200

Disability or Death

In the event a named executive officer becomes permanently disabled or dies, the named executive officer would be eligible for the same maximum payments under these plans as those described above under "Involuntary Termination upon a Corporate Change."

Equity Compensation Plan Information

The following table provides information as of December 31, 2007 about ITW's existing equity compensation plans, the 1996 Stock Incentive Plan and the 2006 Stock Incentive Plan.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	20,688,040	$39.70	44,563,326(1)

(1) These shares remain available for issuance under the 2006 Stock Incentive Plan.

Compensation Committee Report

The Compensation Committee of the Board of Directors hereby furnishes the following report to the stockholders of the Corporation in accordance with rules adopted by the Securities and Exchange Commission.

We have reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on our review and discussions, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and the Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2007.

This report is submitted on behalf of the members of the Compensation Committee:

William F. Aldinger, Chairman
Susan Crown
Robert S. Morrison
James A. Skinner

Certain Relationships and Related Transactions

Practices Regarding Related Transactions

We review related-party transactions in accordance with our Statement of Principles of Conduct, by-laws and Corporate Governance Guidelines rather than a separate written policy. A related-party transaction is a transaction involving ITW and any of the following persons: a director, director nominee or executive officer of ITW; a holder of more than 5% of ITW common stock; or an immediate family member or person sharing the household of any of these persons.

Our Statement of Principles of Conduct states that our directors, officers and employees must avoid engaging in any activity, such as related-party transactions, that might create a conflict of interest or a perception of a conflict of interest. These individuals are required to raise for consideration any proposed or actual transaction that they believe may create a conflict of interest. Our by-laws provide that no related-party transaction is void or voidable solely because a director has an interest if (1) the material facts are disclosed to or known by the Board of Directors and the transaction is approved by the disinterested directors or an appropriate Board committee comprised of disinterested directions, (2) the material facts are disclosed to or known by the stockholders and the transaction is approved by the stockholders, or (3) the transaction is fair to ITW as of the time it is approved. Our Corporate Governance Guidelines provide that the Board will apply established Categorical Standards for Director Independence in making its independence determinations. Under the standards, certain relationships between ITW and a director would preclude a director from being considered independent.

On an annual basis, each director and executive officer completes a Directors' and Officers' Questionnaire, which requires disclosure of any transactions with ITW in which he or she, or any member of his or her immediate family, has a direct or indirect material interest. The Corporate Governance and Nominating Committee reviews these Questionnaires and discusses any related-party transaction disclosed therein.

In addition, under its charter, the Audit Committee is responsible for reviewing, approving, ratifying or disapproving all proposed related-party transactions that, if entered into, would be required to be disclosed under the rules and regulations of the SEC. In reviewing related-party transactions, the Audit Committee considers the factors set forth in our Statement of Principles of Conduct, by-laws and Corporate Governance Guidelines as well as other factors, including ITW's rationale for entering into the transaction, alternatives to the transaction, whether the transaction is on terms at least as fair to ITW as would be the case were the transaction entered into with a third party, and the potential for an actual or apparent conflict of interest. No member of the Audit Committee having an interest in a related-party transaction may participate in any decision regarding that transaction.

Audit Committee Report

The Audit Committee of the Board of Directors is composed of five independent directors, as defined in the listing standards of the New York Stock Exchange. In addition, the Board of Directors has determined that all Audit Committee members are "financially literate" and that Messrs. Birck, Davis, McCormack and Skinner meet the Securities and Exchange Commission criteria of "audit committee financial expert". The Audit Committee operates under a written charter adopted by the Board of Directors, which was most recently reviewed by the Committee in February 2008.

The Committee is responsible for providing oversight to ITW's financial reporting process through periodic meetings with ITW's independent public accountants, internal auditors and management in order to review accounting, auditing, internal control and financial reporting matters. The Committee is also responsible for assisting the Board in overseeing: (a) the integrity of ITW's financial statements; (b) ITW's compliance with legal and regulatory requirements; (c) the independent public accountants' qualifications, independence and performance; and (d) the performance of ITW's internal audit function. ITW's management is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Committee, in carrying out its role, relies on ITW's senior management, including senior financial management, and ITW's independent public accountants.

We have reviewed and discussed with senior management the audited financial statements included in the 2007 Annual Report to Stockholders. Management has confirmed to the Committee that the financial statements have been prepared in conformity with generally accepted accounting principles.

We have reviewed and discussed with senior management their assertion and opinion regarding internal controls included in the 2007 Annual Report to Stockholders as required by Section 404 of the Sarbanes-Oxley Act of 2002. Management has confirmed to the Committee that internal controls over financial reporting have been appropriately designed, and are operating effectively to prevent or detect any material financial statement misstatements. We have also reviewed and discussed with Deloitte & Touche LLP, ITW's independent public accountants, its audit and opinion regarding ITW's internal controls as required by Section 404, which opinion is included in the 2007 Annual Report to Stockholders.

We have reviewed and discussed with Deloitte & Touche LLP the matters required to be discussed by the Statement on Auditing Standards No. 61 (Communications with Audit Committee) under which Deloitte & Touche LLP must provide us with additional information regarding the scope and results of its audit of ITW's financial statements. This information includes: (1) Deloitte & Touche LLP's responsibility under generally accepted auditing standards; (2) significant accounting policies; (3) management judgments and estimates; (4) any significant audit adjustments; (5) any disagreements with management; and (6) any difficulties encountered in performing the audit.

We have received from Deloitte & Touche LLP a letter providing the disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) with respect to any relationships between Deloitte & Touche LLP and ITW that in its professional judgment may reasonably be thought to bear on independence. Deloitte &

Touche LLP has discussed its independence with us, and has confirmed in the letter that, in its professional judgment, it is independent of ITW within the meaning of the federal securities laws.

The Committee also discussed with ITW's internal auditors and independent public accountants the overall scope and plans for their respective audits. The Committee meets periodically with the internal auditors and independent public accountants, with and without management present, to discuss the results of their examinations, their evaluations of ITW's internal controls, and the overall quality of ITW's financial reporting.

Based on the reviews and discussions described above, we have recommended to the Board of Directors that the audited financial statements included in ITW's 2007 Annual Report to Stockholders be included in ITW's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2007.

Michael J. Birck, Chairman
Marvin D. Brailsford
Don H. Davis, Jr.
Robert C. McCormack
James A. Skinner

Reapproval of the Performance Factors and Award Limit Under the Executive Incentive Plan

In 2001, stockholders approved the material terms of performance-based awards under the Executive Incentive Plan. We sought stockholder approval in response to the deductibility limits of Section 162(m) of the Internal Revenue Code. Section 162(m) limits ITW's federal income tax deduction to $1,000,000 of compensation paid in a taxable year to an employee who, on the last day of the taxable year, was (a) the Chief Executive Officer; or (b) among the three highest compensated executive officers whose compensation is reported in the Summary Compensation Table of the proxy statement. If, however, compensation is based on objective goals, the criteria for which has been approved by stockholders, that compensation is not counted for purposes of the limit. The stockholders must also have approved the eligibility requirements for and maximum amount of the compensation.

The effectiveness of the 2001 stockholder approval of the material terms of these performance goals has expired. The Board of Directors has determined that it is in the best interests of ITW that certain awards paid under the Executive Incentive Plan be eligible to qualify as performance-based compensation under Section 162(m) so that they are exempt from Section 162(m) limits on the deductibility of compensation. As a result, we are asking you to reapprove the performance criteria under which certain Executive Incentive awards will be made and the maximum amount of those awards. We are not amending and not asking you to approve any amendments to the plan.

The Executive Incentive Plan provides for cash payments based on achievement of specific corporate, operating group or individual performance objectives. The Compensation Committee administers the plan and approves key employees who contribute to ITW's profitability and growth for participation in the plan. Awards under the plan are based on the extent to which the performance objectives have been attained and are paid following the release of our audited financial statements for the applicable fiscal year. The maximum award qualifying under Section 162(m) payable to any key employee for any calendar year is $5,000,000.

The Board of Directors recommends that the Compensation Committee be authorized to base performance objectives under the Executive Incentive Plan on one or more of the following factors: generation of free cash, earnings per share, revenues, market share, stock price, cash flow, retained earnings, results of customer satisfaction surveys, aggregate product price and other product price measures, diversity, safety record, acquisition activity, management succession planning, improved asset management, improved operating margins, increased inventory turns, product development and liability, research and development integration, proprietary protections, legal effectiveness, handling SEC or environmental issues, manufacturing efficiencies, system review and improvement, service reliability and cost management, operating expense ratios, total stockholder return, return on sales, return on equity, return on invested capital, return on assets, return on investment, net income, operating income, and the attainment of one or more performance goals relative to the performance of other corporations. These are the same performance factors that the stockholders approved in 2006 with respect to the ITW 2006 Stock Incentive Plan.

The Board also recommends that you approve the maximum amount of the award that may be granted under the Executive Incentive Plan as described above. This is the same award limit that the stockholders approved in 2001.

The Board of Directors recommends a vote "FOR" ratification of the performance factors and award limit

Ratification of the Appointment of Independent Public Accountants

The Audit Committee has engaged Deloitte & Touche LLP to serve as ITW's independent public accountants for the fiscal year ending December 31, 2008. Deloitte & Touche LLP has been employed to perform this function for ITW since 2002.

Audit Fees

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, the "Deloitte Entities") will bill us approximately $13,375,000 for professional services in connection with the 2007 audit, as compared with $10,002,000 for the 2006 audit of the annual financial statements and internal controls. These fees relate to: (i) the audit of the annual financial statements included in our Annual Report on Form 10-K; (ii) the review of the quarterly financial statements included in our Quarterly Reports on Form 10-Q; (iii) the internal controls audit required by Section 404 of the Sarbanes-Oxley Act of 2002; and (iv) statutory audits.

Audit-Related Fees

During 2007 and 2006, the Deloitte Entities billed us approximately $401,000 and $524,000, respectively, for audit-related services. These fees relate to work performed with respect to acquisition-related due diligence and other technical accounting assistance.

Tax Fees

These fees include work performed by the Deloitte Entities for 2007 and 2006 with respect to tax compliance services such as assistance in preparing various types of tax returns globally ($4,881,000 and $4,306,000, respectively) and tax planning services, often related to our many acquisitions and restructurings ($942,000 and $5,429,000, respectively).

All Other Fees

The aggregate fees for all other services rendered by the Deloitte Entities for 2007 and 2006 were approximately $150,000 and $3,000, respectively. These fees relate to internal control reviews and sundry services performed at operating units.

Audit Committee Pre-Approval Policies

The Audit Committee has adopted policies and procedures for pre-approval of all audit and non-audit related work to be performed by ITW's independent public accountants. As a part of those procedures, the Audit Committee performs a qualitative analysis of all non-audit work to be performed by our independent public accountants. Each year, the Audit Committee receives a detailed list of the types of audit-related and non-audit related services to be performed, along with estimated fee amounts. The Audit Committee then reviews and pre-approves audit work and certain categories of tax and other non-audit services that may be performed. In conducting its analysis, the Audit Committee carefully contemplates the nature of the services to be provided and considers whether such services: (i) are prohibited under applicable rules; (ii) would result in our independent public accountants auditing their own work;

(iii) would result in our independent public accountants performing management functions; (iv) would place our independent public accountants in a position of acting as an advocate for the company; or (v) would present a real risk of a conflict of interest or otherwise impair our independent public accountants' independence. The Audit Committee also annually pre-approves the budget for annual GAAP, statutory and benefit plan audits. ITW's management provides quarterly updates to the Audit Committee regarding year-to-date expenditures versus budget for audit and non-audit services. The Audit Committee also considers whether specific projects or expenditures could potentially affect the independence of ITW's independent public accountants.

Although we are not required to do so, we believe that it is appropriate for us to request stockholder ratification of the appointment of Deloitte & Touche LLP as our independent public accountants. If stockholders do not ratify the appointment, the Audit Committee will investigate the reasons for the stockholders' rejection and reconsider the appointment. Representatives of Deloitte & Touche LLP will be present at the Annual Meeting and will have the opportunity to make a statement and respond to questions.

The Board of Directors recommends a vote "FOR" ratification of the appointment of Deloitte & Touche LLP

APPENDIX A

CATEGORICAL STANDARDS FOR DIRECTOR INDEPENDENCE

I. Introduction

To be considered independent, a director of the Company must meet all of the following Categorical Standards for Director Independence. In addition, a director who is a member of the Company's Audit Committee must meet the heightened criteria set forth below in Section IV to be considered independent for the purposes of membership on the Audit Committee. These categorical standards may be amended from time to time by the Company's Board of Directors.

Directors who do not meet these categorical standards for independence can also make valuable contributions to the Company and its Board of Directors by reason of their knowledge and experience.

In addition to meeting the standards set forth below, a director will not be considered independent unless the Board of Directors of the Company affirmatively determines that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In making its determination, the Board of Directors shall broadly consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. For this purpose, the Board does not need to reconsider relationships of the type described in Section III below if such relationships do not bar a determination of independence in accordance with Section III below.

II. Definitions

An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home. When considering the application of the three-year period referred to in each of paragraphs III.1 through III.5 below, the Company need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

The "Company" includes any subsidiary in its consolidated group.

III. Standards for Directors

The following standards have been established to determine whether a director of the Company is independent:

1. A director is not independent if the director is, or has been within the last three years, an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer[1] of the Company. Employment as an interim Chairman or CEO or other executive officer shall not disqualify a director from being considered independent following that employment.

2. A director is not independent if the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service). Compensation received by a director for former service as an interim Chairman or CEO or other executive officer need not be considered in determining independence under this test. Compensation

[1] For purposes of this paragraph III, the term "executive officer" has the same meaning specified for the term "officer" in Rule 16(a)-1(f) under the Securities Exchange Act of 1934. Rule 16a-1(f) defines "officer" as a company's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the company. Officers of the company's parent(s) or subsidiaries shall be deemed officers of the company if they perform such policy-making functions for the company.

received by an immediate family member for service as an employee of the Company (other than an executive officer) need not be considered in determining independence under this test.

3. A director is not independent if: (A) the director or an immediate family member is a current partner of a firm that is the company's internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Company's audit within that time.

4. A director is not independent if the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee.

5. A director is not independent if the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues[2].

6. Stock ownership in the Company by directors is encouraged and the ownership of a significant amount of stock, by itself, does not bar a director from being independent.

IV. Standards for Audit Committee Members

In addition to satisfying the criteria set forth in Section III above, directors who are members of the Company's Audit Committee will not be considered independent for purposes of membership on the Audit Committee unless they satisfy the following criteria:

1. A director who is a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors, or any other Board committee, accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any subsidiary thereof, provided that, unless the rules of the New York Stock Exchange provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided that such compensation is not contingent in any way on continued service).

2. A director who is a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors or any other Board committee, be an affiliated person of the Company or any subsidiary thereof.

3. If an Audit Committee member simultaneously serves on the audit committees of more than three public companies, the Board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the Company's Audit Committee.

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[2] In applying this test, both the payments and the consolidated gross revenues to be measured shall be those reported in the last completed fiscal year. The look-back provision for this test applies solely to the financial relationship between the Company and the director or immediate family member's current employer; the Company need not consider former employment of the director or immediate family member. Contributions to tax-exempt organizations shall not be considered "payments" for purposes of this test, provided, however, that the Company shall disclose in its annual proxy statement any such contributions made by the Company to any tax-exempt organization in which any independent director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year from the Company to the organization exceeded the greater of $1 million, or 2% of such tax exempt organization's consolidated gross revenues.

orporate Information

sfer Agent and Registrar
nputershare Investor Services LLC
Royall Street
ton, MA 02021
.829.7424

litors
bitte & Touche LLP
South Wacker Drive
cago, IL 60606

nmon Stock
/ common stock is listed on the
v York Stock Exchange and Chicago
ck Exchange. Symbol—ITW

ual Meeting
ay, May 2, 2008, 3:00 p.m.
Northern Trust Company
South LaSalle Street
cago, IL 60675

k and Dividend Action
Company's dividend guideline provides
he dividend payout rate to be in a range
5 to 35 percent of the Company's
rage of the trailing two years of income
n continuing operations. Effective with
October 15, 2007 payment, the quarterly
n dividend on ITW common stock was
eased to 28 cents per share. This enhanced
dend represents an estimated payout of
percent of the trailing two years of
me from continuing operations. ITW's
ual dividend payment has increased 44
secutive years, except during a period of
ernment controls in 1971.

dend Reinvestment Plan
ITW Common Stock Dividend Reinvest-
t Plan enables registered shareholders to
vest the ITW dividends they receive in
itional shares of common stock of the
npany at no additional cost. Participation
e plan is voluntary, and shareholders
join or withdraw at any time. The plan
allows for additional voluntary cash
stments in any amount from $100 to
000 per month. For a brochure and full
ils of the program, please direct inquiries to:

nputershare Trust Company
dend Reinvestment Service
Royall Street
ton, MA 02021
.829.7424

Shareholder Information
Questions regarding stock ownership, dividend payments or change of address should be directed to the Company's transfer agent, Computershare Investor Services LLC.

For additional assistance regarding stock holdings, please contact:
Kathleen Nuzzi
Shareholder Relations
847.657.4929

Security analysts and investment professionals should contact:
John L. Brooklier
Vice President of Investor Relations
847.657.4104

Media Inquiries
Please contact:
Alison Donnelly
Corporate Communications Manager
847.657.4565

Corporate Governance
On June 1, 2007, the Company's Chairman and Chief Executive Officer certified to the New York Stock Exchange (NYSE) that he is not aware of any violation by the Company of the NYSE corporate governance listing standards. The Company has provided certifications by the Chairman and Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosure, as required by Section 302 of the Sarbanes-Oxley Act, on Exhibit 31 in its Annual Report on Form 10-K.

Trademarks
Certain trademarks in this publication are owned or licensed by Illinois Tool Works Inc. or its wholly owned subsidiaries.

Hi-Cone Recycling
ITW Hi-Cone, manufacturer of recyclable multi-pack ring carriers, offers assistance to schools, offices and communities interested in establishing carrier collection programs.

For more information, please contact:

ITW Hi-Cone
1140 West Bryn Mawr Avenue
Itasca, IL 60143
Telephone: 630.438.5300
www.hi-cone.com

Outside the United States, contact:

ITW Hi-Cone (ITW Limited)
Greenock Road, Slough Trading Estate,
Slough, Berkshire, SL1 4QQ, United Kingdom
44.1753.479980

ITW Hi-Cone (ITW Australia)
8-12 Eskay Road, South Oakleigh
Victoria 3167, Australia
61.3.9579.5111

ITW Hi-Cone (ITW España)
Polg. Ind. Congost P-5, Naves 7-8-9,
08530 La Garriga, Barcelona, Spain
34.93.860.5020

Signode Plastic Strap Recycling and PET Bottle Collection Programs
Some of Signode's plastic strapping is made from post-consumer strapping and PET beverage bottles. The Company has collection programs for both these materials. For more information about post-consumer strapping recycling and post-consumer PET bottles (large volume only), please contact:

ITW Signode
7080 Industrial Road
Florence, KY 41042
859.342.6400

Internet Home Page
www.itw.com

Design
Smith Design Co.
Evanston, Illinois

Illinois Tool Works Inc.
3600 West Lake Avenue, Glenview, Illinois 60026

END